Exhibit 99.5

CONFIDENTIAL SUBMISSION DATED MAY 14, 2012 BY EMERGING GROWTH COMPANY

PURSUANT TO SECTION 6(e) OF THE SECURITIES ACT OF 1933

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Taylor & Martin Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	37-1653986
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12 Greenway Plaza, Suite 1100 Houston, Texas 77046 (713) 425-4940	Rod K. Cutsinger 12 Greenway Plaza, Suite 1100 Houston, Texas 77046 (713) 425-4940
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2849 (713) 223-2300 Attn: William S. Anderson Jason M. Jean	Andrews Kurth LLP 111 Congress Avenue, Suite 1700 Austin, Texas 78701 (512) 320-9200 Attn: Carmelo M. Gordian Ted A. Gilman Brian J. Dillavou

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee(3)
Common Stock, $0.00001 par value per share	$175,000,000	$20,055

(1)	Includes shares subject to an option to purchase additional shares granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.
(3)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

CONTAINED IN CONFIDENTIAL SUBMISSION DATED MAY 14, 2012 BY EMERGING GROWTH

COMPANY PURSUANT TO SECTION 6(e) OF THE SECURITIES ACT OF 1933

                    Shares

Common Stock

This is the initial public offering of Taylor & Martin Group, Inc. We are offering                     shares of our common stock.

Prior to this offering there has been no public market for our common stock. It is currently estimated that the public offering price per share will be between $             and $            . We intend to apply to list our common stock on the New York Stock Exchange under the symbol “TMG.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Taylor & Martin Group, Inc. (before expenses)	$	$

The underwriters have an option for 30 days from the date of this prospectus to purchase a maximum of                 additional shares of common stock at the initial public offering price, less discounts and commissions, to cover over-allotments.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will be reporting in accordance with the reduced public company reporting requirements permitted thereby. See “Our Business—Emerging Growth Company” beginning on page 66.

Delivery of the shares of common stock will be made on or about                    , 2012.

Canaccord Genuity

The date of this prospectus is                    , 2012

Artwork

[To be supplied in subsequent amendment]

TABLE OF CONTENTS

Important Introductory Information	ii
Prospectus Summary	1
Risk Factors	13
Information Regarding Forward-Looking Statements	28
Use of Proceeds	30
Reverse Stock split	30
Dividend Policy	30
Capitalization	31
Dilution	32
Selected Pro Forma Combined Financial Data	34
Selected Historical Individual Partner Company Financial Data	35
Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations	36
Our Business	47
Combinations and Reorganization	66
Management	73
Executive Compensation	78
Certain Relationships and Related Party Transactions	86
Principal Stockholders	89
Description of Our Capital Stock	90
Shares Eligible for Future Sale	95
Material U.S. Federal Income Tax Consequences to Non-U.S. Holders	97
Underwriting	101
Validity of Securities	105
Experts	105
Where You Can Find Additional Information	106
Index to Financial Statements	F-1
Annex A	A-1

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We have not, and the underwriters have not, authorized anyone to provide you with any additional information or information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

Dealer Prospectus Delivery Obligation

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications, other published independent sources, or data compiled by Dale S. Rogers, Zachary S. Rogers and Ronald Lembke, noted academics in the reverse logistics industry. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified such third-party information and cannot guarantee its accuracy and completeness.

i

IMPORTANT INTRODUCTORY INFORMATION

In this prospectus, we refer to the following entities collectively as the “Partner Companies” and individually as a “Partner Company:” (i) Taylor & Martin Enterprises, Inc. and its consolidated subsidiaries, which we refer to collectively, as “Taylor & Martin Enterprises,” (ii) Deanco Auction & Real Estate, Co., Deanco Auto, Inc., Deanco Auction Company of MS, Inc. and Deanco Auction Group, which we refer to collectively as “Deanco Auction,” (iii) Image Microsystems Operating Company, LLC, which we refer to as “Image Microsystems,” (iv) ASB Corporation and its consolidated subsidiaries, which we refer to collectively as “Segue Corporation,” and (v) International Enterprises, Inc., which we refer to as “International Enterprises.” See “Combinations and Reorganization.”

Prior to consummation of the offering made by this prospectus, TMG Founder Company, an affiliate of SABA Group, LLC, which we refer to as “our sponsor,” will become a subsidiary of Taylor & Martin Group, Inc. through a merger transaction, which we refer to as the “Reorganization.” Concurrently with the consummation of the offering made by this prospectus, Taylor & Martin Group, Inc., through a series of stock acquisitions, which we refer to collectively herein as the “Combinations,” will acquire all of the operations of the Partner Companies.

Unless otherwise indicated by the context, references to the “Company,” “our,” “we,” “us” and similar terms refer to Taylor & Martin Group, Inc., together with the Partner Companies, after giving effect to the Reorganization and the Combinations.

In this prospectus we use some industry-specific terms. A brief explanation of some of those terms follows. The “forward supply chain” for finished products is a commonly understood concept and the term is used to describe the process of the flow of a product, whether that product is a capital asset or a consumer good, from its point of origin, generally an original equipment manufacturer, or “OEM,” to its point of consumption, generally the consumer purchasing the product for its own use. The “reverse supply chain” represents the flow of these products in reverse, from the point of its consumption back to the point of its origin. We refer to the market for buying and selling assets in the reverse supply chain as the “secondary market.” A product enters the secondary market for any number of reasons, including because it is returned, seasonal, overstocked, recalled, distressed or surplus, the OEM has produced a new model and the owner of the product desires to upgrade the product, or the condition of the product is no longer suitable for the existing owner’s purpose. “Reverse logistics” is generally considered to be the process of coordinating the flow of products and related information through the secondary market for the purpose of maximizing value or proper disposal. Our non-auction liquidation business deals in returned, seasonal, overstocked, recalled, distressed and surplus consumer goods, which we refer to as “surplus and returned consumer goods.” See “Our Business—Liquidation of Consumer Goods.”

We use the term “consignor” in this prospectus to refer to a seller for whom we sell assets on the seller’s behalf. In these consignment sales, we receive a commission on the sale and do not take title to the asset.

Unless otherwise indicated, all share, per share and financial data set forth in this prospectus:

•	have been adjusted to give effect to the Combinations;

•

have been adjusted to give effect to the Reorganization (but before giving effect to the 1-for-             reverse stock split of the common stock of TMG Founder Company to be effected prior to the Reorganization, see “Reverse Stock Split”); and

•	assume no exercise of the underwriters’ option to purchase additional shares.

Unless otherwise indicated, references in this prospectus to the number of shares of common stock to be outstanding immediately after this offering exclude 4,500,000 shares of common stock reserved for issuance under our 2011 Omnibus Incentive Plan, of which                     shares of restricted stock will be outstanding immediately after consummation of this offering.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in the prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus and the documents incorporated by reference into this prospectus before making an investment decision, especially the information presented under the headings “Risk Factors,” “Information Regarding Forward-Looking Statements,” “Important Introductory Information,” “Selected Pro Forma Combined Financial Data” and the information presented on Annex A.

Overview

We are a leading provider of marketplaces and solutions for the liquidation of pre-owned and salvaged transportation, agricultural and industrial capital assets and surplus and returned consumer goods. Our marketplaces and solutions appeal to a broad base of customers seeking to convert their assets into cash at the highest obtainable prices in an efficient and timely manner. We believe that our solutions constitute a platform with the most comprehensive suite of services available in our targeted markets: pre-owned and salvaged capital assets, such as commercial trucks and trailers, and surplus and returned consumer goods, such as general merchandise, electronics, apparel and accessories. We serve these targeted markets through our two operating divisions:

•	TMG Auction Services: provides live auctions with simultaneous world-wide Internet bidding, appraisals and equipment leasing.

•

TMG Reverse Logistics: provides a comprehensive suite of reverse logistics services, our “TMG Complete Solution,” that helps OEMs and retailers maximize net recovery values of their surplus and returned consumer goods. Our services include liquidation, return center operations, reverse logistics software, as well as repair, refurbishment, recycling and disposal services.

Our TMG Complete Solution is a key component of our growth strategy. Our senior management team believes that the TMG Complete Solution enables us to address the reverse logistics needs of our customers that are not currently met in the market by a single third-party service provider. These needs include the ability to liquidate various categories of surplus and returned consumer goods, using a variety of liquidation pathways to maximize recovery values, as well as reconditioning and coordination of recycling and proper disposal programs for non-salable goods.

Our infrastructure and operating activities enable us to serve the needs of a large base of customers and achieve sales growth and expanded profitability. During 2011, our infrastructure and operating activities consisted of:

•	Marketplaces and solutions that processed assets with a total liquidation volume of approximately $315 million;

•	Live auctions at 24 locations in 12 states with simultaneous Internet bidding through our online auction marketplaces at www.TMILive.com® and www.deancoauction.com;

•	Auction marketplaces that connected over 3,000 unique consignors to over 5,700 unique buyers, from among 14,600 unique bidders, located across 49 U.S. states and 14 countries;

•	Appraisals on approximately 545,000 pieces of capital assets with an aggregate appraised value of approximately $5.9 billion;

•	Liquidation activities that represented approximately 14,000 sales to approximately 550 different buyers; and

•	Global network of more than 3,000 high volume buyers of surplus and returned consumer goods on the secondary market.

Our operating divisions will be formed through the acquisition of the Partner Companies, which are five long-established and reputable companies. Taylor & Martin Group, Inc. has entered into definitive agreements to acquire each of the Partner Companies and the Combinations will close concurrently with this offering. We intend to operate each of the Partner Companies in a decentralized model in which management from the Partner Companies remain responsible for daily operations while our senior management will utilize their deep industry expertise and strategic contacts to develop and implement growth strategies and leverage top-line and operating synergies among our Partner Companies, as well as provide overall general and administrative functions. We believe that this approach will allow our Partner Companies to maintain their critically important reputations and operations in their respective markets while also enabling them to leverage core competencies and scale across our operating divisions.

We generate revenues through multiple sources, including transaction fees from sellers and buyers on consignment sales, the purchase and resale of assets, revenue sharing arrangements, leasing operations and fee-based services. We experienced strong sales and profit growth in 2011. Pro forma combined revenues increased from $74.8 million in 2010 to $103.5 million in 2011, representing a 38.5% growth rate, and Adjusted Pro Forma Combined EBITDA increased from $10.5 million in 2010 to $20.3 million in 2011, representing a 93.6% growth rate. See “Summary Pro Forma Combined Financial Data—Non-GAAP Financial Measure—Adjusted Pro Forma Combined EBITDA.”

Industry Overview

The value of the assets sold on the secondary market is very large while the industry for the conversion of these assets into cash is relatively undeveloped. According to the National Auction Association, gross auction proceeds in the United States from the sale of capital assets, including commercial trucks and trailers, construction and agricultural equipment and automobiles, were $269 billion in 2008, the most recent date for which such information is available. However, there is also a large volume of secondary capital assets that are processed by used equipment dealers and that are sold directly by owners. It is also estimated that surplus and returned consumer goods in the United States represented approximately 2.28% of United States gross domestic product, or $329 billion, in 2008, the most recent date for which such information is available. Currently, the majority of these consumer goods are liquidated directly by the owners, primarily OEMs and retailers, in a process that requires significant time and effort thereby diverting their attention from their core operations. We believe that we provide solutions for the conversion of assets into cash at the highest obtainable price and in the most efficient and timely manner. In aggregate, we estimate that the total value for the types of capital assets and surplus and returned consumer goods that we target that are sold on the secondary market annually exceeds $100 billion.

The supply of used transportation, agricultural and industrial capital assets continues to grow. We believe that auctions represent an increasingly popular distribution channel for these types of capital assets as auction companies’ capabilities expand and enable them to offer sellers an efficient marketplace that maximizes recovery values. We believe that the main drivers of growth for these types of capital assets sold through auctions include:

•	The ability of auctioneers to quickly deliver high net proceeds on the sale of assets;

•

The ability of auctioneers to sell high volumes of assets thereby attracting sellers with large quantities of goods such as transportation and agriculture companies, equipment companies, regional banks, and insurance companies;

•	The increasing trust by sellers and buyers in the transparency of the auction process;

•	Technological improvements increasing the pace of product obsolescence and, therefore, the turnover of assets;

•	The convenience for buyers who want to evaluate equipment from a range of manufacturers rather than being restricted to a single supplier;

•	Cost-conscious buyers looking for a discount relative to the costs of new equipment;

•	Convenience of an Internet platform where customers can easily review and share information and purchase equipment without traveling to a live auction; and

•

Increasingly stringent government regulation of emissions that have resulted in new equipment that is significantly more expensive to purchase and operate, thereby making the purchase of used equipment more cost effective.

OEMs and retailers have a limited ability to efficiently process large volumes of surplus and returned consumer goods on the secondary market. According to industry research, the value of returned consumer goods alone is approximately 6% to 10% of retail sales. These returned consumer goods, along with surplus inventories, are typically either liquidated by the retailer on the secondary market or sent back to OEMs in a process referred to as reverse logistics. Once a product enters the reverse supply chain OEMs and retailers have multiple disposal options, such as selling goods “as-is,” reconditioning or recycling, but face challenges in making an optimal decision to maximize the recovery values of these goods.

The supply of surplus and returned consumer goods also continues to grow and OEMs and retailers have increasing volumes of varied categories of merchandise that require processing. We believe that reverse logistics solutions are becoming an increasingly attractive service as OEMs and retailers recognize the substantial value they can recover for their surplus and returned consumer goods. The supply of surplus and returned consumer goods on the secondary market results from a number of factors, including:

•

The flexible return practices of many large national retailers and online shopping sites result in a continuous supply of surplus and returned consumer goods, a significant portion of which must be liquidated.

•

Forecasting inaccuracies, manufacturer overruns, cancelled orders, evolving market preferences, discontinued product lines, merchandise packaging changes and seasonal fluctuations result in the growth of surplus consumer goods.

•

Continuous innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of surplus products.

•	An increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of surplus and returned consumer goods that would otherwise be disposed of as waste.

•

Most organizations appreciate the growing need to be environmentally friendly by improving their management of end of life or surplus consumer goods, including creating the need to repurpose or efficiently redistribute surplus consumer goods to minimize waste and maximize value for themselves and the communities they serve.

Competition in our industry is highly fragmented with over 15,000 auction, reverse logistics and associated service companies that deal in capital assets and surplus and returned consumer goods. In addition, the two largest competitors in our industry collectively represent less than 1% of total combined gross proceeds of capital assets and surplus and returned consumer goods. With our combined operating divisions and scale, we believe that we are positioned to garner substantial market share in the segments of our industry in which we operate.

Our Solutions

We provide an array of marketplaces and solutions that enable our customers to convert their capital assets and returned consumer goods into cash at some of the highest obtainable prices in an efficient and timely manner. Within our TMG Auction Services operating division we provide physical and online marketplaces for the liquidation of transportation, agricultural and industrial assets as well as other value-added services. Our marketplaces and services include:

•

Live auctions with simultaneous world-wide Internet bidding: Includes auctions of capital assets, with an emphasis on commercial trucks and trailers and construction and agricultural equipment. In 2011, our auction marketplaces connected over 3,000 unique consignors to over 5,700 unique buyers, from among 14,600 unique bidders located across 49 U.S. states and in 14 countries.

•

Appraisals and equipment leasing: We provide appraisals for lenders, insurance companies, operators, bankruptcy courts and other capital asset owners and leasing of commercial trucks and trailers and agricultural equipment. In 2011, we appraised approximately 545,000 pieces of capital assets with an aggregate appraised value of approximately $5.9 billion.

Within our TMG Reverse Logistics operating division, we offer a comprehensive suite of services that address the reverse logistics and product liquidation needs of OEMs and retailers. We believe that our ability to provide comprehensive services gives us a significant competitive advantage in acquiring and maintaining customers relative to companies that focus exclusively on product liquidation. Our services that we refer to as our TMG Complete Solution include:

•

Liquidation services: We provide multiple liquidation pathways that we believe enable our customers to maximize their net recovery on their surplus and returned consumer goods. Moreover, our streamlined management structure allows us to quickly price and process inventory, which we believe is a critical factor in maximizing net recovery values.

•

Return center operations: We offer complete reverse logistics processing that includes disposition of all surplus and returned inventory, warehousing, and shipping, with full reconditioning programs for high valued electronics and other goods, which are typically goods that cannot be returned to a retail store shelf in the primary market.

•

Reverse logistics software: We provide proprietary software that allows our customers to process surplus and returned inventory from the point of receipt through to final disposition. We believe that the desirability and functionality of our reverse logistics software provides us with a strategic competitive advantage with our customers that makes it difficult for competing liquidation companies to capture our customers’ liquidation business.

•

Reconditioning and coordinating of recycling and proper disposal: We provide reconditioning services that are managed by an internally designed and developed proprietary information system and process. These systems also provide software-tracking that allows tracking of inventory that is processed, reconditioned, liquidated, recycled or disposed of. We also provide services for the recycling or proper disposal of surplus and returned consumer goods.

Our Competitive Strengths

We believe that the following strengths differentiate our company and create a platform for continued sales and profitability growth. Core competitive strengths in our TMG Auction Services operating division include:

•

Proven and Reputable Auction Services Business: We have been developing and honing auction processes for over 75 years. We have specialized expertise in the resale and appraisal of transportation, agricultural and industrial capital assets. This broad and deep knowledge of the capital asset auction market over many decades gives us a reputation of being experts in the field.

•

Capital Efficient, Scalable, Flexible and Portable Operating Model: We have developed an auction operating platform that is proven, capital efficient, scalable, flexible and portable and believe we are one of the nation’s leading full-service auction companies. Our operating platform provides sales and general and administrative capabilities that we plan to leverage as our auction volumes grow.

•

Extensive Network of Leased and Owned Auction Sites: Our nationwide network of leased and owned auction sites that provides us with considerable operating capacity. Our network of leased auction sites provides us with considerable operating capacity and flexibility while minimizing our real estate expense.

•

Internet Auction Capabilities: We conduct live physical auctions with simultaneous Internet bidding worldwide. This allows us to broaden our customer reach, which results in increased bidding activity. Since we began offering online bidding in 2007, we have developed and honed our online auction capability and have conducted over 5,500 successful online transactions and generated over 25,000 registered online bidders from all 50 states and seven countries.

•

Proprietary Information Databases: We have proprietary auction software that fully integrates the auction registration, sales and settlement processes, allowing us to conduct back-office support seamlessly. Our auction software has allowed us to capture ten years of auction data that allows us to more accurately appraise assets based on historical information, spot geographic or end-market customer trends, and better market to our customers.

Core competitive strengths in our TMG Reverse Logistics operating division include:

•

Complete Solutions, across Categories of Goods, for OEMs and Retailers: TMG Reverse Logistics offers OEMs and retailers multiple liquidation pathways across categories of goods that we believe enable OEMs and large retailers to achieve maximum net recovery values. In addition, our TMG Complete Solution encompasses services that enable us to process surplus and returned consumer goods for OEMs and retailers. These services include return center operations, reverse logistics software, reconditioning services and coordination of recycling and disposal.

•

Well Established Infrastructure that Mitigates the Impact of Transportation Costs: Transportation costs are a major factor impacting the net recovery values of surplus and returned consumer goods. Based on our senior management team’s expertise and experience in the industry, we believe that the reverse logistics industry infrastructure is predicated on $2.00 per gallon fuel costs. As such, we believe that our strategically located facilities will provide us a competitive advantage and allow us to achieve higher net recovery values for our customers.

•

Proprietary Software Solutions: Our recently developed proprietary reverse logistics software solutions enable complete reconciliation of returned products from the point of return by the consumer to final disposition and liquidation. Such capabilities are critically important to OEMs and retailers who must comply with a growing number of governmental regulations regarding the proper disposal of various consumer goods. Our reverse logistics software solutions are utilized by a leader in business-to-business and retail office products distribution with over $7 billion in sales in 2011.

Core competitive strengths in our platform company include:

•

Large and Comprehensive Platform for the Optimal Liquidation of Various Assets: By combining the operations of our TMG Auction Services and TMG Reverse Logistics operating divisions, we have created one of the nation’s largest and most comprehensive platforms for the liquidation of assets. Our liquidation pathways processed assets with a total value of approximately $315 million in 2011. We believe that our scale and wide array of services enables us to generate significant demand across a large audience of potential buyers as well as a broad set of liquidation pathways. In turn, we believe that our platform enables our customers to achieve maximum recovery values for their assets.

•

Industry-leading, Experienced Management Team with Proven Track Record: We have a proven and experienced senior management team. Our TMG Auction Services senior management team has an aggregate of more than 115 years of experience in the auctioning of pre-owned and salvaged capital assets and our TMG Reverse Logistics senior management team has an aggregate of more than 100 years of experience in the liquidation business and helped pioneer the reverse logistics industry in the late 1980’s and early 1990’s. We believe that the reputation, experience and industry knowledge of our senior management team provides us with an advantage over many of our competitors when calling on prospective customers. Additionally, our Chief Executive Officer is experienced in combining family-owned operating companies in fragmented industries.

•

Global Network of Industry Contracts: Our senior management team’s network of contacts and detailed industry knowledge gives us access to a broad network of existing and potential customers and provides us with a basis to grow revenues and expand customer share in an efficient and competitive manner.

•

Decentralized Operating Model Supported by a Highly Experienced Senior Management Team: We anticipate that members of management of the Partner Companies and companies we may acquire in the future will remain responsible for their daily operations, while our senior management will develop and implement growth strategies, leverage top-line and operating synergies among our Partner Companies and provide administrative and financial control over our consolidated operations.

Our Growth Strategy

We intend to grow our business by utilizing the highly complementary nature of our two operating divisions and our senior management team’s experience, expertise, strategic relationships and industry recognition. We believe that we are well positioned to leverage the scale of our combined businesses to become a leading global provider of marketplaces and solutions for the liquidation of pre-owned and salvaged capital assets and surplus and returned consumer goods. We plan to achieve this objective by implementing and executing our growth strategy, the key elements of which include:

•

Focus on Core Competencies and Existing Markets: We intend to focus on our core competencies, the liquidation of transportation, agricultural and industrial capital assets through live and Internet auctions and complete reverse logistics solutions for surplus and returned consumer goods. We believe that the markets for these assets remain significantly underpenetrated and that our senior management team’s expertise will enable us to expand our market share.

•

Cross Sell Services Across Our Operating Divisions: Our Partner Companies have historically focused on their core categories of capital assets and surplus and returned consumer goods. We believe that there exist substantial cross selling opportunities across our Partner Companies to provide a more comprehensive suite of services across a broader array of product categories. We believe that these cross selling opportunities will also position our TMG Reverse Logistics operating division to capture a larger share of business from OEMs and retailers.

•

Pursue Market Opportunities with OEMs and Retailers: OEMs and retailers have significant volumes of surplus and returned consumer goods and limited capabilities in the reverse supply chain to manage these goods. It is estimated that surplus and returned consumer goods in the United States represented approximately 2.28% of United States gross domestic product, or $329 billion, in 2008 according to leading industry sources and the most recent information available, and limited capability to maximize the value they receive on these surplus and returned goods. We intend to leverage our senior management team’s industry contacts, as well as our scale and TMG Complete Solution, to target additional OEMs and retailers to increase our customer base and drive growth.

•

Expand Sales Force to Leverage Existing Infrastructure: We intend to increase our sales force within our operating divisions to organically grow our business. We believe that we can generate substantial additional revenues through our auction platform with minimal additional expense by significantly increasing the number of transactions conducted on our existing platform.

•

Acquire Complementary Businesses: The industries in which we operate are highly fragmented and consist of over 15,000 companies in the United States alone. We believe that our operating divisions are scalable and present a platform to accommodate a broader range of capital asset classes and surplus and returned consumer goods without significant additional capital expenditures other than those described in this prospectus. As such, we intend to increase our share of the auction and liquidation markets by expanding our operations geographically and across new, complementary markets and assets. Our approach is expected to focus on identifying additional partner companies that will offer us new or complementary areas of expertise, technology advancements, customer bases, geographic territories or asset classes.

•

Obtain Sufficient Financial Resources: We believe that the proceeds from this offering, coupled with our revolving credit facility, will provide sufficient resources for us to execute on our growth strategy.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	We have no combined operating history and may not be able to successfully manage the combined operations of our Partner Companies;

•	We may not be able to achieve all of the benefits we expect from the Partner Companies and the Combinations;

•	We may not be able to implement internal accounting controls or manage our growth and successfully implement our growth plan;

•	Our business could be harmed if we lost the services of one or more key personnel or our newly assembled management team cannot function effectively;

•	If our high volume sellers stop selling through our marketplaces, or sell significantly lower volumes, our business would be harmed;

•

If we fail to accurately predict our ability to sell capital assets or surplus and returned consumer goods in which we take inventory risk and credit risk, our margins may decline as a result of lower sale prices from such surplus and returned consumer goods;

•	Future acquisitions could disrupt our business and adversely affect our results of operations;

•	Decreases in the supply of, demand for, or market values of capital assets could harm our business;

•	Our future level of indebtedness may increase and consequently reduce our financial flexibility; and

•	We may not have the resources to compete successfully in our markets.

Our Structure and Ownership

The chart below depicts our basic organizational structure after giving effect to the Reorganization, the Combinations, our initial public offering and the contribution of the acquired Partner Companies’ common stock to our subsidiaries. For a discussion of the Combinations and the Reorganization, see “Combinations and Reorganization.”

Excludes certain non-operating subsidiaries and holding companies.

*	Represents shares held by our directors and named executive officers (based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)), including restricted shares issuable upon consummation of this offering under our 2011 Omnibus Incentive Plan. Excludes shares beneficially held by Rod K. Cutsinger through our sponsor.

Our Corporate Information

Taylor & Martin Group, Inc. is a Delaware corporation formed in November 2011. Its principal executive offices are located at 12 Greenway Plaza, Suite 1100, Houston, Texas 77002, and its telephone number is (713) 425-4940. Our website can be found at www.TaylorandMartin.com. Information on our website is not part of, and should not be construed as being incorporated by reference into, this prospectus.

The Offering

Common stock offered	shares.

Option to purchase additional shares of common stock	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional shares of common stock.

Common stock to be outstanding immediately after this offering(1)	shares.

Use of proceeds

We expect to receive approximately $             million of net proceeds from the sale of the common stock in this offering, or approximately $             million if the underwriters exercise in full their option to purchase additional shares, based upon the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $             million.

We intend to use the net proceeds from this offering as follows:

•    A total of $126.6 million in connection with the Combinations consisting of:

•    $112.9 million to fund the cash portion of the consideration payable to the stockholders of the Partner Companies; and

•    $13.7 million to pay the expenses associated with the Combinations, which include payments to our sponsor and members of our senior management; and

•                         million (assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus)) for working capital and other general corporate purposes, including to acquire pre-owned and salvaged capital assets for auction and surplus and returned consumer goods for liquidation and for potential acquisitions.

Dividend policy	We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

New York Stock Exchange symbol (reserved)	“TMG”

(1)	The common stock that will be outstanding after the offering consists of (i) 25,001,000 shares issued to the stockholders of TMG Founder Company (before giving effect to the 1-for- reverse stock split), our sponsor’s affiliate, in connection with the Reorganization, (ii) shares to be issued in the Combinations (with a value, based on a per-share price of $ (the midpoint of the price range set forth on the cover page of this prospectus) equivalent to $58.7 million), and (iii) the shares offered hereby. Such share number does not include 4,500,000 shares of common stock reserved for issuance under our 2011 Omnibus Incentive Plan, of which shares of restricted stock will be outstanding immediately after consummation of this offering.

Summary Pro Forma Combined Financial Data

Taylor & Martin Group, Inc. will effect the Combinations concurrently with and as a condition to the consummation of this offering. Our summary pro forma combined financial data as of December 31, 2011 and for the year ended December 31, 2010 and 2011 are as adjusted for (i) the effects of the Reorganization and the Combinations, (ii) the effects of certain pro forma adjustments to the historical financial statements and (iii) the consummation of this offering and the application of the net proceeds as set forth under “Use of Proceeds,” based upon the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses.

The information set forth below should be read together with “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations,” the audited consolidated or combined, as the case may be, historical financial statements and the notes thereto for Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and each of the Partner Companies and our unaudited pro forma combined financial statements and the notes thereto included elsewhere in this prospectus. The summary pro forma combined financial data may not be indicative of the results that would have occurred if the Combinations were consummated as of the beginning of the period presented or that will be obtained in the future.

	Year Ended December 31,
	2010	2011
	(Unaudited) (Dollars in thousands)
Pro Forma Combined Statement of Operations Data: (1)
Revenues:
Sales revenues	$48,678	$65,902
Services revenues	26,077	37,647

Total revenues	74,755	103,549
Cost of sales	34,123	50,400
Cost of services	12,563	15,477
Selling, general and administrative expenses	20,957	20,719
Other income	252	68
Provision for income taxes	2,946	6,808
Net income	$4,418	$10,212
Non-GAAP Financial Measure:
Adjusted pro forma combined EBITDA(2)	$10,506	$20,344

Pro Forma Combined Supplemental Operating Data: (1)
Gross auction proceeds (3)	$246,736	$262,985
Gross merchandise volume(3)	39,465	51,609

Total liquidation volume(3)	$286,201	$314,594

Completed auction transactions(3)	28,900	29,600
Total auction participants(3)	31,200	37,800

As of December 31, 2011
(Unaudited) (Dollars in thousands)
Pro Forma Combined Balance Sheet Data: (1) (4)
Cash and cash equivalents	$45,121
Working capital	48,522
Total assets	157,601
Stockholders’ equity	$148,452

Pro Forma Combined Supplemental Operating Data: (1)
Target auction customer base (at year end) (3)	383,000

(1)	The pro forma combined statements of operations data and pro forma combined supplemental operating data assume that the Reorganization and the Combinations were closed on January 1, 2010 and are not necessarily indicative of the results we would have achieved had these events actually then occurred or of our future results. The pro forma combined balance sheet data assume that the Reorganization and the Combinations were closed on December 31, 2011. The pro forma combined financial information (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined revenues are all attributable to Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies.
(2)	We have included adjusted pro forma combined EBITDA data because it is a measure used by us to evaluate our auction and reverse logistics business segments. Adjusted pro forma combined EBITDA is not a measure of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted pro forma combined EBITDA and a reconciliation of adjusted pro forma combined EBITDA to pro forma combined net income and net cash provided by operating activities, see “—Non-GAAP Financial Measure— Adjusted Pro Forma Combined EBITDA” below.
(3)	See “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations—Key Business Metrics” for a discussion of this metric.
(4)	The pro forma consolidated balance sheet assumes offering proceeds before expenses of $175 million, and assumes the application of these net proceeds as provided in “Use of Proceeds.”

Non-GAAP Financial Measure—Adjusted Pro Forma Combined EBITDA

Adjusted pro forma combined EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies. We define adjusted pro forma combined EBITDA as our adjusted pro forma combined net income before interest expenses, income tax, gains and losses on property dispositions and depreciation and amortization. Adjusted pro forma combined EBITDA is not a measure of net income as determined by United States generally accepted accounting principles, or “GAAP.”

Management believes adjusted pro forma combined EBITDA is useful because it allows them to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at adjusted pro forma combined EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted pro forma combined EBITDA should not be considered as an alternative to, or more meaningful than, net income from operating activities as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from adjusted pro forma combined EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of adjusted pro forma combined EBITDA. Our computations of adjusted pro forma combined EBITDA may not be comparable to other similarly titled measures of other companies.

The following table presents a reconciliation of the non-GAAP financial measure adjusted pro forma combined EBITDA to pro forma combined net income, the most directly comparable GAAP financial measure, and net cash provided by operating activities, respectively, for the periods presented.

	Year Ended December 31,
	2010	2011
	(Unaudited) (In thousands)
Adjusted Pro Forma Combined EBITDA Reconciliation to Pro Forma Combined Net Income: (1)
Net income	$4,418	$10,212
Interest and other, net	(207)	(43)
Provision for income taxes	2,946	6,808
Loss (gain) on asset disposal	(45)	(25)
Depreciation and amortization	3,394	3,392

Adjusted pro forma combined EBITDA	$10,506	$20,344

(1)	See footnote 1 to the table above.

Summary Historical Individual Partner Company Financial Data

See Annex A to this prospectus for selected historical consolidated financial data for Taylor & Martin Group, Inc., TMG Founder Company and each of the Partner Companies and the financial statements of Taylor & Martin Group, Inc., TMG Founder Company and each of the Partner Companies and related notes included elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, in addition to the other information contained in this prospectus, before investing in our common stock. Realization of any of the following risks, or adverse results from any matter listed under “Information Regarding Forward-Looking Statements,” could have a material adverse effect on our business, prospects, financial condition, cash flows and results of operations and could result in a decline in the trading price of our common stock. You might lose all or part of your investment. This prospectus also contains forward-looking statements, estimates and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements, estimates and projections as a result of specific factors, including the risks described below.

Risks Related to Our Company

There is no combined operating history of Taylor & Martin Group, Inc. and the Partner Companies.

Taylor & Martin Group, Inc. was incorporated in Delaware in November 2011. We have generated no revenues and our operations have consisted exclusively of locating and negotiating with the Partner Companies, entering into definitive agreements with respect to the Combinations and conducting this offering. The Partner Companies have continued to operate subsequent to December 31, 2011, and prior to the consummation of this offering as separate, independent businesses. Consequently, the unaudited pro forma combined financial information herein covers periods during which these businesses were not under common control or management and may not be indicative of what our operating results and financial condition would have been for the periods presented had the Combinations taken place on the date indicated or indicative of our future financial condition or operating results.

We may be unable to successfully integrate the financial, management information and other administrative systems of the Partner Companies.

To date, the Partner Companies have operated independently of one another. Until we establish centralized financial, management information and other administrative systems, we will rely on the separate systems of the Partner Companies. Our success will depend, in part, on the extent to which we are able to merge these functions, eliminate the unnecessary duplication of other functions and otherwise integrate the Partner Companies and any additional businesses we may combine with in the future into a cohesive, efficient enterprise. The integration of the Partner Companies may involve unforeseen difficulties and may require a disproportionate amount of our management’s attention and of our financial and other resources. Some or all of the Partner Companies’ systems, hardware and software may be incompatible with those of other Partner Companies. The integration of the systems of the Partner Companies will entail significant costs and delays can be expected. We expect to incur substantial expenses in connection with the integration process. In addition, each of the Partner Companies offer different services, have different capabilities, target different clients and have different management styles.

The differences identified above increase the risk inherent in the integration of the Partner Companies. There can be no assurance that we will be able to integrate the operations of the Partner Companies successfully, that we will be able to implement the necessary Company-wide systems and procedures to manage the operations of the combined enterprise successfully on a profitable basis or that we will be able to implement our business and growth strategies. Our failure to integrate the operations of the Partner Companies successfully could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to achieve some or all of the benefits we expect to achieve from the integration of the Partner Companies.

Our integration plans include certain programs intended to reduce our costs. If these cost reduction efforts are ineffective or our estimates of cost savings are inaccurate, our profitability could be negatively impacted. We may not be successful in achieving the operating efficiencies and operating cost reductions expected from these efforts, and may experience business disruptions associated with the restructuring and cost reduction activities. These efforts may not produce the full efficiency and cost reduction benefits that we expect. Further, such benefits may be realized later than expected, and the costs of implementing these measures may be greater than anticipated.

We do not currently have a centralized financial reporting system.

To date, the Partner Companies have operated independently of one another. We currently do not have a centralized financial reporting system and initially will rely on the existing reporting systems of each of the Partner Companies. If we do not develop effective systems and procedures, including accounting and financial reporting systems, to manage our combined operations, this could result in inconsistent operating and financial practices, a material weakness in our internal controls over financial reporting and our business could be adversely affected.

Our Board of Directors is a newly-formed group, and some members of our senior management team have not worked together previously.

Upon completion of the Combinations, we will have a newly-constituted, five-member Board of Directors, and some members of our senior management have not worked together previously. Additionally, our senior management team, upon whom we rely significantly, has been assembled only recently, and there can be no assurance that it will be able to manage successfully the combined entity or implement effectively our operating, internal growth or acquisition strategies (including acquisitions that may occur after this offering). In the event that the members of senior management fail to transition effectively, we may not be able to execute our business strategy effectively, and as a result our stock price may decline.

We may be unable to manage our growth and successfully implement our business plan.

Our strategy is to expand primarily by internal growth as well as by acquiring additional businesses in our industry. Therefore, the expansion and development of our business will depend not only on our ability to, among other things, successfully implement our sales and marketing strategy, evaluate markets, expand our sales force and obtain any required government authorizations, but also on our ability to identify, evaluate, negotiate and consummate acquisitions, particularly family-owned auction or liquidation companies, successfully, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. Future growth may place a significant strain on our administrative, operational and financial resources. Our ability to manage our growth successfully will require us to centralize and enhance our operational, management, financial and information systems and controls and to hire and retain qualified sales, marketing, administrative, operating and technical personnel. There can be no assurance that we will be able to do so. In addition, as we expand into our targeted markets, there will be additional demands on the customer support, sales, marketing and administrative resources and the network infrastructures of the Partner Companies, which have not been integrated.

We may be unsuccessful in expanding our marketplace into additional asset categories, which could adversely affect our results of operations.

Our growth strategies include leveraging the scalability of Taylor & Martin Enterprises’ auction platform to accommodate a broader range of capital asset classes and surplus and returned consumer goods. Our ability to successfully scale our auction platform or otherwise enter into new markets involve various risks, including the possibility that returns on the initial investments needed to pursue such opportunities will not be achieved in the near future, or ever, and that the management distraction resulting from such an undertaking may otherwise harm our business. We may be unsuccessful in our attempt to expand our marketplaces into additional asset categories, which could adversely affect our business, growth prospects and results of operations.

Future acquisitions could disrupt our business and adversely affect our results of operations.

Our success will depend, in part, on our ability to expand our services and markets and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable future acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete any such acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the company that we acquired, particularly if key personnel of an acquired company decide not to work for us. Future acquisitions may place a significant strain on our administrative, operational and financial resources. In addition, we may issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership and could adversely affect the trading price of our common stock. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience. Consequently, we may not achieve anticipated benefits of the acquisitions, which could adversely affect our results of operations.

Our business could be harmed if we lost the services of one or more key personnel or our newly assembled management team cannot function effectively.

The performance and growth of the Partner Companies has historically been dependent to a significant extent on the efforts and abilities of their respective executive officers and senior managers. As a combined enterprise, we expect to continue to be dependent to a significant extent on several of these key executive officers and senior managers as well as additional executive officers that we have hired or may hire. Because we are a holding company with no previous operating experience and are seeking to consolidate numerous separate businesses, we are particularly vulnerable to the loss of one or more of our key members of senior management in the near term. Additionally, our ability to compete effectively in our industry is dependent to a significant degree on the networks that have been established by our senior management team over the course of their careers with other companies. Our business could be harmed if we lost the services of any of these individuals.

If we fail to grow, integrate, manage and retain our sales force, our growth prospects and results of operations may be adversely affected.

Our growth strategy depends, in part, on our ability to implement our initiative to significantly expand our direct sales force, which is integral to our efforts to expand the supply of pre-owned and salvaged capital assets and surplus and returned consumer goods available for sale in our marketplaces. We expect that our sales force’s efforts will be the principal drivers of the volume of assets sold in our marketplaces. We may be unable to locate and hire on acceptable terms a sufficient number of qualified salespeople. Additionally, the salespeople we hire may have limited experience in our industry and are likely to be generally less productive than the experienced, existing sales force of the Partner Companies. It will take time to develop the customer relationships needed to obtain new sellers and supplies of assets for our marketplaces, which may adversely impact our operating results while our sales force matures. Our growth prospects and operating results will be adversely affected if we do not successfully accomplish the following:

•

hire and retain a sufficient number of qualified sales personnel in key markets with the aptitude, skills and understanding to obtain a steady stream of quality pre-owned and salvaged capital assets or surplus and returned consumer goods for sale in our marketplaces;

•	adequately train our sales force in the use and benefits of all elements of our TMG Complete Solution, thereby making them more effective in attracting customers to our marketplaces; and

•	increase our sales force’s knowledge of our customers and the pre-owned and salvaged capital assets or surplus and returned consumer goods that are sold in our marketplaces.

In addition, as we expand our presence into new markets, such as the markets for disposition of assets for federal, state and local agencies, our sales force may lack the skills and experience necessary to attract sellers, products and buyers sufficient to create a liquid market for such products. Development of our sales force takes time and significant resources. If we are unable to timely expand our sales force or if we ultimately fail in our efforts, our growth prospects may be adversely affected.

If we are unable to attract and retain skilled employees, we might not be able to grow our business.

Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with sales, marketing, operations and technology expertise. Competition for employees in our industry is intense. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. If we are unable to attract, assimilate and retain employees with the necessary skills, we may not be able to grow our business.

We expect our revolving credit facility to contain covenants that may inhibit our ability to make certain investments, incur additional indebtedness or engage in certain other transactions, which could adversely affect our ability to meet our future goals.

We have applied for a revolving line of credit. We expect to secure a revolving credit facility effective concurrently with the consummation of this offering. We expect that the credit facility may include a number of financial and other covenants that may restrict our business. All of these restrictive covenants may restrict our ability to expand or pursue our business strategies. Our ability to comply with these and other provisions of our revolving credit facility may be impacted by changes in economic or business conditions, results of operations or events beyond our control. The breach of any of these covenants could result in a default under our revolving credit facility, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under our revolving credit facility, together with accrued interest, to be due and payable. If we were unable to repay such borrowings or interest, our lenders could proceed against their collateral. If the indebtedness under our revolving credit facility were to be accelerated, our assets may not be sufficient to repay in full such indebtedness.

Our future level of indebtedness may increase and reduce our financial flexibility.

Upon the completion of this offering, we expect to have an immaterial amount of outstanding indebtedness and a revolving credit facility that will provide us with the ability to incur indebtedness as needed for our business. In the future, we may incur significant indebtedness in order to make future acquisitions and grow our business.

Our future level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•

a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate expenses or other purposes.

A high level of indebtedness would increase the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness will depend on our future performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

If we fail to accurately predict our ability to sell assets in which we take general and inventory risk, our margins may decline as a result of lower sale prices from such assets.

Our activities, particularly our liquidation activities, regularly require that we make purchases from our customers for future sale in our marketplaces or otherwise guarantee a minimum return to our customer. When we do this, we assume the risk that the proceeds of our sale of the asset will be less than either the amount we guaranteed our customer or the amount we paid for the asset, as the case may be. We typically have three arrangement types where we assume general and inventory risk for an asset:

•	purchase and resale, where we buy and take title to an asset from our customer at some percentage of our customer’s cost for such asset;

•

consignment sales with a minimum guaranty, where we do not take title to the asset but instead sell the asset on our customer’s behalf and receive a commission therefor but guarantee our customer a minimum return on the sale of the asset; or

•

shared recovery arrangements, where we provide our customer with a guaranteed minimum return on the sale of the asset, the floor, we capture all amounts in excess of the floor up to a negotiated amount, the ceiling, and then we and our customer share at a negotiated percentage the amount in excess of the ceiling.

We refer to the business we conduct through any of the foregoing arrangements as our at-risk business. For both the year ended December 31, 2010 and 2011, all of the combined revenues of our TMG Reverse Logistics operating division were attributable to our at-risk business. For the year ended December 31, 2010 and 2011, 30% and 35%, respectively, of the total combined revenues of our TMG Auction Services operating division was attributable to our at-risk business, which amounts exclude amounts attributable to our price guarantee arrangements. Price guarantee arrangements for TMG Auction Services operating division have historically represented a nominal portion of our revenues.

The general and physical inventory risks we assume are especially significant for our TMG Reverse Logistics operating division because some of the surplus and returned consumer goods we liquidate are characterized by rapid technological change, obsolescence and price erosion, and because we sometimes make large purchases of particular types of inventory.

We may miscalculate buyer demand or obtain inaccurate appraisals, which may result in us purchasing too much of an asset or overpaying for the assets we acquire. In the event that the assets we purchase or on which we guarantee a minimum return are not sold in our marketplaces at a sufficiently high price, we may be required to take significant losses, which could reduce our revenues and margins. As we grow our business, we expect to increase the amount of our at-risk business. Such increase will require the use of additional working capital and subject us to the additional risk of incurring losses on the sale of that inventory.

Decreases in the supply of, demand for, or market values of capital assets could harm our business.

Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of pre-owned and salvaged capital assets in which we deal, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, pre-owned commercial trucks and trailers, and the circumstances that cause market values for pre-owned commercial trucks and trailers to fluctuate—including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, increases in fuel prices and our customers’ restricted access to capital—are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of the pre-owned and salvaged capital assets in which we deal that are available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of these capital assets directly affect the supply of, demand for, and market value of these capital assets. Climate change initiatives, including significant changes to engine emission standards applicable to commercial trucks and industrial, agricultural and construction equipment, may also adversely affect the supply of, demand for or market values of the pre-owned and salvaged capital assets in which we deal.

If our high volume sources of surplus and returned consumer goods stop using or reduce their use of our liquidation solutions, our business would be harmed.

A significant amount of the surplus and returned consumer goods we liquidate is supplied by a limited number of high volume OEMs and retailers. We estimate that over half of our total combined revenues were attributable to our ten largest sources in 2011. If these, or other, high volume sources stop using or reduce their use of our liquidation solutions, our gross merchandise volume and revenues would be adversely impacted.

We do not have long-term commitments from our customers, and our customers may terminate their relationships with us or reduce the amount of purchases they make from us or sales they make to us.

Our operations depend upon our relationships with our customers. We do not have formal written agreements with many of our customers and to the extent we do, such agreements do not generally restrict our customers from terminating or deciding not to renew our contracts.

The success of our business depends on our ability to successfully obtain a supply of pre-owned and salvaged capital assets and surplus and returned consumer goods for our buyers and to attract and retain active high volume buyers to create sufficient demand for our sellers.

Our ability to increase our revenues and maintain profitability depends on whether we can successfully expand the supply of pre-owned and salvaged capital assets and surplus and returned consumer goods available for sale at our physical and online marketplaces and attract and retain active high volume buyers to purchase the pre-owned and salvaged capital assets and surplus and returned consumer goods. Our ability to attract sufficient quantities of suitable pre-owned and salvaged capital assets and surplus and returned consumer goods and new buyers will depend on various factors, some of which are out of our control. These factors include our ability to:

•	offer sellers liquid marketplaces for their assets;

•	offer buyers a sufficient supply of pre-owned and salvaged capital assets and surplus and returned consumer goods;

•	develop and implement effective sales and marketing strategies;

•	comply with regulatory or corporate seller requirements affecting marketing and disposition of certain categories of assets;

•	efficiently catalogue, handle and store pre-owned and salvaged capital assets and surplus and returned consumer goods, and ship and track surplus and returned consumer goods; and

•	achieve high levels of seller and buyer satisfaction with their experience in our marketplaces.

Disruptions to credit and financial markets and economic uncertainty could harm our operations.

Recent and continuing global economic and financial market events caused, among other things, a general tightening in credit markets, lower levels of liquidity, increases in default rates, and a level of uncertainty in the used equipment marketplace, all of which may have a continuing negative impact on our operations, financial condition and liquidity and ability to grow our business. Our future auction and liquidation revenues may decrease if our consignors choose not to sell their assets or our OEM or retail customers choose to produce or inventory, respectively, fewer consumer goods as a result of economic conditions, or if our buyers are unable to obtain financing for their purchases, or if any of our customers are in financial distress. In addition, our lenders may be unable to advance funds to us under our proposed revolving credit facility, which could harm our liquidity and ability to operate or grow our business. The timing and degree of a full recovery in credit and financial markets remain uncertain, and there can be no assurance that market conditions will improve in the near future and that our results of operations will not be adversely affected.

A recession could have a material adverse effect on our business.

A recession could decrease the supply of pre-owned and salvaged capital assets available for our auctions or surplus and returned consumer goods for our liquidations. This could decrease the prices paid for capital assets in our auctions and could increase the price of surplus and returned consumer goods, either of which could have a material adverse effect on our business.

Competition in our core markets could result in reductions in our future revenues and profitability.

The market for the auction of pre-owned and salvaged capital assets is highly competitive. Although there are some significant auction companies that auction pre-owned capital assets, the market is generally characterized as regional and highly fragmented with a large number of small- and medium-sized competitors. We compete for prospective buyers in our marketplaces directly with online and traditional auction companies. Our auction business also competes indirectly for prospective buyers with equipment manufacturers, equipment brokers, and equipment rental companies. When sourcing pre-owned and salvaged capital assets to sell at our auctions, we compete with other auction companies, equipment brokers, and capital assets owners that have traditionally disposed of equipment in private sales.

Competition within all facets of the market for the liquidation of surplus and returned consumer goods is intense with a few large and numerous smaller companies. We also compete with OEMs and major retailers that have developed their own internal liquidation processes. Competition within the market for the liquidation of surplus and returned consumer goods is based on service, price, availability of parts in respect of parts fulfillment, speed and accuracy of delivery and receipt of customer goods, depth of technical know-how in respect of electronic surplus and returned consumer goods, and the ability to tailor specific solutions to customer needs.

We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of wholesale, surplus and salvage assets. In addition, manufacturers and retailers may decide to create their own websites to sell their own wholesale, surplus and salvage assets and those of third parties. Some of our competitors have significantly greater financial and marketing resources, locations and name recognition than we do. New competitors with greater financial and other resources may enter our markets in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based systems, including timed Internet auctions, which we currently do not conduct. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our operating results and financial condition, or we may lose market share.

Our future expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.

A variety of federal, state and local laws, rules and regulations, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, sales of real estate, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, fines, suspension or cessation of some of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites, warehouses or other facilities depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business prospects. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, at other sites on which we may conduct auctions, at properties that we may be selling by auction, or at our warehouses or other facilities from prior activities at these locations or from neighboring properties. In addition, auction sites, warehouses or other facilities that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

Customers that engage us to arrange for the disposal of surplus and returned consumer goods or other materials that are unsuitable for sale on the secondary market may include in their bulk shipments to us materials that cannot be disposed of in traditional landfills. If our customers are unwilling or unable to accept the return of such materials, we may be forced to dispose of these materials in special landfills or other facilities at a substantially increased cost that could adversely affect our results of operations.

Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of commercial truck or agricultural, construction or industrial equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our gross auction proceeds and harming our business.

We will have a large amount of intangible assets and goodwill as a result of the acquisition of the Partner Companies, and if these assets and goodwill become impaired, our earnings would be adversely affected.

Goodwill represents the excess of the amount we pay for our acquisitions over the fair value of the acquired assets. We will have goodwill related to our acquisitions of the Partner Companies. As we implement our business acquisition strategy, we may be required to account for similar premiums paid on future acquisitions in the same manner. We do not amortize acquired goodwill but instead we test it for impairment on an annual basis based upon a fair value approach. Testing for impairment of goodwill involves an estimation of the fair value of our net assets and involves a high degree of judgment and subjectivity. In addition, while we amortize our intangible assets, they may also be subject to impairment testing. If we have any significant impairment to our intangible assets or goodwill, it would have a material adverse effect on our reported financial results for the period in which the charge is taken and could result in a decrease in the market price of our common stock.

Assertions that we infringe on intellectual property rights of others could result in significant costs and substantially harm our business and operating results.

Other parties may assert that we have infringed on their technology or other intellectual property rights. We use internally developed systems and licensed technology to operate our auction platform and related websites and our return centers and to provide our reverse logistics services. Third parties could assert intellectual property infringement claims against us based on our internally developed systems or use of licensed third-party technology. Third parties also could assert intellectual property infringement claims against parties from whom we license technology. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel and/or lost sales. Furthermore, the outcome of a dispute may be that we would need to change technology, develop non-infringing technology or enter into royalty or licensing agreements. A switch to different technology could cause interruptions in our business. Internal development of a non-infringing technology may be expensive and time-consuming, if we are able to successfully develop such technology at all. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Incurrence of any of these costs could negatively impact our operating results.

If we do not respond to rapid technological changes or upgrade our systems, we could fail to grow our business and our revenues could decrease.

To remain competitive, we must continue to enhance and improve the functionality and features of our Internet markets. Although we currently do not have specific plans for any upgrades that would require significant capital investment, in the future we will need to improve and upgrade our technology, transaction processing systems and network infrastructure in order to allow our operations to grow in both size and scope. Without such improvements, our operations might suffer from unanticipated system disruptions, slow transaction processing, unreliable service levels, or impaired quality or delays in reporting accurate financial information, any of which could negatively affect our reputation and ability to attract and retain sellers and buyers. We may also face material delays in introducing new services, products and enhancements. The Internet and its related industries are rapidly changing. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain, expand, upgrade and develop our systems and infrastructure in a timely fashion our ability to grow could be limited and our revenues could decrease.

Our Internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our Internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to Internet commerce, and we may not be able to compete effectively against Internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the Internet, including equipment-searching capabilities and asset maintenance history, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the Internet in general. Our ability to offer online services depends on the performance of the Internet, as well as our internal hardware and software systems.

“Viruses,” “worms” and other similar programs, which have in the past caused periodic outages and other Internet access delays, may in the future interfere with the performance of the Internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the Internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the Internet at an acceptable level of performance or reliability.

If one or more states in the United States successfully assert that we should collect sales or other taxes on the sale of capital assets or surplus and returned consumer goods that we sell through our websites, our business could be harmed.

We collect and remit sales or other similar taxes in respect of shipments of other goods into states in which we have a substantial presence. In addition, as we grow our business, any new operation in states in which we currently do not collect and remit sales taxes could subject shipments into such states to state sales taxes under current or future laws.

In October 2007, the federal government extended until November 2014 a ban on state and local governments’ imposition of new taxes on Internet access or electronic commerce transactions. This ban does not prohibit federal, state or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. Unless the ban is further extended, state and local governments may begin to levy additional taxes on Internet access and electronic commerce transactions upon the legislation’s expiration. An increase in taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the level of demand for our simultaneous Internet bidding.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any of these initiatives resulted in a reversal of the Supreme Court’s current position, we could be required to collect sales and use taxes in states other than states in which we currently collect and remit such taxes. A successful assertion by one or more local, state or foreign jurisdictions that our sale of capital assets or surplus and returned consumer goods through our websites is subject to sales or other taxes could subject us to material liabilities and increase our costs of doing business. To the extent that we pass such costs on to our clients, doing so could harm our business and decrease our revenues.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions and liquidations, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

The availability and performance of our internal technology infrastructure are critical to our business.

The satisfactory performance, reliability and availability of our websites, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our websites and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our Internet services, or if we were to lose access to or the functionality of our Internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

Our equipment leasing activities expose us to credit risk.

Our portfolio of equipment leases, which had a carrying value of $3.5 million at December 31, 2011, exposes us to the credit risk that our customers may not be able to fulfill their obligations to us under these leases. Increased credit risks arising from a deterioration in general economic conditions that results in a decline in the volume of goods and materials shipped by truck, a substantial increase in the price of diesel fuel or other factors affecting our customers’ ability to pay may require us to increase our reserves for future losses on our portfolio of leases and thus adversely affect our results of operations. Any increase in the size of our equipment leasing portfolio would increase our exposure to this risk.

Risks Related to This Offering and Our Common Stock

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active liquid trading market for our common stock may not develop and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active and liquid trading market for our common stock may not develop or be maintained after this offering. Liquid and active trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a decline in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in the “Underwriting” section of this prospectus, and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering.

The following factors could affect our stock price:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income, adjusted EBITDA and revenues;

•	strategic actions by our competitors;

•	changes in revenues or earnings estimates, publication of reports or changes or withdrawals of research coverage by equity research analysts;

•	speculation in the press or investment community;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles after we cease to be an emerging growth company;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	other factors described in these “Risk Factors,” and other parts of this prospectus.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

You will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value.

After giving effect to the Combinations, purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares in the amount of $             per share, or     %, assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus).

Voting power will be concentrated in our sponsor following the completion of this offering.

Following the Reorganization, the Combinations and the consummation of this offering (assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus)), our sponsor, will beneficially own             shares, or approximately     %, of the outstanding common stock (     % if the underwriters exercise in full their option to purchase additional shares). Accordingly, our sponsor will hold sufficient voting power to enable it to significantly influence the election of all of our directors and the outcome of all issues submitted to a vote of our stockholders. Additionally, under our amended and restated certificate of incorporation, any merger, consolidation, sale of assets or dissolution and winding up requires the affirmative vote of two-thirds of all shares of each class or series of our stock then outstanding and entitled to vote thereon. Because our sponsor will own more than one-third of our outstanding common stock after this offering, our sponsor will have the power to block any of the transactions referred to in the preceding sentence. Consequently, the concentration of ownership in our sponsor may have the effect of delaying, deferring or preventing a change in control of us, including transactions in which the holders of common stock might receive a premium for their shares over prevailing market prices.

Some of our Partner Companies do not have robust internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results will be adversely affected.

Most of our Partner Companies did not conduct audits or prepare audited financial statements prior to the generation of the audit financial statements included in the prospectus. During the preparation of these audited financial statements, it became apparent to us that several of our Partner Companies did not have the requisite knowledgeable personnel to record transactions in the general ledger, allocate transactions to the proper account classification or prepare draft financial statements and the requisite supporting schedules. Hence, in some cases, third-party service providers were retained to assist in discharging these accounting tasks. We will be required to continue to engage third-party service providers until we establish a company-wide system of uniform account classifications and internal controls over financial reporting. If we fail to establish and thereafter maintain effective controls over financial reporting, our ability to accurately report on our financial results will be adversely effected.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with listed equity securities, we will need to comply with certain laws, regulations and requirements, including corporate governance provisions of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” related regulations of the Securities and Exchange Commission, or “SEC,” and the requirements of the NYSE with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute more comprehensive corporate governance and compliance functions;

•

design, establish, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404(a) of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	to a greater degree, involve and retain outside counsel and accountants in the above activities; and

•	establish an investor relations function.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. In addition, while we are an emerging growth company we will not be required to comply with any new financial accounting standard until such standard is generally applicable to companies that are not “issuers” under the Sarbanes-Oxley Act. As a result, our financial statements may not be comparable to companies that are not emerging growth companies or elect not to avail themselves of this provision. We may remain an emerging growth company until as late as December 31, 2017 (the fiscal year-end following the fifth anniversary of the completion of this initial public offering), though we may cease to be an emerging growth company earlier under certain circumstances, including (i) if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31 or (ii) if our gross revenues exceed $1 billion in any fiscal year. Investors may find our common stock less attractive if we rely on these exemptions and relief. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

Following this offering we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Following this offering we will be required, pursuant to Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We may not be able to complete evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to confirm that our internal controls are effective.

When we cease to be an emerging growth company, our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

Anti-takeover provisions contained in our organizational documents and Delaware law could delay or prevent a takeover attempt or change in control of our company, which could adversely affect the price of our common stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws, and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our organizational documents include provisions:

•

classifying our board of directors into three classes of directors with each class having staggered, three-year terms, which means at least two annual meetings of stockholders may be required for the stockholders to change a majority of our board of directors and directors may only be removed for cause;

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	prohibiting our stockholders from taking action by written consent in lieu of a meeting;

•

requiring the affirmative vote of two-thirds of all shares of each class or series of our stock then outstanding and entitled to vote thereon for any merger, consolidation, sale of assets or dissolution and winding up of us;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nomination of candidates for election to our board of directors; and

•	limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office.

These provisions, alone or together, could delay hostile takeovers and changes in control of us or changes in our management.

In addition, in our amended and restated certificate of incorporation we did not opt out of certain provisions of Delaware law that could delay or prevent a takeover attempt. After the completion of this offering, we will be subject to Section 203 of the General Corporation Law of the State of Delaware, or the “DGCL,” which generally prohibits a corporation from engaging in various business combination transactions with any “interested stockholder” (generally defined as a stockholder who owns 15% or more of a corporation’s voting stock) for a period of three years following the time that such stockholder became an interested stockholder, except under certain circumstances including receipt of prior board approval.

Any provision of our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a hostile takeover or change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

See “Description of Our Capital Stock—Certain Provisions of our Certificate of Incorporation and Bylaws” and “—Certain Anti-Takeover Effects of Delaware Law.”

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Our Capital Stock—Description of Preferred Stock.”

Our stock price could decline due to the large number of shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Based on shares outstanding as of March 31, 2012, upon completion of this offering, we will have             outstanding shares of common stock (or             outstanding shares of common stock assuming the underwriters exercise in full their option to purchase additional shares). All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act of 1933, as amended, or the “Securities Act,” unless held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

After the lock-up agreements pertaining to this offer expire, we expect that approximately             additional shares will become eligible for sale in the public market. In addition, shares underlying restricted stock that are either subject to the terms of our 2011 Omnibus Inventive Plan or reserved for future issuance under our 2011 Omnibus Inventive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various restricted stock agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

Holders of approximately         shares, or         %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our 2011 Omnibus Inventive Plan. Once we register the offer and sale of shares for the holders of registration rights or such shares otherwise become freely transferable without registration and holders of restricted stock whose stock vesting restrictions have lapsed, such shares can be freely sold in the public market, subject to the lock-up agreements described in the section of this prospectus captioned “Underwriting.”

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangement or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause volatility in our stock price.

Our prior operating results have fluctuated due to changes in our business and our industry. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

•	the addition of new buyers and sellers or the loss of existing buyers and sellers;

•	the volume, size, timing and completion rate of transactions in our marketplaces;

•	changes in the supply and demand for and the volume, price, mix and quality of our assets;

•	introduction of new or enhanced services or product offerings by us or our competitors, which may impact our margins;

•	implementation of significant new contracts;

•	changes in our pricing policies or the pricing policies of our competitors;

•	changes in the conditions and economic prospects of the our industry or the economy generally, which could alter current or prospective buyers’ and sellers’ priorities;

•	event-driven disruptions such as war, terrorism, disease and natural disasters;

•	seasonal patterns in selling and purchasing activity; and

•	costs related to acquisitions of technology or equipment.

For example, in 2009, one of the Partner Companies liquidated an unusually large volume of surplus consumer goods for a customer following the customer’s acquisition of a competitor. This liquidation significantly contributed to the Partner Company’s sales of $39.2 million for 2009. Since no such transaction of this size occurred in 2010, the Partner Company’s sales declined to $24.8 million for 2010. Our operating results may fall below the expectations of market analysts and investors in some future periods. If this occurs, even temporarily, it could cause volatility in our stock price.

If securities or industry analysts do not publish research or reports about our business, or if they publish negative evaluations of our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Because we have no plans to pay dividends on our common stock, stockholders must look solely to appreciation of our common stock in order to realize a gain on their investments.

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. In addition, the expected terms of our proposed revolving credit facility may limit payment of dividends without the prior written consent of the lenders. Accordingly, if you purchase shares in this offering, the price of our common stock must appreciate in order to realize a gain on your investment. This appreciation may not occur.

Our management will have broad discretion in the use of a portion of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of a portion of the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. We cannot specify with certainty the specific uses to which we will apply a substantial portion of the net proceeds we will receive from this offering. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value. If our net proceeds are used for purposes that do not enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this prospectus. These factors include:

•	our ability to consolidate the Partner Companies into one cohesive business while supporting individual Partner Company autonomy;

•	our future performance;

•	growth of our operations;

•	growth of the market for the auction of pre-owned and salvaged capital assets and the liquidation of surplus and returned consumer goods on the secondary market;

•	increases in the number of consignors and bidders participating in our auctions and OEMs and retailers utilizing our liquidation services;

•

the impact of the economic environment on our operations and capital resources, and our customers, including the number of bidders attending our auctions and consignment volumes at those auctions; the number of buyers purchasing our surplus and returned consumer goods and the volume of surplus and returned consumer goods we are able to secure for liquidation from OEMs and retailers; the demand for our services; our buyers’ ability to access credit to fund their purchases; and supply and demand and the correlative effect on prices of the pre-owned and salvaged capital assets and surplus and returned consumer goods in which we deal;

•

our principal operating strengths, our competitive advantages, and the appeal of our TMG Complete Solution to buyers and sellers of pre-owned and salvaged capital assets and OEMs and retailers of consumer goods;

•	our ability to draw consistently significant numbers of bidders and buyers to our marketplaces;

•

our ability to grow our core auction and liquidation business, and the acquisition and development of auction facilities, warehouses and other facilities and the related impact on our capital expenditures;

•	our ability to add new business and information solutions, including utilizing technology to enhance our services and support additional value added services;

•

the relative percentage of our revenues represented by arrangements where we make purchases of or guaranty minimum amounts for pre-owned and salvaged capital assets or surplus and returned consumer goods;

•	our auction and liquidation revenue rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of auction and liquidation revenue;

•	our ability to reduce administrative expenses through integration of certain accounting, financing, human resources and other functions;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our Internet initiatives and the level of participation in our marketplaces by Internet bidders and buyers;

•	financing available to us and the sufficiency of our working capital to meet our financial needs; and

•	other risk factors included under “Risk Factors” in this prospectus.

You should read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. You should read this prospectus completely. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of         shares of common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise in full their option to purchase additional shares. This estimate is based upon an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses and underwriting discounts and commissions of approximately $         million.

We intend to use the net proceeds from this offering as follows:

•	A total of $126.6 million in connection with the Combinations consisting of:

•	$112.9 million to fund the cash portion of the consideration payable to the stockholders of the Partner Companies; and

•

$13.7 million to pay the expenses associated with the Combinations, which include repayment of promissory notes with an aggregate principal amount of $3.5 million, plus accrued interest, held by our sponsor, which bear interest at 5% per year, a $2.0 million cash bonus payment to Rod K. Cutsinger in consideration of his investment of time, effort and money in connection with the Combinations, and an aggregate of $1.0 million to other members of our senior management in consideration of their investment of time and effort in connection with the Combinations. See “Certain Relationships and Related Party Transactions.”; and

•

$         million (assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus)) for working capital and other general corporate purposes, including to acquire pre-owned and salvaged capital assets for auction and surplus and returned consumer goods for liquidation and for potential acquisitions.

Except as otherwise described in this prospectus, we are not currently in negotiations for any acquisitions for which we intend to use the net proceeds of this offering. By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

Pending other uses, we intend to invest the net proceeds to us in investment-grade, interest-bearing securities such as money market funds, certificates of deposit, or direct or guaranteed obligations of the U.S. government, or hold as cash. We cannot predict whether the proceeds invested will yield a favorable return. Our management will have broad discretion in the application of a portion of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

REVERSE STOCK SPLIT

Prior to the completion of this offering and effecting the Reorganization, we expect the majority of TMG Founder Company’s stockholders to approve, by written consent, an amendment to its certificate of incorporation to effect a 1-for-         reverse stock split. The stock split is expected to be effected simultaneously for all TMG Founder Company’s then-existing common stock and the exchange ratio will be the same for all of TMG Founder Company’s shares of issued and outstanding common stock. The stock split will affect all of TMG Founder Company’s stockholders uniformly.

DIVIDEND POLICY

Following the completion of this offering, we intend to retain our future earnings, if any, to finance the expansion and growth of our business. We do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions that may be imposed by lenders. See “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations—Pro Forma Combined Liquidity and Capital Resources—Revolving Credit Facility” for a discussion of limitations that may be imposed by our revolving credit facility on our ability to declare and pay dividends.

CAPITALIZATION

The following table sets forth the consolidated cash and capitalization information as the date indicated of (i) Taylor & Martin Group, Inc. on an actual basis after giving effect to the Reorganization the 1-for- reverse stock split and (ii) the Company on a pro forma combined basis to give effect to the Combinations and the application of the estimated net proceeds of this offering. See “Use of Proceeds.”

You should read this table together with the other information in this prospectus, including “Selected Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations,” the audited consolidated or combined, as the case may be, historical financial statements and the notes thereto for each of the Partner Companies and our unaudited pro forma combined financial statements and the notes thereto included elsewhere in this prospectus.

	December 31, 2011
	Taylor & Martin Group, Inc.	Company Pro Forma
	(Unaudited) (In thousands)
Cash and cash equivalents	$1	$

Revolving credit facility(1)	—		—
Stockholders’ equity:
Common Stock $0.00001 par value, 312,500,000 shares authorized; shares issued and outstanding (Taylor & Martin Group, Inc. actual(2)); shares issued and outstanding (Company pro forma)	1
Additional paid-in capital	3
Accumulated (deficit)	(162)

Total stockholders’ equity (deficit)	(158)

Total capitalization	$(158)	$

(1)	We have applied for a line of credit to become effective concurrently with the consummation of this offering.

DILUTION

If you invest in our common stock, your ownership interest in us will be diluted by the difference between the initial public offering price per share of common stock and the adjusted net tangible book value per share of common stock immediately after completion of this offering and the Combinations. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. As of December 31, 2011, after giving effect to the Reorganization and the Combinations, the pro forma net tangible book value of our common stock was approximately $         million, or approximately $         per share.

After giving effect to the Reorganization, the Combinations and the sale of shares of our common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), deducting estimated underwriting discounts and commissions and offering expenses payable by us, and applying the net proceeds from the sale, the pro forma as adjusted net tangible book value of our common stock, as of December 31, 2011, would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $         per share and an immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2011	$
Pro forma as adjusted increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise in full their option to purchase additional shares, there will be an increase in pro forma as adjusted net tangible book value to existing stockholders of $         per share and an immediate dilution in pro forma as adjusted net tangible book value to new investors of $         per share based upon an assumed initial offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the pro forma as adjusted net tangible book value per share of common stock after the offering by $         per share and increase or decrease, respectively, the pro forma as adjusted dilution per share of common stock to new investors by $         per share, in each case calculated as described above and assuming that the number of shares offered by us remains equal to the number set forth on the cover page to this prospectus.

The following table summarizes, as of December 31, 2011, on a pro forma as adjusted basis (giving effect to the Reorganization and the Combinations), the number of shares of common stock purchased from us in the offering, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New Investors			%			%

Total		100.0%		$	100.0%

The discussion and tables above are based on         shares of common stock outstanding as of December 31, 2011 and exclude:

•

4,500,000 shares of common stock reserved for issuance under our 2011 Omnibus Incentive Plan, of which                 shares of restricted stock will be outstanding immediately after consummation of this offering; and

•	shares subject to the underwriters’ option to purchase additional shares.

If the underwriters exercise in full their option to purchase additional shares, then the number of shares held by the existing stockholders after this offering would be reduced to         % of the total number of shares outstanding after the offering and the number of shares held by new investors would increase to         % of the total number of shares outstanding after the offering.

SELECTED PRO FORMA COMBINED FINANCIAL DATA

Taylor & Martin Group, Inc. will effect the Combinations concurrently with and as a condition to the consummation of this offering. Our selected pro forma combined financial data as of December 31, 2011 and for the years ended December 31, 2010 and 2011 are as adjusted for (i) the effects of the Reorganization and the Combinations, (ii) the effects of certain pro forma adjustments to the historical financial statements and (iii) the consummation of this offering and the application of the net proceeds as set forth under “Use of Proceeds,” based upon the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses.

The information set forth below should be read together with (i) “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations,” (ii) the audited consolidated or combined, as the case may be, historical financial statements and the notes thereto for Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and each of the Partner Companies and (iii) our unaudited pro forma combined financial statements and the notes thereto included elsewhere in this prospectus. The selected pro forma combined financial data may not be indicative of the results that would have occurred if the Combinations were consummated as of the beginning of the period presented or that will be obtained in the future.

	Year Ended December 31,
	2010	2011
	(Unaudited) (Dollars in thousands)
Pro Forma Combined Statement of Operations Data: (1)
Revenues:
Sales revenues	$48,678	$65,902
Services revenues	26,077	37,647

Total revenues	74,755	103,549
Cost of sales	34,123	50,400
Cost of services	12,563	15,477
Selling, general and administrative expenses	20,957	20,719
Other income	252	68
Provision for income taxes	2,946	6,808
Net income	$4,418	$10,212
Non-GAAP Financial Measure:
Adjusted pro forma combined EBITDA(2)	$10,506	$20,344

Pro Forma Combined Supplemental Operating Data: (1)
Gross auction proceeds (3)	$246,736	$262,985
Gross merchandise volume(3)	39,465	51,609

Total liquidation volume(3)	$286,201	$314,594

Completed auction transactions(3)	28,900	29,600
Total auction participants(3)	31,200	37,800

As of December 31, 2011
(Unaudited) (Dollars in thousands)
Pro Forma Combined Balance Sheet Data: (1) (4)
Cash and cash equivalents	$45,121
Working capital	48,522
Total assets	157,601
Stockholders’ equity	$148,452

Pro Forma Combined Supplemental Operating Data: (1)
Target auction customer base(3)	383,000

(1)	The pro forma combined statements of operations data and pro forma combined supplemental operating data assume that the Reorganization and the Combinations were closed on January 1, 2010 and are not necessarily indicative of the results we would have achieved had these events actually then occurred or of our future results. The pro forma combined balance sheet data assume that the Reorganization and the Combinations were closed on December 31, 2011. The pro forma combined financial information (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined revenues are all attributable to Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies.
(2)	We have included adjusted pro forma combined EBITDA data because it is a measure used by us to evaluate our auction and reverse logistics business segments. Adjusted pro forma combined EBITDA is not a measure of financial performance determined under generally accepted accounting principles, should not be considered as an alternative to net income as a measure of performance or to cash flows as a measure of liquidity, and is not necessarily comparable to similarly titled measures of other companies. For a definition of adjusted pro forma combined EBITDA and a reconciliation of adjusted pro forma combined EBITDA to pro forma combined net income and net cash provided by operating activities, see “Summary Pro Forma Combined Financial Data—Non-GAAP Financial Measure—Adjusted Pro Forma Combined EBITDA.”
(3)	See “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations—Key Business Metrics” for a discussion of this metric.
(4)	The pro forma consolidated balance sheet assumes offering proceeds before expenses of $175 million, and assumes the application of these net proceeds as provided in “Use of Proceeds.”

SELECTED HISTORICAL INDIVIDUAL PARTNER COMPANY FINANCIAL DATA

See Annex A to this prospectus for:

•	selected consolidated historical financial data for Taylor & Martin Group, Inc. as of December 31, 2011 and for the period from November 18, 2011 (Inception) to December 31, 2011;

•	selected consolidated historical financial data for TMG Founder Company as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011; and

•	selected consolidated or combined, as the case may be, historical financial data for each of the Partner Companies as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

PRO FORMA FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our pro forma financial condition and results of operations should be read in conjunction with the pro forma financial statements, the notes thereto and the other financial statements included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Information Regarding Forward-Looking Statements.”

Overview

We are a leading provider of marketplaces and solutions for the liquidation of pre-owned and salvaged transportation, agricultural and industrial capital assets and surplus and returned consumer goods. Our marketplaces and solutions appeal to a broad base of customers seeking to convert their assets into cash at the highest obtainable prices in an efficient and timely manner. We believe that our solutions constitute a platform with the most comprehensive suite of services available in our targeted markets: pre-owned and salvaged capital assets such as commercial trucks and trailers and surplus and returned consumer goods such as general merchandise, electronics, apparel and accessories. We serve these targeted markets through our two operating divisions, TMG Auction Services and TMG Reverse Logistics.

Pro forma combined revenues increased from $74.8 million in 2010 to $103.5 million in 2011, representing a 38.5% growth rate, and adjusted pro forma combined EBITDA increased from $10.5 million in 2010 to $20.3 million in 2011, representing a 93.6% growth rate. See “Summary Pro Forma Combined Financial Data—Non-GAAP Financial Measure—Adjusted Pro Forma Combined EBITDA.”

Taylor & Martin Group, Inc.’s operations have consisted exclusively of locating and negotiating with the Partner Companies, entering into the Combinations and conducting this offering. The information in this section reflects the pro forma combination of these Partner Companies. For a discussion of the Combinations, see “Combinations and Reorganization.”

Industry Trends and Outlook

We believe that there are several industry trends that are positively impacting and that we expect will continue to positively impact our TMG Auction Services operating division, including (a) as a result of the economic downturn, an increase in buyer demand for pre-owned and salvaged capital assets as buyers look to purchase lower cost capital equipment, (b) increasingly more stringent government regulation of emissions that have resulted in new equipment that is significantly more expensive to purchase and operate, thereby making the purchase of used equipment more cost effective, (c) technological improvements increasing the pace of product obsolescence and, therefore, the turnover of assets and availability of pre-owned assets, and (d) the increasing acceptance by prospective buyers of auctions as honest and reliable marketplaces. In addition, we believe that there are several industry trends that are positively impacting and that we expect will continue to positively impact our TMG Reverse Logistics operating division, including (a) the flexible return practices of many large national retailers and online shopping sites result in a continuous supply of surplus and returned consumer goods, a significant portion of which must be liquidated, (b) increasing sales volume of consumer goods, (c) innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of surplus products, (d) an increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of surplus and returned consumer goods that would otherwise be disposed of as waste and (e) the need for organizations to be environmentally friendly by improving their management of end of life or surplus consumer goods.

Management’s Discussion and Analysis of Results of Operations

See Annex A to this prospectus for management’s discussion and analysis of the results of operations of each of Taylor & Martin Group, Inc., TMG Founder Company and the Partner Companies for the periods indicated therein.

Key Business Metrics

Our management periodically reviews certain key business metrics for operational planning purposes and to evaluate the effectiveness of our operational strategies, allocation of resources and our capacity to fund working capital and expand our business. These key business metrics include:

•

Total liquidation volume. Total liquidation volume represents the sum of the total proceeds from all items sold at our auctions, which industry participants generally refer to as “gross auction proceeds” or “GAP,” and the total sales value of all surplus and returned consumer goods sold through our reverse logistics segment during a given period, which industry participants generally refer to as “gross merchandise volume” or “GMV.” Our definition of GAP and GMV may differ from those used by other participants in our industry. Total liquidation volume, or GAP and GMV, is not a measure of our financial performance, liquidity or revenues and are not presented in our consolidated financial statements. However, total liquidation volume, GAP and GMV provide us with a means to evaluate the activity level of our auction and reverse logistics segments. In addition to providing a means for us to evaluate activity level, GAP allows us to assess our net commissions on consignment sales. For the years ended December 31, 2010 and 2011, we had total liquidation volume of $282.2 million and $314.6, respectively.

•

Auction service revenue rate. We realize various types of commissions and other fees in the conduct of our auctions. These include commissions or fees paid by the seller, buyers’ premiums, Internet fees for those buyers participating via www.TMILive.com® and www.deancoauction.com and other transaction fees. We term these sources of revenues collectively as auction service revenues. The percentage derived from dividing auction service revenues by the sales value of the item being auctioned is termed auction service revenue rate. We monitor this rate as a means to manage the overall profitability of our auction services. We endeavor to maximize our auction service revenue rate from our various auctions while also providing our high standard of quality customer service and, at the same time, remaining competitive in the auction services marketplace. For the years ended December 31, 2010 and 2011, our auction service revenue rate was 7.4% and 8.3%, respectively.

•

Completed auction transactions. Completed auction transactions represents the number of transactions in a given period from which we have recorded revenues. Similar to GAP, we believe that completed auction transactions is a key business metric because it provides an additional measure of the volume of activity flowing through our auction services marketplace. During the years ended December 31, 2010 and 2011, we completed approximately 28,900 and 29,600 auction transactions, respectively.

•

Total auction participants. For each auction we manage, the number of auction participants represents the total number of registrants who have attended one of our live or online auctions and have registered and qualified to bid in that auction. As a result, a registered buyer that participates in more than one auction is counted as an auction participant in each auction in which he or she participates. Thus, total auction participants for a given period is the sum of the auction participants in each auction conducted during that period. We use this metric to allow us to compare our auction activities to our competitors, including online auction sites and traditional on-site auctioneers. In addition, we measure total auction participants on a periodic basis to evaluate the activity level of our base of registered buyers and to measure the performance of our marketing and promotional efforts. For the years ended December 31, 2010 and 2011, approximately 31,200 and 37,800, respectively, registered buyers participated in our auctions.

•

Target auction customer base. We grow our customer base (consignors and bidders) by a combination of marketing, promotional efforts, direct contact from our nationwide sales force, and from the initiative of customers in the specific industries we service such as used equipment dealers, owner-operators, fleet managers, construction companies and end users, bankruptcy trustees, agricultural operators, repair facilities and financial institutions. We collect business and personal information including name, title, company name, business address, contact numbers, and information on how the person might use our auction, appraisal, leasing and consulting services. These customers may already have been a registered participant or may later become a registered participant when they register at one of our auctions either in person or on line. The business and personal information collected as a potential bidder is the same information captured during the registration process and once captured is used subsequently for all marketing and promotional activities and future auction registrations. We market directly to our potential customer base primarily through direct mail and print ads, email or through our web site notifying them of upcoming auction events and information on our suite of other services. As of December 31, 2011, we had approximately 383,000 potential customers in our data base.

•

Adjusted EBITDA. We define adjusted EBITDA as our adjusted net income before interest expenses, income tax, gains and losses on property dispositions, depreciation and amortization and other non-cash expenses such as stock-based compensation expense. Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. See “Summary Pro Forma Combined Financial Data—Non-GAAP Financial Measure—Adjusted Pro Forma Combined EBITDA.”

Components of Revenues and Expenses

Revenues

We generate revenues by providing marketplaces and solutions to our customers in the secondary market. These revenues result from assistance provided to our customers to efficiently convert their pre-owned and salvaged capital assets and surplus and returned consumer goods into cash. In addition, we provide our customers fee-based support for capital asset appraisal services and also facilitate the financing of capital assets purchased at auction with our commercial leasing operation.

Our revenues are derived primarily from the following five sources:

•

Purchase and resale. We generate sales revenues in both our TMG Auction Services and TMG Reverse Logistics segments by selling pre-owned and salvaged capital assets or surplus and returned consumer goods that we purchase from our customers. We subsequently remarket these assets and recognize a trading margin on the resale. Sales revenues from our purchase and resale activities represented approximately 62.4% and 57.7% of our total revenues for the years ended December 31, 2010 and 2011, respectively.

•

Consignments. We generate services revenues in our TMG Auction Services segment from commissions on sales of pre-owned and salvaged capital assets owned by others and facilitated by our live capital asset auctions, Internet auction platform, and other activities undertaken in an agent capacity. Commissions are established depending on the various value-added services we provide the sellers in facilitating the transactions. In addition, we also collect buyer premiums upon the sale of auctioned capital assets. Buyer premiums are calculated as a percentage of the sales price of the underlying gross transaction value. Occasionally we guarantee a minimum price to our consignors. We attempt to manage our risk on these guarantees by generally only guaranteeing an amount equal to no more than the low end of our estimated price range for the appraised values of an asset. Service revenues from consignment sales represented approximately 23.1% and 23.0% of our total revenues for the years ended December 31, 2010 and 2011, respectively.

•

Appraisal services and other fee-based services. We generate services revenues in our TMG Auction Services segment from fee-based appraisal services for those customers needing independent assessment of capital asset valuations. These customers could include, for example, banks and other lending institutions, insurance companies, bankruptcy courts, and others. In 2011, we believe that we were the largest appraisal company of commercial trucks and trailers in the United States in terms of number of appraisals. We also generate services revenues in our TMG Reverse Logistics segment by providing reconditioning and warranty services on consumer electronics for a fee. Services revenues from appraisal services and other fee-based services represented approximately 10.3% and 15.2% of our total revenues for the years ended December 31, 2010 and 2011, respectively.

•

Shared recovery. We generate sales revenues in our TMG Reverse Logistics segment from shared recovery arrangements that we enter into with our customers where we guarantee a minimum net recovery value for our customers. Under any arrangement of this type, if the actual sales price falls below the guaranteed minimum net recovery value, we recognize a loss to the extent of such shortfall. Sales revenues from shared recovery arrangements represented less than three percent of our total revenues for each of the years ended December 31, 2010 and 2011.

•

Leasing operations. We generate services revenues in our TMG Auction Services segment by offering buyers at our auctions the option of financing their future purchases pursuant to either operating or direct financing lease arrangements which are underwritten by us. We qualify all potential lessees according to our internally-developed credit risk standards. Our appraisals expertise in commercial trucks and trailers provides us with unique opportunities to lease assets when mutually advantageous to both the buyer and us. Services revenues from leasing activities represented less than two percent of our total revenues for each of the years ended December 31, 2010 and 2011.

See “—Critical Accounting Policies and Estimates—Revenue Recognition” for a discussion of when and how we recognize revenues.

Expenses

Cost of Sales. Cost of sales represents the largest direct cost component of revenues generated through both our TMG Auction Services and TMG Reverse Logistics segments. This amount includes the costs directly associated with purchasing and readying for resale capital assets and surplus and returned consumer goods where we are the general obligor in the transaction and assume general, physical inventory and credit risks. Such costs represented approximately 70.1% and 76.5% of our sales revenues for the years ended December 31, 2010 and 2011, respectively.

Cost of Services. This amount includes the costs directly associated with conducting our live and world-wide Internet-bidding auctions and direct labor, parts and overhead related to our TMG Reverse Logistics reconditioning business. Such costs represented approximately 48.2% and 41.1% of our services revenue for the years ended December 31, 2010 and 2011, respectively.

Selling, General, and Administrative Expenses. Selling, general and administrative expenses include all operating costs associated with supporting the generation of our sales and services revenues, as well as depreciation and amortization expenses. They include the costs of acquiring sellers and buyers for our marketplaces, marketing and promoting our capabilities to our target audiences, and all general and administrative expenses that support our operations and provide the necessary management and organizational infrastructure to drive our future growth, including executive and staff salaries and employee benefits, travel, administrative space rent and occupancy costs, legal, and accounting fees. Costs for salaries, bonus, employee benefits and administrative occupancy costs are generally more fixed in nature than other operating expenses and do not vary directly with the volume of our auction and other remarketing activities. Depreciation and amortization expenses are also generally fixed in nature. We provide for depreciation and amortization of property and equipment, including computer equipment and software, furniture, equipment and leasehold improvements, as well as intangible assets acquired as part of our Combinations, over the useful life of the asset. Selling, general and administrative expenses represented approximately 28.0% and 20.0% of our total revenue for the years ended December 31, 2010 and 2011, respectively.

Net Interest Expense. Net interest expense represents the financial costs incurred by us with respect to our credit facilities and includes any imputed interest expense on notes payable and amortization of debt issuance costs, as well as interest income earned on deposits of cash and short-term investments.

Income Taxes. Our pro forma income statements provide for income taxes assuming an estimated statutory income tax rate of 40%. This rate is based on a corporate federal income tax rate of 35% and an estimated blended state and local tax rate of 5% of taxable income.

Critical Accounting Policies and Estimates

Pursuant to the Jumpstart Our Business Startups Act of 2012, we will be reporting in accordance with the reduced public company reporting requirements permitted by this act. See “Risk Factors—Risks Related to This Offering and Our Common Stock—We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.” As a result of this, our financial statements may not be comparable to companies that are not emerging growth companies or elect not to avail themselves of this provision.

Our discussion and analysis of our financial condition and results of operations are based upon our pro forma combined financial statements derived from the various financial statements of Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these pro forma combined financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A “critical accounting estimate” is one that is both important to the portrayal of our financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We continuously evaluate our critical accounting estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

For transactions in our marketplaces we recognize revenues when all of the following criteria are met:

•	a buyer submits the winning bid in an auction or evidence of an arrangement exists and the sale price has been determined;

•	title has passed to a buyer and the buyer has assumed risks and rewards of ownership; and

•	collection is reasonably assured.

Substantially all of our sales are recorded subsequent to payment authorization being received, utilizing credit cards and wire transfers as methods of payments. As a result, we are not subject to significant collection risk, as assets are generally not shipped before payment is received.

We recognize revenues in one of three ways.

Purchase and Resale and Shared Recovery Revenues

In a purchase and sale arrangement we recognize as revenues the gross proceeds from the sale when the sale occurs because we are deemed in this type of arrangement to be the primary obligor and bear general, physical, inventory and credit risk. This manner of presentation may differ from some of our competitors in the auction industry, who recognize as revenues only the amount by which the sales price exceeds the cost to acquire the asset. Like the purchase and sale arrangement, we recognize revenues on our shared recovery arrangement when we sell the asset. For a discussion of some of the risks associated with our purchase and resale arrangements and shared recovery arrangements, see “Risk Factors – Risks Related to Our Company – If we fail to accurately predict our ability to sell assets in which we take general and inventory risk, our margins may decline as a result of lower sale prices from such assets.”

Consignment Sales Revenues

Consignment sales revenues represent arrangements in which we act as an agent or broker without taking general or physical inventory risk. Revenues are recognized based on the sales commissions that are paid to us by the sellers for utilizing our services; in this situation, sales commissions represent a percentage of the gross proceeds from the sale that the seller pays to us upon completion of the transaction. In the circumstances where we guarantee a minimum return to our consignors, we recognize an expense if we fail to sell the asset for more than the guaranteed amount.

Appraisal Services and Other Fee-Based Services Revenues

For our fee-based appraisal services and leasing operations, we recognize revenues when we invoice our customers for services rendered.

Pro Forma Combined Results of Operations

The following discussion of our pro forma combined results of operations for the years ended December 31, 2010 and 2011 should be read in conjunction with all financial statements included elsewhere in this prospectus.

The following table sets forth certain pro forma combined results of our operations data as well as and such results as a percentage of pro forma combined revenues:

	Year Ended December 31,		Percentage change between years ended December 31,
	2010	2011	2010 and 2011
	(Unaudited) (Dollars in thousands)
Pro Forma Combined Statement of Operations Data: (1)
Revenues:
Sales revenues	$48,678	$65,902	35.4%
Services revenues	26,077	37,647	44.4

Total revenues	$74,755	$103,549	38.5
Cost of sales	34,123	50,400	47.7
Cost of services	12,563	15,477	23.2
Selling, general and administrative expenses	20,957	20,719	(1.1)
Other income	252	68	(73.0)
Provision for income taxes	2,946	6,808	131.2
Net income	4,418	10,212	131.1
Non-GAAP Financial Measure:
Adjusted pro forma combined EBITDA(2)	$10,506	$20,344	93.6%

Pro Forma Combined Supplemental Operating Data: (1)
Gross auction proceeds (2)	$246,736	$262,985	6.6%
Gross merchandise volume(2)	39,465	51,609	30.8

Total liquidation volume(2)	$286,201	$314,594	9.9%

Completed auction transactions(2)	28,900	29,600	2.4%
Total auction participants(2)	31,200	37,800	21.2%

(1)	The pro forma combined statements of operations data assume that the Combinations were closed on January 1, 2010 and are not necessarily indicative of the results we would have achieved had these events actually then occurred or of our future results. The pro forma combined financial information (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined revenues are all attributable to Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies.
(2)	See “—Key Business Metrics” for a discussion of this metric.

Pro Forma Combined Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011

Sales Revenues. Our sales revenues increased by 35.4% in 2011 to $65.9 million from the 2010 level of $48.7 million primarily due to a 9.9% increase in total liquidation volume through our marketplaces with total liquidation volume in 2011 increasing to $314.6 million from $286.2 million in 2010. The increase was also attributable to a 42% increase in the sales value of capital asset sales made on a purchase and resale basis.

Services Revenues. Our services revenues increased by 44.4% in 2011 to $37.6 million from the 2010 level of $26.1 million. This increase is primarily attributable to a 23.6% increase to $22.5 million from the 2010 level of $18.2 million in auction revenues and an increase in auction service revenue rate to 8.3% in 2011 from 7.4% in 2010. These increases resulted from our ability to drive greater volume through our TMG Auction Services marketplaces. The increase was also attributable to expanded service offerings in the TMG Reverse Logistics segment as well as the full year effect of reconditioning services in TMG Reverse Logistics segment, which we commenced in 2010.

Cost of Sales. Cost of sales increased by 47.7% in 2011 to $50.4 million from the 2010 level of $34.1 million. This increase was primarily due to increased volume of surplus and returned consumer goods available for liquidation in our TMG Reverse Logistics segment and greater opportunities to engage in purchase and resale activities in our TMG Auction Services segment.

Cost of Services. Cost of services increased by 23.2% in 2011 to $15.5 million from the 2010 level of $12.6 million. This increase was primarily due to costs associated with the continued growth in our TMG Reverse Logistics operating division.

Selling, General and Administrative Expenses. Selling, general, and administrative expenses decreased 1.1% in 2011 to $20.7 million from the 2010 level of $21.0 million. Selling, general, and administrative expenses were relatively flat because we were able to leverage our existing operating expense base in 2011 against greater revenue demonstrating the scalability of our business model. We expect that our selling, general and administrative expenses in the future will increase because of, among other things, the expenses associated with executive salaries, audit, legal, public relations and other fees associated with being a public company, the development, implementation and maintenance of adequate systems of internal control over financial reporting, and non-cash charges arising under our stock-based compensation program, including on         restricted shares to be issued upon consummation of this offering.

Provision for Income Taxes. Income tax expense increased by 131.2% in 2011 to $6.8 million from the 2010 level of $2.9 million, primarily due to a similar increase in income before provision for income taxes.

Net Income. Net income increased by 131.1% in 2011 to $10.2 million from the 2010 level of $4.4 million. This increase was attributable to growth in our TMG Auction Services and TMG Reverse Logistics segments. In future periods we expect that our net income will be negatively impacted by the non-cash charges associated with stock based compensation expense.

Adjusted Pro Forma Combined EBITDA. Adjusted pro forma combined EBITDA increased by 93.6% in 2011 to $20.3 million from the 2010 level of $10.5 million primarily due to the increased volume of transactions effected by us in our marketplaces and the scalability of our business. In the future, we expect that our adjusted EBITDA will be impacted by the increased costs associated with operating as a public company and the non-cash charges associated with our stock-based compensation program. See “Summary Pro Forma Combined Financial Data—Non-GAAP Financial Measure—Adjusted Pro Forma Combined EBITDA” for information regarding the reconciliation of this non-GAAP measure of EBITDA to adjusted pro forma combined net income.

Pro Forma Combined Results of Segment Operations

Our operations consist of two operating segments: TMG Auction Services and TMG Reverse Logistics. Pro forma combined revenues and operating income by segment is presented below for the periods indicated:

	Year Ended December 31,		Percentage change between years ended December 31,
	2010	2011	2010 and 2011
	(Unaudited) (In thousands)
Pro Forma Combined Revenues by Segment: (1)
TMG Auction Services:
Sales	$9,340	$14,265	52.7%
Services	21,158	25,481	20.4

Total TMG Auction Services revenues	$30,498	$39,746	30.3%
TMG Reverse Logistics:
Sales	39,338	51,637	31.3%
Services	4,919	12,166	147.3

Total TMG Reverse Logistics revenues	$44,257	$63,803	44.2

Total revenues	$74,755	$103,549	38.5%

Pro Forma Combined Operating Income by Segment: (1)
TMG Auction Services	$6,019	$8,470	40.7%
TMG Reverse Logistics	1,054	8,642	719.9
Corporate overhead	(5)	(152)	2,940.0

Total	$7,068	$16,960	140.0%

(1)	The pro forma combined revenues and operating income by segment assumes that the Combinations were closed on January 1, 2010 and are not necessarily indicative of the results we would have achieved had these events actually then occurred or of our future results. The pro forma combined revenues and operating income by segment (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined revenues are all attributable to Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies.

TMG Auction Services

TMG Auction Services segment sales revenue increased by 30.3% in 2011 to $39.7 million from the 2010 level of $30.5 million. This increase was primarily attributable to higher auction volumes over the prior year and, to a lesser extent, increases in commission rates and transaction fees. GAP increased by approximately 6.6% in 2011 to $263.0 million from the 2010 level of $246.7 million as a result of an increase in the consignment value of capital assets. Revenues from purchase and resale activity increased by 52.7% in 2011 to $14.3 million from the 2010 level of $9.3 million as we were able to process purchase and resale opportunities.

TMG Auction Services segment service revenue increased by 20.4% in 2011 to $25.5 million from the 2010 level of $21.2 million. This increase was primarily attributable to high auction volumes and, to a lesser extent, to increases in our auction services revenue rate.

Cost of services for our TMG Auction Services segment increased by 9.2% in 2011 to $8.3 million from the 2010 level of $7.6 million. Cost of services for our TMG Auction Services segment include transportation costs, title work and auctioneer fees. Cost of services as a percentage of revenue for our TMG Auction Services segment decreased to 32.4% in 2011 from 36.2% in 2010, due to our ability to process increased consignment volumes without a substantial increase in the number of auctions.

Selling, general and administrative expenses attributable to our TMG Auction Services segment increased by 2.8% in 2011 to $9.7 million from the 2010 level of $9.4 million. However, such expenses declined as a percentage of total revenues primarily due to our being able to leverage certain fixed costs of conducting an auction and related personnel costs over a broader revenue base.

TMG Reverse Logistics

TMG Reverse Logistics segment sales revenue increased by 31.3% in 2011 to $51.6 million from the 2010 level of $39.3 million. TMG Reverse Logistics segment service revenue increased by 147.3% in 2011 to $12.2 million from the 2010 level of $4.9 million. These increases can be attributed to an increase of our customer base and expansion of our reconditioning services. These increases can also be attributed to greater availability of product sold through our reverse logistics channels.

Cost of sales for our TMG Reverse Logistics segment increased by 37.7% in 2011 to $37.6 million from the 2010 level of $27.3 million. This increase is due to greater availability of product to be sold through our reverse logistics channels. Cost of sales for our TMG Reverse Logistics segment as a percentage of TMG Reverse Logistics segment sales revenues increased to 72.8% in 2011 from 69.5% in 2010 due to the mix of products available for liquidation.

Cost of services for our TMG Reverse Logistics segment increased by 47.1% in 2011 to $7.2 million from the 2010 level of $4.9 million. Cost of services for our TMG Reverse Logistics segment includes direct labor, parts, and overhead related to our reconditioning business. Cost of services for our TMG Reverse Logistics segment as a percentage of TMG Reverse Logistics segment service revenues decreased to 60.1% in 2011 from 103.2% in 2010 as we successfully expanded our business without materially increasing our fixed cost base.

Selling, general and administrative expenses attributable to our TMG Reverse Logistics segment decreased by 6.8% in 2011 to $9.6 million from the 2010 level of $10.3 million. This decrease is due improved expense management within the segment.

Pro Forma Combined Liquidity and Capital Resources

We expect that our main cash needs for working capital (including capital used for inventory purchases after this offering) will be funded primarily through cash generated from operations and from the net proceeds of this offering. As of December 31, 2011, assuming receipt of the proceeds of this offering and application of those proceeds, we had approximately $45.1 million in pro forma combined cash and cash equivalents. We believe that our cash and cash equivalents as of December 31, 2011, the net proceeds from this offering and amounts under our planned credit facility will be sufficient to fund our cash requirements for at least the next 12 months.

Revolving Credit Facility

We have applied for a $25 million revolving line of credit. We expect to secure a revolving credit facility effective concurrently with the consummation of this offering. We expect that the credit facility may include a number of financial and other covenants that may restrict our ability to grow our business.

Cash Flows

The following table sets forth our pro forma combined cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011
	(Unaudited) (In thousands)
Pro Forma Combined Cash Flows: (1)
Net cash provided by operating activities	$1,353	$16,679
Net cash (used in) provided by investing activities	(912)	109
Net cash provided by (used in) financing activities	—	—

Net change in cash	$441	$16,788

(1)	The pro forma combined statements of cash flows assume that the Combinations were closed on January 1, 2010 and are not necessarily indicative of the cash flows we would have achieved had these events actually then occurred or of our future cash flows. The pro forma combined financial information (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this prospectus. The pro forma combined cash flows are all attributable to Taylor & Martin Group, Inc. (after giving effect to the Reorganization) and the Partner Companies.

Net Cash Provided by Operating Activities. Net cash provided by operating activities increased in 2011 to $16.7 million from the 2010 level of $1.4 million. This increase was primarily due to a $5.8 million increase in earnings in 2011 as compared to 2010 and changes in inventory levels of approximately $5.7 million from 2010 to 2011.

Net Cash (Used in) Provided by Investing Activities. Net cash provided by investing activities in 2011 was $0.1 million compared to net cash used in investing activities of $0.9 million for 2010. This change was due primarily to the decrease in equipment purchases in 2011 as compared to 2010.

Net Cash Provided by (Used In) Financing Activities. The pro forma combined financial statements assume the Combinations were consummated on January 1, 2010. As of that date, all debt was considered extinguished. Accordingly, no changes were assumed regarding net cash provided by (used in) financing activities.

Possible Acquisitions and Capital Expenditures

While we have no plans or arrangements for any acquisitions other than as discussed in this prospectus, we intend to pursue the expansion of both segments of our business through acquisitions and may expend up to $70 million in cash, stock or a combination of cash and stock over the next 12 months. We plan to fund these acquisitions from operating cash flows, the proceeds of this offering, issuances of equity and through our credit facility. If we identify an alternative potential acquisition that would require the expenditure of excess of the foregoing sources, we would be required to explore alternative funding options.

Our capital expenditures for the years ended December 31, 2010 and 2011 were nominal, and anticipated expenditures for the future acquisition of depreciable assets are minimal at the present time because of the scalability of our operating platform. Except as disclosed in this prospectus, as of December 31, 2011 we had no commitments for capital expenditures or possible acquisitions.

Our future capital requirements will depend on many factors, including, but not limited to, the rate of growth of our revenues and expenses, the expansion of our sales and marketing activities and our acquisition activities. This could require us to seek additional equity or debt financing arrangements. There is no assurance that such financing would be available to us on acceptable terms, or at all.

Pro Forma Combined Off Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Pro Forma Combined Contractual Obligations and Commercial Commitments

The table below represents our significant pro forma combined commercial commitments as of December 31, 2011.

	Payments Due By Period
	2012	2013 to 2014	2015 to 2016	2017 & Beyond	Total
	(Unaudited) (In thousands)
Operating leases	$1,125	$1,840	$1,866	$438	$5,269

Total contractual obligations	$1,125	$1,840	$1,866	$438	$5,269

See “Our Business—Properties” for a description of our leases. All indebtedness of the Partner Companies will be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we will not assume any of the outstanding indebtedness of the Partner Companies. See “Combinations and Reorganization—Consideration to be Paid to Partner Company Stockholders and Employees and Consultants.”

Pro Forma Combined Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity. All indebtedness of the Partner Companies will be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we will not assume any of the outstanding indebtedness of the Partner Companies. Consequently, we will have no debt upon consummation of this offering. However, we expect to have a revolving credit facility that will become effective concurrently with the consummation of this offering. See “—Pro Forma Combined Liquidity and Capital Resources—Revolving Credit Facility.”

We are a provider of operating and direct financing leases to qualified buyers. Direct financing leases are at fixed rates with maturities through 2016. We intend to hold such leases to maturity. However, while this is a small part of our business, to the extent interest rates increase, this could impair the value of the direct financing lease portfolio in the event it is not possible for the company to hold such portfolio to maturity. As of December 31, 2011, the carrying value of our investment in direct financing leases was $3.5 million.

Exchange Rate Sensitivity. We do not have exposure to foreign currency exchange rate fluctuations because none of our sales are denominated in foreign currencies.

New Accounting Pronouncements

As an “emerging growth company” under the recently enacted Jumpstart Our Business Startups Act of 2012, we will be permitted not to comply with any financial accounting standard until such standard is generally applicable to non-public companies. We intend to avail ourselves of this provision. See “Our Business—Emerging Growth Company.” As a result of this, our financial statements may not be comparable to companies that are not emerging growth companies or elect not to avail themselves of this provision.

Internal Accounting Staff and Financial Controls

Most of our Partner Companies did not conduct audits or prepare audited financial statements prior to the generation of the audited financial statements included in this prospectus. During the preparation of these audited financial statements, it became apparent to us that several of our Partner Companies did not have the requisite knowledgeable personnel to record transactions in the general ledger, allocate transactions to the proper account classifications or prepare draft financial statements and the requisite supporting schedules. Hence, in some cases, third-party service providers were retained to assist in discharging these accounting tasks.

We are actively interviewing and seeking to retain experienced personnel to staff our controller and internal audit functions as we implement a uniform system of accounts and a suite of financial controls on a company-wide basis that will enable us to efficiently and cost effectively monitor our business operations and accurately report on our financial results without the assistance of third–party service providers. Until we retain and integrate these additional experienced accounting personnel, we will continue to outsource some of these tasks to third-party services providers. While we are transitioning to a fully integrated internal staff of experience accounting personnel, we believe that we will be able to accurately report on our financial results by continuing to rely on outside service providers to augment our internal control capabilities. If we fail to establish and thereafter maintain effective controls over financial reporting, however, our ability to accurately report on our financial results will be adversely affected.

OUR BUSINESS

Overview

We are a leading provider of marketplaces and solutions for the liquidation of pre-owned and salvaged transportation, agricultural and industrial capital assets and surplus and returned consumer goods. Our marketplaces and solutions appeal to a broad base of customers seeking to convert their assets into cash at the highest obtainable prices in an efficient and timely manner. We believe that our solutions constitute a platform with the most comprehensive suite of services available in our targeted markets, which includes pre-owned and salvaged capital assets, such as commercial trucks and trailers, and surplus and returned consumer goods, such as general merchandise, electronics, apparel and accessories. We serve these targeted markets through our two operating divisions:

•	TMG Auction Services: provides live auctions with simultaneous world-wide Internet bidding, appraisals and equipment leasing.

•

TMG Reverse Logistics: provides a comprehensive suite of reverse logistics services, our “TMG Complete Solution,” that helps original equipment manufacturers, or OEMs, and retailers maximize net recovery values of their surplus and returned consumer goods. Our services include liquidation, return center operations, reverse logistics software, as well as reconditioning, recycling and disposal services.

Our TMG Complete Solution is a key component of our growth strategy. Our senior management team believes that the TMG Complete Solution enables us to address the reverse logistics needs of our customers that are not currently met in the market by a single third-party service provider. These needs include the ability to liquidate various categories of surplus and returned consumer goods, using a variety of liquidation pathways to maximize recovery values, as well as reconditioning and coordination of recycling and proper disposal programs for non-salable goods.

Our infrastructure and operating activities enable us to serve the needs of a large base of customers and achieve sales growth and expanded profitability. During 2011, our infrastructure and operating activities consisted of:

•	Marketplaces and solutions that processed assets with a total liquidation volume of approximately $315 million;

•	Live auctions at 24 locations in 12 states with simultaneous Internet bidding through our online auction marketplaces at www.TMILive.com® and www.deancoauction.com;

•	Auction marketplaces that connected over 3,000 unique consignors to over 5,700 unique buyers, from among 14,600 unique bidders, located across 49 U.S. states and 14 countries;

•	Appraisals on approximately 545,000 pieces of capital assets in our asset classes with an aggregate appraised value of approximately $5.9 billion;

•	Liquidation activities that represented approximately 14,000 sales to approximately 550 different buyers; and

•	Global network of more than 3,000 high volume buyers of surplus and returned consumer goods on the secondary market.

Our operating divisions will be formed through the acquisition of the Partner Companies, which are five long-established and reputable companies. Taylor & Martin Group, Inc. has entered into definitive agreements to acquire each of the Partner Companies and the Combinations will close concurrently with this offering. We intend to operate each of the Partner Companies in a decentralized model in which management from the Partner Companies remain responsible for daily operations while our senior management will leverage their deep industry expertise and strategic contacts to develop and implement growth strategies, and leverage top-line and operating synergies among our Partner Companies, as well as provide overall general and administrative functions. We believe that this approach will allow our Partner Companies to maintain their critically important reputations and operations in their respective markets while also enabling them to leverage core competencies and scale across our operating divisions.

We generate revenues through multiple sources, including transaction fees from sellers and buyers on consignment sales, the purchase and resale of assets, revenue sharing arrangements, leasing operations and fee-based services. We experienced strong sales and profit growth in 2011. Pro forma combined revenues increased from $74.8 million in 2010 to $103.5 million in 2011, representing a 38.5% growth rate and adjusted pro forma combined EBITDA increased from $10.5 million in 2010 to $20.3 million in 2011, representing a 93.6% growth rate. See “Summary Pro Forma Combined Financial Data—Non-GAAP Financial Measure—Adjusted Pro Forma Combined EBITDA.”

Our Company History

Our sponsor, SABA Group, LLC, was established in January 2009 and subsequently set the goal of establishing a platform company. In March of 2011, our sponsor’s subsidiary, TMG Founder Company, identified Taylor & Martin Enterprises as a leading provider of marketplaces and solutions for pre-owned and salvaged transportation, agricultural and construction capital assets. Over the next year, TMG Founder Company evaluated several businesses in the auction and reverse logistics industries as candidates to form a cohesive platform for the optimal liquidation of various assets. By the end of 2011, five long-established and reputable family-owned businesses, the Partner Companies, were identified to form the operating divisions of our company.

Taylor & Martin Group, Inc. was founded in November of 2011 by our sponsor, SABA Group, LLC. Between January and March 2012, we entered into combination agreements with each of the Partner Companies. The closing of the combination agreements will occur concurrently with the closing of this offering and our operating divisions will consist of the operations of the following Partner Companies:

•

TMG Auction Services: Taylor & Martin Enterprises, Inc, a leading full-service auction company for transportation and agricultural capital assets, and Deanco Auction, a leading full-service auction company for agricultural and industrial capital assets and automobiles.

•

TMG Reverse Logistics: Image Microsystems, Inc., a leading provider of reconditioning and recycling services to electronic consumer products OEMs; Segue Corporation, an industry leader for the design and management of consumer goods recovery solutions serving OEMs, major retailers, and distributors in the consumer and computer electronic marketplace; and International Enterprises, Inc., one the largest liquidation specialists in the U.S. for the liquidation of returned consumer goods from retailers.

See “Certain Relationships and Related Party Transactions—Organization of SABA Group, LLC, TMG Founder Company and Taylor & Martin Group, Inc.”

Industry Overview

The value of the assets sold on the secondary market is very large while the industry for the conversion of these assets into cash is relatively undeveloped. According to the National Auction Association, gross auction proceeds in the United States from the sale of capital assets, including commercial trucks and trailers, construction and agricultural equipment and automobiles, was $269 billion in 2008, the most recent date for which such information is available. However, there is also a large volume of secondary capital assets that are processed by used equipment dealers and that are sold directly by owners. It is also estimated that surplus and returned consumer goods in the United States represented approximately 2.28% of United States gross domestic product, or $329 billion, in 2008, the most recent date for which such information is available. Currently, the majority of these consumer goods are liquidated directly by the owners, primarily OEMs and retailers, in a process that requires significant time and effort thereby diverting their attention from their core operations. We believe that we provide solutions for the conversion of assets into cash at the highest obtainable price and in the most efficient and timely manner. In aggregate, we estimate that the total value for the types of capital assets and surplus and returned consumer goods that we target that are sold on the secondary market annually exceeds $100 billion.

The main growth drivers for the assets within the segments of the market in which we operate vary according to the industry in which the buyers, sellers and assets reside. However, we believe that our marketplaces and solutions are applicable across various types of assets and we intend to leverage our expertise across our operating divisions to maximize recovery values for our customers.

Auctions

The supply of pre-owned commercial trucks and trailers and agricultural, construction and industrial equipment continues to grow as manufacturers continue to produce new equipment and existing used equipment continues to be viable. These types of equipment generally have long useful lives, driven by manufacturing durability and generally limited product changes. The price differential between new and pre-owned values presents a compelling economic case for buyers to buy these pre-owned assets rather than new assets. This in turn provides owners a market to continually sell and upgrade their assets, which is important to businesses seeking to manage their fleet size and inventory. Over the course of its useful life, these types of assets may be resold multiple times. This longevity and durability gives rise to a large global stock of functional, pre-owned and salvaged capital assets of this type. According to American Trucking Association and Fleetseek Database, the worldwide value of assets of this type was approximately $106 billion as of the end of 2011. While the volume of transactions in these assets is large, only a fraction of the total volume is currently traded through auctions, with the majority being sold directly by owners or through dealers and brokers.

The supply of used transportation, construction and agricultural equipment continues to grow. We believe that auctions represent an increasingly popular distribution channel for these types of capital assets as auction companies’ capabilities expand thereby enabling them to offer sellers an efficient marketplace that maximizes recovery values. We believe that the main drivers of growth for these types of capital assets sold through auctions include:

•	The ability of auctioneers to quickly deliver high net proceeds on the sale of assets, which can often times exceed the value for which the seller originally purchased the asset;

•

The ability of auctioneers to sell high volumes of assets thereby attracting sellers with large quantities of goods such as transportation and agriculture companies, equipment companies, regional banks, insurance companies, among others;

•	The increasing trust by sellers and buyers in the transparency of the auction process;

•	Technological improvements increasing the pace of product obsolescence and, therefore, the turnover of assets;

•	The convenience for buyers who want to evaluate equipment from a range of manufacturers rather than being restricted to a single supplier;

•	Cost-conscious buyers looking for a discount relative to the costs of new equipment;

•	Convenience of an Internet platform where customers can easily review and share information and purchase equipment without traveling to a live auction; and

•

Increasingly more stringent government regulation of emissions that have resulted in new equipment that is significantly more expensive to purchase and operate, thereby making the purchase of used equipment more cost effective.

Liquidations of Consumer Goods

OEMs and retailers have limited abilities to efficiently process large volumes of surplus and returned consumer goods. According to industry research, the value of returned consumer goods alone is approximately 6% to 10% of retail sales. These returned consumer goods, along with surplus inventories, are typically either liquidated by the retailer on the secondary market or sent back to OEMs in a process referred to as reverse logistics. While OEMs and retailers have multiple disposal options, such as selling goods “as-is,” reconditioning, or recycling, they have limited infrastructure to make an optimal decision to maximize the recovery values of these goods.

Once a product enters the secondary market, the company receiving the returned product has many disposal options from which to choose. If the product can be returned to the supplier for a full refund, the company may choose this option first. If the product has not been used, it may be resold to a different customer, or it may be sold through an outlet store. If it is not of sufficient quality to be sold through either of these options, it may be sold to a liquidation company that will sell the product in other channels, such as at flea markets or for export to a foreign market. The following table presents the composition of the sellers on the secondary market according to a 2008 estimate by Dale S. Rogers, Zachary S. Rogers and Ronald Lembke, the most recent such estimate available:

	Estimated Revenue	Percent
	(In billions)
Retail salvage	$127.5	38.6%
Auctions	99.4	30.1
Flea markets	33.0	10.0
Value retailers	30.0	9.1
Dollar stores	17.7	5.4
Manufacturer outlet stores	14.1	4.3
Pawn shops	5.6	1.7
Charities	2.7	0.8

Total	$330.0	100.0%

If the surplus or returned consumer good cannot be sold “as is,” or if the company can significantly increase the selling price by repairing, reconditioning, refurbishing or remanufacturing the consumer good, the company may perform these activities before selling the consumer good. If the company does not perform these activities in-house, a third-party company may be contracted, or the consumer good can be sold outright to a repair, reconditioning, refurbishing or remanufacturing firm.

After performing these activities, the surplus or returned consumer good may be sold as a repaired, reconditioned, refurbished or remanufactured, but not as new. If the consumer good cannot be repaired, reconditioned, refurbished or remanufactured in any way, because of its poor condition, legal implications, or environmental restrictions, the company will try to dispose of the consumer good for the least cost. Any valuable materials that can be reclaimed will be reclaimed, and any other recyclable materials will be removed before the remainder is finally sent to a landfill.

Reverse logistics remains an emerging industry that is not dominated by any individual or group of service providers. Reverse logistics service providers are numerous and fragmented and operate in a continuously evolving industry. The growing number of governmental regulations, elevated environmental concerns associated with responsible disposal of surplus or returned consumer goods, such as eWaste, and increasing transportation costs are expected to continue to increase the risks and liabilities that OEMs and retailers face on the secondary market for their surplus and returned consumer goods. Consequently, reverse logistics services, whether provided in-house or by third parties, is expected to be increasingly important.

The supply of surplus and returned consumer goods also continues to grow and OEMs and retailers have increasing volumes of varied categories of merchandise that require processing. We believe that reverse logistics solutions are becoming an increasingly attractive service as OEMs and retailers recognize the incremental value they can recover for their surplus and returned consumer goods. The supply of surplus and returned consumer goods on the secondary market results from a number of factors, including:

•

Return policies of large national and online retailers: The flexible return practices of many large national retailers and online shopping sites result in a continuous supply of surplus and returned consumer goods, a significant portion of which must be liquidated.

•

Supply chain inefficiencies: Forecasting inaccuracies, manufacturer overruns, cancelled orders, evolving market preferences, discontinued product lines, merchandise packaging changes and seasonal fluctuations result in the growth of surplus consumer goods.

•

Product innovation. Continuous innovation in technology products, such as computer and office equipment, consumer electronics, and personal communication and entertainment devices, results in a continuous flow of surplus products.

•

Compliance with government regulations. An increasingly stringent regulatory environment necessitates the verifiable recycling and remarketing of surplus and returned consumer goods that would otherwise be disposed of as waste.

•

Increasing focus by companies to seek green solutions for surplus consumer goods. Most organizations appreciate the growing need to be environmentally friendly by improving their management of end of life or surplus consumer goods, including creating the need to repurpose or efficiently redistribute surplus consumer goods to minimize waste and maximize value for themselves and the communities they serve.

Once a product is pulled from the primary market, processed and sent to the secondary market, the company receiving the returned product has many disposal options from which to choose. If the product can be returned to the supplier for a full refund, the company may choose this option first. If the product has not been used, it may be resold to a different customer, or it may be sold through an outlet store. If it is not of sufficient quality to be sold through either of these options, it may be sold to a liquidation company that will sell the product in other channels, such as at flea markets or for export to a foreign market.

Our Competitive Strengths

We believe that the following strengths differentiate our company and create a platform for continued sales and profitability growth. Core competitive strengths in our TMG Auction Services operating division include:

•

Proven and Reputable Auction Services Business: We have been developing and honing auction processes for over 75 years. We have specialized expertise in the resale and appraisal of transportation, agricultural and industrial assets. This broad and deep knowledge of the capital asset auction market over many decades gives us a reputation of being experts in the field.

•

Capital Efficient, Scalable, Flexible and Portable Operating Model: We have developed an auction operating platform that is proven, capital efficient, scalable, flexible and portable and believe we are one of the nation’s leading full-service auction companies. Our operating platform provides sales and general and administrative capabilities that we plan to leverage as our auction volumes grow.

•

Extensive Network of Leased and Owned Auction Sites: We have a nationwide network of leased and owned auction sites that provides us with considerable operating capacity. Our network of leased auction sites allows us considerable operating capacity without incurring significant additional expense.

•

Internet Auction Capabilities: We conduct live physical auctions with simultaneous Internet bidding worldwide. This allows us to broaden our customer reach, which results in increased bidding activity. Since we began offering online bidding in 2007, we have developed and honed our online auction capability and have conducted over 5,500 successful online transactions and generated over 25,000 registered bidders from 49 U.S. states and seven countries.

•

Proprietary Information Databases: We have proprietary auction software that fully integrates the auction registration, sales and settlement processes, allowing us to conduct back-office support seamlessly. Our auction software has allowed us to capture ten years of auction data, which we store in a proprietary database. We believe that this data is a valuable tool and allows us to more accurately appraise assets based on historical information, spot geographic or end-market customer trends, and better market to our customers.

Core competitive strengths in our TMG Reverse Logistics operating division include:

•

Complete Solutions, across Categories, for OEMs and Retailers: TMG Reverse Logistics offers OEMs and retailers multiple liquidation pathways across categories of goods that we believe enable OEMs and large retailers to achieve maximum net recovery values. In addition, our TMG Complete Solution encompasses services that enable us to process surplus and returned consumer goods for OEMs and retailers. These services include return center operations, reverse logistics software, reconditioning services and coordination of recycling and disposal.

•

Well Established Infrastructure that Mitigates the Impact of Transportation Costs: Transportation costs are a major factor impacting the net recovery values of surplus and returned consumer goods. Based on our senior management team’s expertise and experience in the industry, we believe that the reverse logistics industry infrastructure is predicated on $2.00 per gallon fuel costs. As such, we believe that our strategically located facilities will provide us a competitive advantage and allow us to achieve higher net recovery values for our customers.

•

Proprietary Software Solutions: Our recently developed proprietary reverse logistics software solutions enable complete reconciliation of returned products from the point of return by the consumer to final disposition and liquidation. Such capabilities are critically important to OEMs and retailers who must comply with a growing number of governmental regulations regarding the proper disposal of various consumer goods. Our reverse logistics software solutions are utilized by a leader in business-to-business and retail office products distribution with over $7 billion in sales in 2011.

Core competitive strengths in our platform company include:

•

Large and Comprehensive Platform for the Optimal Liquidation of Various Assets: By combining the operations of our TMG Auction Services and TMG Reverse Logistics operating divisions, we have created one of the nation’s largest and most comprehensive platforms for the liquidation of assets. Our liquidation pathways processed assets with a total value of approximately $314.6 million in 2011. We believe that our scale and wide array of services enables us to generate significant demand across a large audience of potential buyers as well as a broad set of liquidation pathways. In turn, we believe that our platform enables our customers to achieve maximum recovery values for their assets.

•

Industry-leading, Experienced Management Team with Proven Track Record: We have a proven and experienced senior management team. Our TMG Auction Services senior management team has an aggregate of more than 115 years of experience in the auctioning of pre-owned and salvaged capital assets and our TMG Reverse Logistics senior management team has an aggregate of more than 100 years of experience in the liquidation business and helped pioneer the reverse logistics industry in the late 1980’s and early 1990’s. We believe that the reputation, experience and industry knowledge of our senior management team provides us with an advantage over many of our competitors when calling on prospective customers. Additionally, our Chief Executive Officer is experienced in combining family-owned operating companies in fragmented industries.

•

Global Network of Industry Contracts: Our senior management team’s network of contacts and detailed industry knowledge gives us access to a broad network of existing and potential customers and provides us with a basis to grow revenues and expand customer share in an efficient and competitive manner.

•

Decentralized Operating Model Supported by a Highly Experienced Senior Management Team: We anticipate that members of management of the Partner Companies and companies we may acquire in the future will remain responsible for their daily operations, while our senior management will develop and implement growth strategies, leverage top-line and operating synergies among our Partner Companies and provide administrative and financial control over our consolidated operations.

Our Growth Strategy

We intend to grow our business by utilizing the highly complementary nature of our two operating divisions and our senior management team’s experience, expertise, strategic relationships and industry recognition. We believe that we are well positioned to leverage the scale of our combined businesses to become a leading global provider of marketplaces and solutions for the liquidation of pre-owned and salvaged capital assets and surplus and returned consumer goods. We plan to achieve this objective by implementing and executing our growth strategy, the key elements of which include:

•

Focus on Core Competencies and Existing Markets: We intend to focus on our core competencies, which include the liquidation of transportation, agricultural and industrial capital assets through live and Internet auctions and complete reverse logistics solutions for surplus and returned consumer goods. We believe that the markets for these assets remain significantly underpenetrated and that our senior management team’s expertise will enable us to expand our market share.

•

Cross Sell Services Across Our Operating Divisions: Our Partner Companies have historically focused on their core categories of capital assets and surplus and returned consumer goods. We believe that there exist substantial cross selling opportunities across our Partner Companies to provide a more comprehensive suite of services across a broader array of product categories. We believe that these cross selling opportunities will also position our TMG Reverse Logistics operating division to capture a larger share of business from OEMs and retailers.

•

Pursue Market Opportunities with OEMs and Retailers: OEMs and retailers have significant volumes of surplus and returned consumer goods and limited capabilities in the reverse supply chain to manage these goods. It is estimated that surplus and returned consumer goods in the United States represented approximately 2.28% of United States gross domestic product, or $329 billion, in 2008 according to leading industry sources and the most recent information available, and limited capability to maximize the value they receive on these surplus and returned goods. We intend to leverage our senior management team’s industry contacts, as well as our scale and TMG Complete Solution, to target additional OEMs and retailers to increase our customer base and drive growth.

•

Expand Sales Force to Leverage Existing Infrastructure: We intend to increase our sales force within our operating divisions to organically grow our business. We believe that we can generate substantial additional revenues through our auction platform with minimal additional expense by significantly increasing the number of transactions conducted on our existing platform.

•

Acquire Complementary Businesses: The industries in which we operate are highly fragmented and consist of over 15,000 companies in the United States alone. We believe that our operating divisions are scalable and present a platform to accommodate a broader range of capital asset classes and surplus and returned consumer goods without significant additional capital expenditures other than those described in this prospectus. As such, we intend to increase our share of the auction and liquidation markets by expanding our operations geographically and across new, complementary markets and assets. Our approach is expected to focus on identifying additional partner companies that will offer us new or complementary areas of expertise, technology advancements, customer bases, geographic territories or asset classes.

•	Sufficient Financial Resources: We believe that the proceeds from this offering, coupled with our revolving credit facility, will provide sufficient resources for us to execute on our growth strategy.

Our Operating Divisions

Our marketplaces and solutions constitute a platform with a comprehensive suite of services which we believe enable our customers to obtain some of the highest obtainable prices for their assets in an efficient and timely manner. We provide services for the liquidation of assets through our two operating divisions:

•	TMG Auction Services: provides live auctions with simultaneous world-wide Internet bidding, appraisals and equipment leasing.

•

TMG Reverse Logistics: provides a comprehensive suite of reverse logistics services that helps OEMs and retailers maximize net recovery values of their surplus and returned consumer goods. Our services include liquidation, return center operations, reverse logistics software, as well as reconditioning, recycling and disposal services.

We believe that our operating divisions are complementary and our experience, expertise, strategic relationships and industry recognition provide us with a unique opportunity to leverage our historical operations for future growth. Namely, we intend to increase our market share within our existing targeted markets and to expand into additional categories of pre-owned and salvaged capital assets and surplus and returned consumer goods.

The following table presents the pro forma combined revenues generated by our two operating divisions for the periods indicated:

	Year Ended December 31,		Percent change between years ended December 31, 2010 and 2011
	2010	2011
	(Unaudited) (In thousands)
TMG Auction Services	$30,498	$39,746	30.3%
TMG Reverse Logistics	44,257	63,803	44.2

Total	$74,755	$103,549	38.5%

TMG Auction Services

We operate one of the largest marketplaces for the sale of pre-owned and salvaged transportation, agricultural and industrial capital assets. In 2011, we conducted 110 auctions at over 24 owned or leased locations with simultaneously offered world-wide Internet bidding and generated total gross auction proceeds of approximately $263 million. We operate highly efficient marketplaces that enable sellers and buyers worldwide to exchange capital assets. We primarily sell commercial trucks and trailers and agricultural equipment through unreserved public auctions. In addition, we also provide appraisals and equipment leasing services for commercial trucks and trailers and agricultural equipment. Our TMG Auction Services consist of two primary activities:

•

Live auctions with simultaneous world-wide Internet bidding: Includes auctions of capital assets, with an emphasis on commercial trucks and trailers and agricultural equipment. In 2011, our auction marketplaces connected over 3,000 unique consignors to over 5,700 unique buyers, from among 14,600 unique bidders located across 49 U.S. states and in 14 countries.

•

Appraisals and equipment leasing: We provide appraisals for leading lenders, insurance companies, operators, bankruptcy courts and other capital asset owners and leasing of commercial trucks and trailers and agricultural equipment. In 2011, we appraised approximately 545,000 pieces of capital assets with an aggregate appraised value of approximately $5.9 billion.

The following table presents the pro forma combined revenues generated by our TMG Auction Services for the periods indicated:

	Year Ended December 31,
	2010	2011
	(Unaudited) (In thousands)
Live auctions with simultaneous world-wide Internet bidding	$26,600	$35,109
Appraisals and equipment leasing	3,193	3,183
Other(1)	705	1,454

Total	$30,498	$39,746

(1)	This includes revenues from outside advertising, subscriptions to value guides and miscellaneous storage revenues.

Consignor and Bidder Services

We consider both bidders and consignors in our auctions to be our customers. We believe our value-added services are an integral part of our business and strengthen our relationships with our repeat bidders and consignors and allow us to capture repeat business. For each of the capital asset categories in which we deal we provide value-added services, including:

Consignor Services

We offer value-added services to consignors primarily in the areas of sales optimization and settlement and customer support.

•	Sales optimization encompasses all of the services necessary to prepare assets for a successful auction and consists of:

•

determining the marketplace and sales strategy, based on our over 75 years of specialized asset experience, that creates the greatest value for the individual asset using our real time transaction systems and accumulated data to support ongoing optimization;

•	using a variety of both online and traditional marketing methods to promote our consignors’ assets and generate the greatest interest in each asset;

•

providing digital images and recordings of the assets to be auctioned and combining the images and recordings with supplemental asset information that we research, collect and use to enhance asset descriptions; and

•	publishing, displaying and promoting maintenance and title histories.

•	Our settlement and customer support services are designed for successful and reliable completion of transactions and consist of:

•	qualifying bidders to ensure their compliance with applicable consignor-mandated terms of sale, as well as to confirm their ability to complete a transaction;

•	collecting payments on behalf of consignors prior to delivery of any assets and disbursing the net proceeds after expenses to the consignors after the satisfaction of all conditions of a sale;

•	enabling consignors and buyers to track and monitor the status of their transactions throughout the sales process; and

•	providing full customer support throughout the transaction process and dispute resolution for our customers if needed.

We solicit asset consignments ranging from large groups of assets offered by multi-national corporations to a single asset consigned by local owner-operators. For larger consignments, our service typically begins with an asset appraisal that gives the prospective consignors a credible estimate of the value of the appraised asset. We are a licensed motor vehicle dealer in seven states, a licensed auction firm in 13 states and a licensed auctioneer in 22 states, which provides us a breadth of geographic coverage that we believe is attractive to our consignors looking to maximize their buyer reach. We believe that our consignors choose to sell their assets at our auctions, rather than through other channels or other auction companies, because they believe that selling at our auction is the best way to maximize the net proceeds on the sale of their assets. We also believe that consignors of capital assets choose to sell their capital assets at our auctions because they trust an auction process where most of our auctions are no- reserve auctions, which minimizes the amount of unsold capital assets.

We offer consignors several contract options to meet their individual needs and sales objectives which consist of:

•

Consignment sales: where the consignor receives the gross proceeds from the sale less a pre-negotiated commission rate. These arrangement represented 56.6% and 52.5% of the total combined revenues of TMG Auction Services for the years ended December 31, 2010 and 2011, respectively.

•

Purchase and resale: where we purchase a seller’s capital asset and subsequently resale the asset through our auctions. These arrangements represented 30.6% and 35.9% of the total combined revenues of TMG Auction Services for the years ended December 31, 2010 and 2011, respectively.

•

Shared recovery arrangements: where the consignor receives a guaranteed minimum plus an additional amount if auction proceeds exceed a pre-determined threshold. These arrangements represented a nominal portion of our revenues.

Our commission structure reflects the degree of risk we assume in connection with the asset being sold. In general, on similar packages of assets, we factor in a lower commission rate for consignment sales than for shared recovery arrangements. In the case of outright purchases, pricing takes into account the risks we assume and our expected margin. We manage the risk associated with our underwritten business by performing detailed appraisals of the assets and involving valuation specialists and senior management in the decision making process. In addition, prices of the assets in which we typically deal have not historically fluctuated significantly during the short time prior to the auction that we are exposed to risk of loss on our purchased assets.

Bidder Services

Many of the services we provide to consignors also benefit bidders by providing them with the information necessary to make a more informed purchase and to receive the assets they purchased. Our bidder-focused services consist of:

•	notifying bidders of upcoming auctions based on their registered preferences and prior transaction history;

•

facilitating our bidders’ search of our marketplaces for assets, through both our printed catalogue and our online databases, based on a variety of criteria and personalized settings, including asset category, keyword, condition, geographic location and auction ending date; and

•	providing several electronic payment options, serving as a trusted market intermediary and verifying transaction completion.

We believe our customer database, which contains over 383,000 customer names, significantly enhances our ability to market our auctions effectively. We typically send tens of thousands of print and digital direct marketing materials per year to strategically selected customers from our database as part of our comprehensive auction marketing service. We also conduct targeted regional and industry-specific advertising and marketing campaigns, use social media and participate in a variety of industry trade shows, associations and other industry forums to generate awareness of us, our marketplaces and our auctions. In addition, we present information about the majority of the assets at our upcoming auctions on our websites so that potential bidders can review asset descriptions and view photographs and video of many of the items to be sold. We had a target auction customer base of approximately 383,000 as of December 31, 2011.

The following tables present the pro forma combined gross auction proceeds and the auction service revenue rate on such proceeds for assets by type auctioned by us and the pro forma combined gross auction proceeds for our owned-and leased-site auctions for the periods indicated:

	Year Ended December 31,
	2010		2011
	Gross Auction Proceeds(1)	Auction Service Revenue Rate	Gross Auction Proceeds(1)	Auction Service Revenue Rate
		(Unaudited) (In thousands)
Commercial trucks and trailers	$161,570	7.7%	$166,042	8.3%
Agricultural, construction and industrial equipment	49,652	6.2	59,807	8.8
Automobiles	35,574	7.6	37,136	7.7

Total	$246,736	7.4%	$262,985	8.3%

(1)	See “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations—Key Business Metrics—Total liquidation volume” for a discussion of gross auction proceeds.

Our Auctions and Marketplaces

We have a nation-wide network of owned and leased site auction marketplaces that serve as an efficient and convenient method for the sale of our customers’ capital assets. We have operated auction marketplaces for over 75 years. Over this time we have developed a reputable platform that is trusted by our customers that enabled us to connect over 3,000 unique consignors to over 5,700 unique buyers, from among 14,600 unique bidders, located across 49 U.S. states and 14 countries in 2011 alone. We also conduct simultaneous Internet bidding during our live auctions on our online auction marketplaces at www.TMILive.com®, www.deancoauction.com, and www.bidbuynow.com. Our network of auction sites and online marketplaces allows consignors to conduct business in an efficient auction environment by reaching a broad audience of bidders in multiple geographies. In addition, our marketplaces provide bidders globally access to an organized supply of commercial trucks and trailers, agricultural, construction and industrial equipment, among other capital assets. Our platform includes several marketplaces, including the following:

•	Owned-site marketplaces: Our owned-site auction marketplaces in South Sioux City, Nebraska, Philadelphia, Mississippi, Tunica, Mississippi and Dothan, Alabama.

•	Leased-site marketplaces: Our leased-site auction marketplaces, which consisted of 20 locations in 11 states in 2011.

•	www.TMILive.com®: Our www.TMILive.com® marketplace, which has historically served as the online auction marketplace for Taylor & Martin Enterprises.

•	www.deancoauction.com: Our www.deancoauction.com marketplace, which has historically served as the online auction marketplace for Deanco Auction.

Our leased site model provides us with a capital advantage relative to solely using owned-sites. Our leases are typically a few weeks in length and allow us the geographic flexibility to conduct auctions where it may be advantageous for us on the basis of the location of consignments, bidders, or both. A leased-site model also allows us the flexibility to negotiate more favorable leasing terms. Our online auction marketplaces allow us to broaden the number of auction bidders for those unable to travel to our live auctions. Customers who are successful bidders participating in our online auctions pay a 2% fee of purchased units for using our online auction services, which provides us an additional source of revenues.

The following tables present the pro forma combined gross auction proceeds for our owned-and leased-site auctions for the periods indicated:

	Year Ended December 31,
	2010(1)	2011(1)
	(Unaudited) (In thousands)
Owned-site(2)	$133,587	$147,817
Leased-site(2)	113,149	115,168

Total	$246,736	$262,985

(1)	See “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations—Key Business Metrics—Total liquidation volume” for a discussion of gross auction proceeds.

(2)	Substantially all of our owned- and leased-site auctions are live auctions with simultaneous worldwide bidding over the Internet, except that our automobile auctions do not feature Internet bidding.

The following table presents certain combined auction information for the periods indicated:

	Year Ended December 31,
	2010	2011
Number of auctions	107	110
Number of unique consignors	2,750	3,015
Number of unique buyers	5,600	5,760
Number of unique bidders	15,170	17,600
Number of countries represented by unique bidders	9	14

Appraisals, Equipment Leasing and Consulting Services

In addition to providing auction marketplaces, we also provide appraisals, equipment leasing and consulting services to leading lenders, insurance companies, operators, bankruptcy courts and others. We performed 1,009 and 942 appraisals of capital assets with an aggregate appraised value of $4.6 billion and $5.9 billion during the year ended December 31, 2010 and 2011, respectively. In 2011 we believe that we were the largest appraisal company of commercial trucks and trailers in the United States in terms of number of appraisals. Our appraisal services also encompass an array of capital assets including construction and agricultural equipment.

Our auction and appraisal businesses provide us the opportunity to collect valuable information regarding pricing data for particular asset classes in particular regions among particular consignors, bidders, sellers and buyers. We collect, analyze and disseminate this proprietary information to our appraisal professionals. Our utilization of this information allows us to provide our customers with reliable appraisals, which, in turn, generates more appraisal opportunities for us.

Our familiarity and expertise in the auctioning and appraising of commercial trucks and trailers provides us with unique opportunities to lease these assets when advantageous for us to do so. In turn, our ability to lease these assets enhances the breadth of the services we provide. We offer flexible leasing solutions at competitive rates on commercial trucks and trailers. We leased capital assets that have a gross market value of approximately $6.6 million and we generated approximately $1.1 million and $1.0 million in revenues from leasing activities during the years ended December 31, 2010 and 2011, respectively.

Sales and Marketing

We use a variety of sales and marketing approaches to attract consignors, bidders and other customers. At December 31, 2011 we employed 26 sales representatives and 29 service-focused managers. We primarily rely on our regionally-focused sales representatives to develop relationships and source consignments within their respective territories. We also have a separate group of managers focused on generating appraisal business and marketing our equipment leasing and consulting services.

To support our sales efforts we market our services to consignors, bidders and other customers through various advertising and promotional efforts. These efforts include print and online advertisements as well as brochures. In addition, our sales representatives and service-focused managers attend trade shows across the country. Our websites are also another important component of our marketing efforts. During 2011, we had 104,000 unique visits to our website and more than 268,000 visits in total.

We intend to leverage the scale of our Auction Services business to generate incremental sales growth. This will primarily be focused on increasing the number of sales representatives to cover more territories and existing territories in greater depth. In turn, we expect to generate additional consignments resulting in greater gross auction proceeds per auction. In addition, we intend to market our expertise in the appraisal of commercial trucks and trailers to acquire more business in the appraisal of other capital assets. We also expect that as we market our appraisal capabilities we will obtain more consignments as customers become aware of our auction services.

TMG Reverse Logistics

We operate the most comprehensive platform for the efficient and timely liquidation of surplus and returned consumer goods. In 2011, we conducted approximately 14,000 sales to approximately 550 different buyers by leveraging our relationships with more than 3,000 high volume buyers globally. Our services provide our OEM and retail customers with not only liquidation services on the secondary market, but also return center operations, reverse logistics software, reconditioning services, and coordination of recycling and proper disposal. A significant percentage of surplus and returned consumer goods are not salable on the secondary market hence product liquidation alone does not provide maximum net recovery for all OEM and retailer surplus and returned consumer goods. We believe that providing our customers with a comprehensive, “one-stop,” suite of services to address their secondary market needs gives us a competitive advantage in acquiring and maintaining customers relative to companies that focus exclusively on product liquidation. Our TMG Reserve Logistics operating division consists of four primary services:

•

Liquidation services: We provide multiple liquidation pathways that we believe enable our customers to maximize their net recovery values on their surplus and returned consumer goods. Moreover, our streamlined management structure allows us to quickly price and process inventory which is a critical factor in maximizing net recovery values.

•

Return center operations: We offer complete reverse logistics processing that includes disposition of all surplus and returned inventory, warehousing, and shipping, with full reconditioning programs for high value electronics and other goods, which are typically goods that cannot be returned to a retail store in the primary market.

•

Reverse logistics software: We provide proprietary software that allows our customers to process all of their surplus and returned inventory from the point of receipt through to final disposition. We believe that the desirability and functionality of our reverse logistics software provides us with a strategic competitive advantage with our customers that makes it difficult for competing liquidation companies to capture our customers’ liquidation business.

•

Reconditioning and coordination of recycling and proper disposal: We provide reconditioning services that are managed by an internally designed and developed proprietary information system and process. These systems also provide software-tracking that allows tracking of inventory that is processed, reconditioning, liquidated or recycled.

We have strategically located warehouses and other facilities in the three major commerce states, including California, Ohio and Texas, which enable us to efficiently deliver our solutions for the liquidation of our customers’ surplus and returned consumer goods. We have also developed proprietary reverse logistics software that we believe is unrivaled in the industry and enables complete reconciliation of returned products from the point of return by the consumer to final disposition and liquidation.

The following table presents the pro forma combined revenues generated by our TMG Reverse Logistics operating division for the periods indicated:

	Year Ended December 31,
	2010	2011
	(Unaudited) (In thousands)
Sales	$39,338	$51,637
Services	4,919	12,166

Total TMG Reverse Logistics revenues	$44,257	$63,803

Non-Auction Liquidations

We provide product liquidation services as a standalone service or as a component of our TMG Complete Solution, depending on the needs of our customers. We provide our OEM and retail customers with a number of liquidation pathways to maximize their net recovery values on their secondary market surplus and returned consumer goods, including:

•	factory outlets,

•	flea markets,

•	bulk business-to-business buyers,

•	live and online auctions,

•	export sales, and

•	retail stores.

Product liquidation is the primary way TMG Reverse Logistics generates revenue. We typically price our product liquidation services in one of three ways:

•	purchase and sale, where we buy and take title to the product from our customer at some percentage of our customer’s indicated cost for the product;

•	consignment sales, where we do not take title to the product but instead liquidate the product on our customer’s behalf and receive a commission therefor; or

•

shared recovery arrangements, where we provide our customer with a guaranteed minimum return on liquidation of the product, “the floor”, we capture all amounts in excess of the floor up to a negotiated amount, “the ceiling”, and then we and our customer share at a negotiated percentage the amount in excess of the ceiling.

See “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations—Components of Revenues and Expenses.”

We conduct our product liquidation processes while adhering strictly to our customers’ brand and channel control requirements. Unlike many of our competitors who liquidate products with the exclusive objective of maximizing the proceeds of that particular liquidation, we manage our liquidation processes to maximize the proceeds of that particular liquidation, but not at the expense of our customers’ overall brand and channel control.

Another focus of our liquidation services is to limit the amount of time that lapses between the date a prospective customer requests a proposal from a liquidation service provider, such as us, to liquidate assets to the date a contract is agreed for such liquidation. Based on our management team’s experience, we believe that speed is critical in the liquidation business because a surplus or returned consumer good that needs to be liquidated loses approximately 10% of its value for every 30 days that such product remains in the secondary market. Consequently, expedited liquidations are often critical to maximizing net recovery values. We believe we are able to respond more quickly to prospective and returning customers than some of our larger competitors because we do not have a multi-tiered management approval process. Instead, we have a flat management approval process that allows our management to make decisions and respond to customer requests promptly.

Return Center Operations

We offer our customers an outsourcing service of inventory, warehousing, and shipping, with full reconditioning and inspection programs including logistics for “A” goods, which are typically goods that can be returned to a retail store shelf in the primary market, and “B” goods, which are typically goods that cannot be returned to a retail store shelf in the primary market. Our OEM customers can direct all store returns to us for inspection. If units have not been taken out of the box, those items can be inspected and resold out as “A” goods. Products that have been used or are defective are processed through our reconditioning process and repackaged and resold as “B” goods. We have the capability of assisting the OEM with “B” goods distribution and resale.

We generate revenues from return center operations by charging our customers fees for assessing the condition of their returns and coordinating the transportation and processing of their returns.

Reverse Logistics Software

We provide proprietary software that allows our customers to receive and inventory returned products for shipment to our warehouses thereby reducing the costs of processing and maximizing the recovery rates. Once we have assessed the condition of the products, our software allows our customers the visibility to assess the product and determine its desired disposition, which disposition may involve liquidation, reconditioning or coordination of recycling and proper disposal.

We plan to license our software only to customers that engage us to provide liquidation services. Consequently, we expect that the desirability and functionality of our reverse logistics software will provide us with a strategic relationship advantage with our customers that will make it difficult for competing liquidation companies to capture our customers’ liquidation business.

We generate revenues from our reverse logistics software by charging our customers a licensing fee to use our reverse logistics software.

Reconditioning Services and Coordination of Recycling and Proper Disposal

Our reconditioning services are managed by an internally designed and developed proprietary information system with software-tracking that allows customers (whether onsite at our facilities or at the customer’s facility) to track on a real-time basis the reconditioning status of any given unit while at the same time allowing us to manage the output volume and quality of the reconditioning process. This allows our clients to view their inventory, parts, parts used per unit, and the status of all equipment on a real-time basis via our secure websites. Clients may also change priorities and accelerate orders directly from this proprietary, customized web portal.

We generate revenues from reconditioning services on a per unit or hourly basis. We offer reconditioning services through our TMG Complete Solution suite of services only to customers for whom we provide liquidation services.

Similar to our reconditioning services, we provide coordination for recycling and proper disposal as part of our TMG Complete Solution only for customers for whom we provide liquidation services. We do not engage in recycling services and disposal coordination for customers on a standalone basis.

Our recycling and proper disposal coordination services are particularly geared towards OEM and retail customers that specialize in electronic surplus and returned consumer goods. Recycling and disposal of electronic surplus and returned consumer goods waste, or “eWaste,” presents unique challenges for OEMs and retailers and unique opportunities for liquidators like us because of increasing environmental regulations and increasing limitations placed on landfill acceptance of eWaste.

The material composition of personal computers is 26% silica and glass, 23% plastics, 20% ferrous metals, 14% aluminum and 17% heavy metals such as lead, copper, zinc, mercury and cadmium, according to the Environmental Protection Agency. The Environmental Protection Agency also reports that up to 38 separate chemical elements are incorporated into electronic waste items that can all be recycled back into new products. In addition to keeping hazardous elements from contaminating soil and water systems, we ensure that proper recycled valuable metals, plastics and glass are returned to the commodity stream for reuse.

Regulatory and Compliance Matters

Our operations are subject to a variety of federal, state and local laws, rules and regulations, which, among other things, may require us to obtain and maintain certain licenses and qualifications. Laws, rules and regulations that may apply to us include, among other things, those related to brokering sales of motor vehicles or real estate, the auction business, imports and exports, anti-money laundering, processing payments, worker health and safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, our development or expansion of our owned-site auction locations and other operating facilities depends upon the receipt of required licenses, permits and other governmental authorizations, and we are subject to various local zoning requirements with regard to the location of our owned-site auction locations and other operating facilities, which vary among jurisdictions.

We are also subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Furthermore, the growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on our online operations. In many states, there is currently great uncertainty about whether or how existing laws governing issues such as property ownership, sales and other taxes, auctions and auctioneering, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. We continue to evaluate these developing laws and regulations.

See “Risk Factors—Risks Related to Our Company—Our future expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.”

Properties

We have a nationwide network of owned and leased auction sites. Our auction marketplaces consist of four owned-site auction marketplaces and numerous other locations where we enter into short-term leases (often only weeks in length) with lessors with whom we have long-standing relationships. We conduct our owned-site auctions from the following locations:

Location (City, State)	Size	Year Property Acquired
	(Acres)
Dothan, Alabama	21	2002
South Sioux City, Nebraska	15	2000
Philadelphia, Mississippi	51	2001
Tunica, Mississippi	26	2007

Our owned sites have asset storage facilities available to both bidders and consignors, preparation facilities, where we provide a minimum number of repairs to our commercial trucks and trailers to make them comply with Department of Transportation requirements, and auction grounds, or similar facilities’ requirements, to facilitate our live auctions.

Additionally, we utilize a network of leased-site auction locations which allow us to conduct each of our auctions at the location that is the most convenient for our targeted consignors and bidders. In 2011, we conducted 39 auctions at 20 leased sites. In 2011, leased-site auctions accounted for approximately 44% of our aggregate gross auction proceeds. The leased sites we utilize for our auctions are selected based on location and access by way of major interstate highways and thoroughfares. The leased-site auction locations we select also have significant paved surface area and are able to accommodate our mobile auction units and facilities. The leases for our leased-site auction locations are short-term leases, in some cases as short as a few days.

To the extent practicable, our TMG Reverse Logistics operating division may in the future use the facilities described above to liquidate our surplus and returned consumer goods at auction. We conduct our liquidation, back-office support and regional corporate support activities from the following locations, all of which we lease:

Location (City, State)	Warehouse Space	Office Space	Expiration of Current Lease Term
	(square feet)
Austin, Texas	96,000	12,000	December 2018	(1)
Foothill Ranch, California	25,000	7,000	March 2013	(2)
Massillon, Ohio (4330 Sterilite Street, S.E.)	50,000	1,700	August 2015	(3)
Massillon, Ohio (4360 Sterilite Street, S.E.)	50,000	1,700	August 2015	(3)
Massillon, Ohio (1070 1st Street, N.E.)	3,400	1,700	August 2015	(3)

(1)	The base rent increases at a rate of $0.02 per square foot per year.
(2)	Rent is approximately $21,500 per month.
(3)	In connection with closing the Combination with International Enterprises, we will enter into a three-year lease with three five-year renewal options thereafter. The annual increase of $0.10 per square foot will be applied for every year we extend the lease beyond its initial three-year term. The lessor may terminate the lease after the initial three-year term by providing us with one year prior notice of the termination.

In addition to our operating facilities, we also lease office space in Houston, Texas, which serves as our corporate headquarters. Our lease for this office space expires in September 2012 and we will seek new, larger office space as soon as practicable after consummation of this offering.

Intellectual Property and Technical Infrastructure

We regard our intellectual property, particularly our reverse logistics software, auction platform, domain names, copyrights and trade secrets, as important contributors to our success. We rely on a combination of contractual restrictions and common law copyright and trade secret laws to protect our proprietary rights, know-how, information and technology. These contractual restrictions include confidentiality and non-compete provisions. We generally enter into agreements containing these provisions with our employees, contractors and third parties with whom we have strategic relationships. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without our authorization. We currently are the registered owners of several Internet domain names, including www.taylorandmartin.com, www.TMILive.com®, www.deancoauction.com, www.intlenterprises.com, www.seguedirect.com, www.imagemicrosystems.com, www.bidbuynow.com and www.reverselogistics.com. We pursue the registration of our trademarks in the United States and internationally.

Our technology platform and websites are built and generated using a combination of proprietary and third-party software as well as hardware from established technology vendors. We rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future.

Our development team works closely with our sales and operations teams to develop applications and technologies that can be used across our businesses to increase the scalability of our operations, add functionality to improve the experience of our customers in our marketplaces, and increase the efficiency of our operations and sales personnel.

See “Risk Factors—Risks Related to Our Company—Assertions that we infringe on intellectual property rights of others could result in significant costs and substantially harm our business and operating results,” “Risk Factors—Risks Related to Our Company—Our Internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors” and “Risk Factors—Risks Related to Our Company—The availability and performance of our internal technology infrastructure are critical to our business.”

Competition

The auction and reverse logistics businesses are highly fragmented, competitive and growing rapidly. We currently compete with:

•

other physical site and online auction and liquidation companies, such as GAT Trading, Genco Marketplace, Gordon Brothers, Great American Group, Inc., Liquidity Services, Inc., Manheim Auctions, Inc., Ritchie Bros. Auctioneers Incorporated, Truck Centers, Inc., and WWA Group, Inc., among others;

•	non-auction and non-liquidation company competitors such as equipment manufacturers, distributors and dealers, equipment rental companies, charities, flea markets and factory outlets;

•	e-commerce providers, such as Amazon and eBay, among others; and

•	traditional liquidators and physical site auctioneers.

We expect our market to become even more competitive as traditional and online liquidators and auctioneers continue to develop online and offline services for disposition, redeployment and remarketing of capital assets and surplus and returned consumer goods.

Many of our competitors in the reverse logistics services industry focus on particular facets of the reverse logistic process rather than providing full reverse supply chain logistics. Competition within all facets of the reverse logistics supply chain is intense with a few large and numerous smaller companies. We also compete with major retailers and OEMs that have developed their own internal reverse logistics processes. Competition within the reverse logistics industry is based on service, price, supply of product, speed and accuracy of delivery and receipt of customer goods, depth of technical know-how in respect of surplus and returned electronic consumer goods, and the ability to tailor specific solutions to customer needs. Freight cost is a major expense component affecting the reverse logistics industry and those operators that have warehouses and other facilities in strategic locations have a distinct competitive advantage.

See “Risk Factors—Risks Related to Our Company—Competition in our core markets could result in reductions in our future revenues and profitability.”

Employees

As of December 31, 2011, we employed approximately 325 full-time employees, of which approximately 90 were associated with our TMG Auction Services and approximately 245 were associated with our TMG Reverse Logistics.

The full-time employees of our TMG Auction Services operating division consist of approximately 60 sales personnel and 30 administrative and managerial personnel. The full-time employees of our TMG Reverse Logistics operating division consist of approximately 180 warehouse personnel and 65 sales, administrative and managerial personnel.

We believe that our relations with our employees are good. We have never had a work stoppage, and none of our employees is represented under a collective bargaining agreement or by a union.

Many of the Partner Companies have 401(k), profit sharing and other employment benefit plans. We will evaluate whether to continue existing employee benefit plans or provide new employee benefit plans.

Legal Proceedings

We are not currently party to any material legal proceedings. From time to time, we may be named as a defendant in legal actions arising from our normal business activities. We believe that we have obtained adequate insurance coverage or rights to indemnification in connection with potential legal proceedings that may arise.

Emerging Growth Company

Since we have less than $1 billion in annual revenues and will first sell our securities in a registered offering after December 8, 2011, we are an emerging growth company under the Jumpstart Our Business Startups Act of 2012. As such, our auditors will not be required to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. Additionally, we will not be required to hold a stockholder vote on executive compensation, including golden parachutes, disclose executive compensation information for up to five officers, present a compensation discussion and analysis, or disclose a comparison of executive compensation to company performance or a ratio of chief executive officer to company pay. Finally, we will not be required to comply with any financial accounting standard until such standard is generally applicable to companies that are not “issuers” under the Sarbanes-Oxley Act or comply with any rules requiring mandatory audit firm rotation and auditor discussion and analysis that may be adopted in the future.

We will cease to qualify as an emerging growth company upon the earliest of (a) the end of the fiscal year in which our revenues exceed $1 billion, (b) the end of our fiscal year ending December 31, 2017, (c) the date on which we have issued more than $1 billion in non-convertible debt in any three-year period or (d) the date we become a “large accelerated filer” (which currently includes seasoned issuers with a worldwide public float of $700 million or more).

See “Risk Factors—Risks Related to This Offering and Our Common Stock—We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

66

COMBINATIONS AND REORGANIZATION

Partner Companies

Taylor & Martin Group, Inc. was recently incorporated in Delaware to effect the Combinations, which will close concurrently with this offering and will combine the following long-established companies:

•

Taylor & Martin Enterprises was founded in 1935 in Nebraska and is one of the nation’s leading full-service auction companies for transportation and agricultural capital assets and one of the largest appraisers of these types of assets in the United States. For the year ended December 31, 2011 Taylor & Martin Enterprises conducted 50 live auctions in 12 states and sold approximately 13,300 trucks, trailers and pieces of agricultural equipment with GAP of approximately $166 million. For the year ended December 31, 2011 Taylor & Martin Enterprises also appraised 545,000 pieces of equipment with an aggregate appraisal value of approximately $5.9 billion.

•

Deanco Auction was founded in 1992 in Alabama and has grown into a full-service auction company for agricultural and industrial assets as well as automobiles. For the year ended December 31, 2011, Deanco Auction conducted 60 auctions in 2 states and sold approximately 16,300 pieces of equipment with GAP of approximately $97 million.

•

International Enterprises was founded in 1982 in Ohio and has become one of the largest liquidation companies in the United States specializing in the liquidation of surplus and returned hardlines and softlines. For the year ended December 31, 2011 International Enterprises conducted approximately 4,700 discrete sales with approximately 360 different buyers and had GMV of approximately $35 million.

•

An affiliated predecessor of Image Microsystems was organized in California in 1992. Since then, Image Microsystems has become one of the leading providers of reconditioning and recycling solutions for surplus and returned electronic consumer goods. It has also developed proprietary reverse logistics software that enables complete reconciliation of goods returned from the consumer to final disposition of each particular good. For the year ended December 31, 2011 Image Microsystems conducted approximately 8,300 discrete sales with approximately 80 different buyers and had GMV of approximately $8 million.

•

Segue Corporation was founded in 1983 in California and has become a leading provider of design and management of recovery solutions serving OEMs, major retailers and distributors of electronic consumer goods. For the year ended December 31, 2011 Segue Corporation conducted approximately 1,000 discrete sales with approximately 100 different buyers and had GMV of approximately $8 million.

Prospective Partner Company

Taylor & Martin Group, Inc. is currently negotiating the terms of a definitive combination agreement with the stockholders of an additional partner company to potentially be added to the Combinations. While there is no assurance that a definitive agreement will be concluded on the following terms or at all, it is expected that any such agreement will be similar to the combination agreements entered into with the Partner Companies. The consideration to be paid by Taylor & Martin Group, Inc. to the stockholders of the prospective partner company is expected to be approximately $42 million, subject to certain customary post-closing adjustments, of which approximately two thirds is expected to be paid in cash and one third is expected to be paid in shares of our common stock. If a definitive combination agreement is signed, inclusion of the prospective partner company in the Combinations is expected to be conditioned on satisfactory completion of the audit of the prospective partner company’s financial statements. Satisfactory completion of the audit is expected to be determined in the sole and absolute discretion of Taylor & Martin Group, Inc. If a definitive combination agreement is signed, prior to making its first public filing of the registration statement of which this prospectus forms a part, Taylor & Martin Group, Inc. will deliver notice to the stockholders of the prospective partner company requesting delivery of such satisfactory audited financial statements and the associated, unqualified audit opinion. If such satisfactory audited financial statements and the associated unqualified audit opinion are not delivered to Taylor & Martin Group, Inc. by the close of business on the fifth day following such notice, any definitive agreement will automatically, without any further action by any party thereto, terminate and be of no force or effect to the same extent as if the definitive agreement had never been executed. The termination of any definitive agreement will be without penalty to any party thereto. Because we have not entered into a definitive agreement and due to the expected conditionality of any definitive agreement, no disclosure regarding the identity or operations of this additional prospective partner company are included in the confidential submission to the SEC of which this prospectus forms a part.

Consideration to be Paid to Partner Company Stockholders and Certain Employees and Consultants

Taylor & Martin Group, Inc. has entered into definitive agreements to acquire each of the Partner Companies. The aggregate consideration to be paid by Taylor & Martin Group, Inc. to stockholders of the Partner Companies in the Combinations consists of approximately $112.9 million in cash and approximately $58.7 million in our common stock (or approximately                        shares of our common stock assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus)). We will also issue to the stockholders of Taylor & Martin Enterprises an additional 247,422 shares in connection with their combination agreement. In addition to shares issuable to Partner Company stockholders pursuant to the respective Combination Agreement, we will also issue shares of restricted stock upon the consummation of this offering to employees and consultants of the Partner Companies. Such restricted shares will be issued pursuant to our 2011 Omnibus Incentive Plan. All indebtedness of the Partner Companies is expected to be repaid out of cash that would otherwise be payable to the stockholders of the Partner Companies and we do not intend to assume any of the outstanding indebtedness of the Partner Companies.

The following table sets forth certain summary information relating to the Combinations, including the consideration payable. The consideration being paid by Taylor & Martin Group, Inc. in the Combinations was determined by arm’s length negotiations between representatives of Taylor & Martin Group, Inc. and each of the respective Partner Companies.

Partner Companies(1)	Number of Shares of Our Common Stock(2)		Gross Cash(3)	Anticipated Debt of Partner Company to be Discharged at Closing(4)		Net Cash Payable to Partner Company Stockholders
				(In thousands)
Taylor & Martin Enterprises		(5)	$30,950	$1,882		$29,068
Deanco Auction		(6)	16,000	5,603		10,397
International Enterprises	—		43,000	—	(10)	43,000
Image Microsystems		(7)(9)	18,000	202	(11)	17,798
Segue Corporation		(8)(9)	5,000	454		4,546

Total			$112,950	$8,141		$104,809

(1)	In each case represents the acquisition of all of the issued and outstanding equity interests of the respective Partner Company. In the case of Deanco, also represents the acquisition of $5.0 million in real estate directly from the stockholder of Deanco.
(2)	The calculation assumes an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). The amounts do not include shares of our common stock that will be issued in the Combinations as restricted stock pursuant to our 2011 Omnibus Incentive Plan, which are summarized in the immediately following table.
(3)	Amount does not include working capital adjustments, if any, that may be made at the closing of the Combinations.
(4)	Amount is based on balance sheets of the Partner Companies as of December 31, 2011. Each Partner Company’s combination agreement requires the Partner Company to certify to Taylor & Martin Group, Inc. at least ten business days prior to the closing of the Combinations the amount of indebtedness of such Partner Company. The cash consideration otherwise deliverable to a Partner Company will be reduced by the amount of indebtedness certified by such Partner Company and such cash will be used by Taylor & Martin Group, Inc. to repay the indebtedness and secure any lien releases.
(5)	The combination agreement provides that the number of our shares of common stock to be issued to the stockholders of Taylor & Martin Enterprises shall be calculated by dividing the initial public offering price into $19.7 million. The combination agreement for Taylor & Martin Enterprises also provides that the stockholders of Taylor & Martin Enterprises will receive 240,000 additional shares and the stockholders of Taylor & Martin Enterprises and an affiliated entity will receive 7,422 additional shares, in each case, regardless of the initial public offering price of our common stock.

(6)	The combination agreement provides that the number of our shares of common stock to be issued to the stockholders of Deanco Auction shall be calculated by dividing the initial public offering price into $16.0 million.
(7)	The combination agreement provides that the number of our shares of common stock to be issued to the stockholders of Image Microsystems shall be calculated by dividing the initial public offering price into $20.0 million.
(8)	The combination agreement provides that the number of our shares of common stock to be issued to the stockholders of Segue Corporation shall be calculated by dividing the initial public offering price into $3.0 million.
(9)	The combination agreements for each of Image Microsystems and Segue Corporation provide for a three-year earnout that is payable in shares of our common stock if certain performance hurdles are achieved. The earnout is measured and paid annually up to a maximum number of shares per year equal to $1.0 million for Segue Corporation and $2.0 million for Image Microsystems divided by the average of the daily volume-weighted average prices of our common stock on the New York Stock Exchange for the twenty consecutive trading days prior to and including the second trading day prior to December 31 of the year for which such earnout is measured.
(10)	International Enterprises has guaranteed the repayment of a $7.5 million bank line of credit of a company owned by International Enterprises’ stockholder. As of December 31, 2011, the outstanding balance of the line of credit was approximately $7.3 million. A release of International Enterprises from this guarantee will be obtained prior to closing the Combination with International Enterprises.
(11)	Prior to consummation of this offering, Image Microsystems, Inc. will contribute its asset recovery and depot repair operations to its wholly owned subsidiary, Image Microsystems Operating Company, LLC. See footnote 8 to the consolidated financial statements of Image Microsystems, Inc. included elsewhere in this prospectus. Taylor & Martin Group, Inc. will acquire all of the equity of Image Microsystems Operating Company, LLC. The amount reflected in this table does not include approximately $1.4 million of indebtedness as of December 31, 2011 that is attributable to business operations of Image Microsystems, Inc. that will not be acquired by Taylor & Martin Group, Inc. The business operations of Image Microsystems, Inc. that will be acquired by Taylor & Martin Group, Inc. will be acquired free of liens. If liens on the acquired assets cannot be obtained without repayment of the approximately $1.4 million of indebtedness, the indebtedness will be repaid from the cash that would otherwise be payable to the stockholder.

The following table sets forth the shares our common stock that will be issued to employees of the Partner Companies as restricted stock pursuant to our 2011 Omnibus Incentive Plan. For information on shares of our common stock issuable to our executive officers, see “Executive Compensation—Employment Agreements with Named Executive Officers.”

Partner Companies	Number of Restricted Shares of Our Common Stock(1)
Taylor & Martin Enterprises		(2)
Deanco Auction	—
International Enterprises		(3)
Image Microsystems		(4)
Segue Corporation	—

Total

(1)	The calculation assumes an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus).
(2)	Includes 400,000 shares issuable pursuant to the combination agreement and 660,000 shares issuable pursuant to employment agreements, in each case, as restricted stock pursuant to our 2011 Omnibus Incentive Plan. Of the forgoing 660,000 shares issuable pursuant to employment agreements, 200,000 shares will be issued to Mark Fort. The restrictions on all shares issued under the 2011 Omnibus Incentive Plan lapse in equal parts over five years. With certain exceptions, a recipient forfeits the shares for which the restrictions have not lapsed if such recipient ceases to be our employee.

(3)	No shares of our common stock are issuable in connection with the acquisition of International Enterprises. However, a consulting agreement with the sole stockholder of International Enterprises provides that such stockholder shall receive shares of our restricted stock in exchange for consulting services, the restrictions on which lapse 40%, 30% and 30% six months, 12 months and 18 months, respectively, from the date this offering is consummated. The number of our restricted shares to be issued in connection with the consulting agreement is calculated by dividing the initial public offering price into $2.0 million. The amount also includes shares issuable pursuant to employment agreements with employees of International Enterprises as restricted stock pursuant to our 2011 Omnibus Incentive Plan. The number of such shares to be issued will be calculated by dividing the initial public offering price into $1.25 million.
(4)	The amount includes shares issuable pursuant to an employment agreement with an employee of Image Microsystems as restricted stock pursuant to our 2011 Omnibus Incentive Plan. The number of such shares to be issued will be calculated by dividing the initial public offering price into $1.0 million.

TMG Founder Company is not party to a combination agreement. However, TMG Founder Company has entered into a merger agreement pursuant to which each share of TMG Founder Company common stock outstanding prior to the Reorganization will be exchanged for one share of Taylor & Martin Group, Inc. common stock in connection with the Reorganization. See “—Reorganization.”

Summary of the Terms of the Combination Agreements

Although the following summarizes the material terms of the combination agreements, it does not purport to be complete in all respects and is subject to, and qualified in its entirety by, the full text of the combination agreements, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference. Additionally, the following summary discusses the combination agreements in general terms as does not identify the instances where one combination agreement may differ from another. Other than the amount of consideration to be received, all of the combination agreements are substantially similar.

Timing of Closing

The Combinations will close concurrently with the consummation of this offering.

Representations and Warranties

Each combination agreement contains a number of customary representations and warranties made by Taylor & Martin Group, Inc. on the one hand and the respective Partner Company and its stockholder(s) on the other hand. These representations and warranties were made as of the date of the combination agreement or, in some cases, as of a date specified in the representation, and may be qualified by reference to knowledge, materiality or schedules to the combination agreement disclosing exceptions to the representations and warranties. The content of the representations and warranties reflects the results of arms’ length negotiations between the parties regarding their contractual rights. The descriptions of the provisions below are made for the purpose of describing the terms of the combination agreements and not as an affirmation of the accuracy of such representations and warranties.

Each party made representations to the other including, among others, representations concerning due organization; authority and approval; noncontravention; capital stock; transactions in capital stock; subsidairies; financial statements; liabilities and obligations; conformity with law; litigation; no violations of organizational documents; real property; contracts; and taxes.

Among other items, the Partner Companies and their stockholders made additional representations to Taylor & Martin Group, Inc. including, among others, representations concerning bonus shares; predecessor status; no prior spinoffs; accounts and notes receivable; permits and intangibles; environmental matters; personal property; significant customers; proprietary assets; certain business practices and regulations; insurance; compensation; organized labor matters; employee plans; compliance with ERISA; government contracts; computer hardware and software; absence of changes; deposit accounts; and no undisclosed liabilities.

The Partner Company stockholders receiving shares of our common stock in the Combination reviewed a draft of this prospectus and the registration statement of which this prospectus forms a part and reaffirmed their representations regarding their investment intent, investor sophistication and ability to bear the economic risk of an investment in Taylor & Martin Group, Inc. common stock.

Indemnification

Each party has agreed to indemnify, the “indemnifying party,” and hold harmless the other parties from losses resulting from a breach by the indemnifying party of its representations and warranties or covenants contained in the combination agreement. Losses for a breach of a representation and warranty generally may be indemnified if asserted prior to the 15th business day following the date we filed our Annual Report on Form 10-K for the year ended December 31, 2013, in some cases, or prior to the expiration of 18 months from the closing date, in other cases, except for breaches of tax representations, which may be asserted at any time prior to the expiration of the applicable statute of limitations.

Any Partner Company’s stockholder(s) who receive(s) our common stock in connection with a Combination may elect to elect to satisfy any indemnification obligations, in whole or in part, by delivering to us shares of our common stock having a value, as determined pursuant to the applicable combination agreement, equal to the amount of such indemnification obligation to be satisfied.

The obligation of the Partner Company stockholder(s) to indemnify us for breaches of representations and warranties is capped at 30% of the total value of the cash and stock consideration received by such stockholder, except for breaches of tax representations, recovery for which is not capped.

Noncompetition Agreement

Each of the combination agreements contains restrictions on the Partner Company stockholder(s)’ ability to compete with us or solicit our employees after the closing. The non-compete period is two years for some Partner Companies and five years for other Partner Companies. Additionally, several of these Partner Company stockholders will enter into employment agreements with non-compete and non-solicitation covenants.

Closing Conditions

The obligations of Taylor & Martin Group, Inc. and the Partner Company and its stockholder(s) to complete a particular Combination are subject to the satisfaction of conditions including, among others:

•	the material accuracy as of closing of the representations and warranties made by both Taylor & Martin Group, Inc. and the Partner Company and its stockholder(s) in the combination agreement;

•

material compliance with or performance of the covenants and agreements of each of Taylor & Martin Group, Inc. and the Partner Company and its stockholder(s) to be complied with or performed on or prior to closing;

•

all actions, proceedings, instruments and documents required to carry out the Combination or incidental thereto and all other related legal matters shall be reasonably satisfactory to the parties and their counsel;

•	no action or proceeding by or before any government authority shall have been instituted or threatened to restrain or prohibit the consummation of the Combination;

•	the other party shall not have sustained a material adverse change;

•	the offering contemplated by this prospectus shall have closed;

•	in some cases, entry into new real estate lease agreements or acquisition of real estate; and

•	shares of our common stock shall have been admitted to listing on the New York Stock Exchange.

The obligations of the Partner Company and its stockholder(s) to complete the Combination are subject to the satisfaction of additional conditions, including, among others, the closing of each other Combination shall have occurred or occur contemporaneously with the closing of the Combination and the Partner Company stockholder(s) who will receive our common stock must reaffirm in writing their investment representations after their review of this prospectus. See “—Representations and Warranties.”

The obligations of Taylor & Martin Group, Inc. to complete the Combination are subject to the satisfaction of additional conditions, including, among others, entry into employment agreements with certain key personnel of the respective Partner Company.

Termination of the Combination Agreements

Each agreement relating to a Combination may be terminated, under certain circumstances, prior to the closing of this offering, including:

•	by the mutual consent of Taylor & Martin Group, Inc. and the Partner Company;

•	by either Taylor & Martin Group, Inc. or the Partner Company if this offering and the Combination with the Partner Company is not closed by November 30, 2012;

•

by either Taylor & Martin Group, Inc. or the Partner Company if the schedules to the combination agreement are amended by the other party to reflect a material adverse change with respect to such other party; or

•

by either Taylor & Martin Group, Inc. or the Partner Company if a material breach or default under the combination agreement by the other party occurs and is not cured within a thirty-day cure period or waived by the non-breaching or non-defaulting party.

No assurance can be given that the conditions to the closing of all the Combinations will be satisfied or waived or that all or any of the Combinations will close.

Lock-Up Agreement

Each of the combination agreements, except for the combination agreement with International Enterprises, whose stockholder will receive all cash consideration, contains restrictions on the Partner Company stockholder(s)’ ability to transfer the shares of our common stock they receive in the Combination. These restrictions expire on the first anniversary of the closing and the consummation of this offering.

Registration Rights

Each of the combination agreements, except for the combination agreement with International Enterprises, whose stockholder will receive all cash consideration, provides registration rights to the Partner Company stockholder(s).

At any time after the first anniversary of the closing, whenever we propose to register our common stock, other than registrations in connection with a shelf registration statement, an acquisition or employee benefit plans, we must provide notice of the registration to the Partner Company stockholder(s). The Partner Company stockholder(s) shall be entitled to include the shares it received in connection with the Combination in the registration unless the registration is in connection with an underwritten offering and we are advised by the underwriters that including in the registration the number of shares that the Partner Company stockholder(s) has requested will adversely affect the contemplated offering. If such determination is made, the Partner Company stockholder(s)’ shares to be included in the registration will be reduced pro rata.

Additionally, at any time after the first anniversary of the closing, the following groups of holders may demand that we register their shares:

•	the holders of a majority of the aggregate shares issued to all the stockholders of the Partner Companies at the closing; or

•	the holders of a majority of the shares issued to the stockholder(s) of an individual Partner Company;

in each case, which shares have not been previously registered or sold and which shares are not eligible for sale under Rule 144 promulgated under the Securities Act without regard to volume limitations. We may defer a registration request for 30 days for any reason or for 90 days to the extent that we were formulating plans to file a registration statement within 60 days of the demand request and we continue to diligently pursue such registration.

We have agreed to indemnify the Partner Company stockholders selling in any such offering against certain liabilities under the U.S. federal securities laws or to contribute to payments that they may be required to make in respect of those liabilities.

See “Reorganization” below for a description of registration rights that will be held by the current stockholders of TMG Founder Company following the completion of this offering.

Reorganization

Taylor & Martin Group, Inc. entered into an agreement of merger with a specially-formed wholly owned subsidiary and TMG Founder Company. The agreement of merger provides that prior to the consummation of this offering, Taylor & Martin Group, Inc.’s wholly owned subsidiary will be merged with and into TMG Founder Company, resulting in TMG Founder Company becoming a wholly owned subsidiary of Taylor & Martin Group, Inc. and the stockholders of TMG Founder Company receiving one share of Taylor & Martin Group, Inc.’s common stock for each share of TMG Founder Company common stock held by them.

The Reorganization (and certain Combinations) were intended to be structured to qualify simultaneously as non-taxable reorganizations under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), as well as non-taxable exchanges under Section 351 of the Code to the extent shares of our common stock are issued in connection therewith. However, the failure of the Reorganization (and certain Combinations) to qualify as tax-free transactions under the Code would not affect the U.S. federal income tax consequences to prospective holders of our common stock. See “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders.”

Pursuant to the agreement of merger, following the consummation of this initial public offering the current stockholders of TMG Founder Company will have substantially the same rights to have their shares of our common stock included in a registration of our common stock as held by the stockholders of the Partner Companies described above under “Summary of the Terms of the Combination Agreements—Registration Rights.” Additionally, a majority of the aggregate shares acquired by (i) the current stockholders of TMG Founder Company and (ii) the stockholders of the Partner Companies will have the right to demand registration of their shares as described above under “Summary of the Terms of the Combination Agreements—Registration Rights.” We have agreed to indemnify the TMG Founder Company stockholders selling in any such offering against certain liabilities under the U.S. federal securities laws or to contribute to payments that they may be required to make in respect of those liabilities.

The following will be the ownership of Taylor & Martin Group, Inc. immediately after giving effect to the Reorganization (but before giving effect to the 1-for- reverse stock split) and immediately prior to the consummation of this offering:

Name	Number of Shares
SABA Group, LLC	24,371,000
Mark E. Fort	400,000
Frank Bango	40,000
Michael R. Suldo	40,000
Others (3 people)	150,000

Total	25,001,000

MANAGEMENT

Directors and Named Executive Officers

The following table sets forth information regarding our directors and named executive officers as of May 10, 2012. There are no family relationships among any of our directors or named executive officers:

Name	Age	Positions
Rod K. Cutsinger	69	Chairman of the Board (Director, Class I), President and Chief Executive Officer
Lloyd D. George	55	Vice President, Chief Financial Officer, Treasurer and Secretary
Frank Bango	63	Director, Class I (Lead Director)
James L. Kent	57	Director, Class II
James L. Persky	63	Director, Class II
Michael R. Suldo	66	Director, Class III
Jerry Davis	62	Vice President of Taylor & Martin Group, Inc.; Vice Chairman of TMG Reverse Logistics, LLC
Mark E. Fort	57	Vice President of Taylor & Martin Group, Inc.; President and Chief Executive Officer of TMG Auction Services, LLC
Curtis Greve	50	Vice President of Taylor & Martin Group, Inc.; President and Chief Executive Officer of TMG Reverse Logistics, LLC

Set forth below is the description of the backgrounds of our directors and named executive officers.

Rod K. Cutsinger is the founder of Taylor & Martin Group, Inc. and has been its Chairman, President and Chief Executive Officer since its formation in November of 2011. Mr. Cutsinger has been the Chief Executive Officer and majority stakeholder of our sponsor, SABA Group, LLC, since its formation in January of 2009. For more than three years prior to that time, Mr. Cutsinger managed his personal investments. Mr. Cutsinger, through our sponsor, developed TMG’s initial combination strategy and negotiated the definitive combination agreements with the Partner Companies. In late 1996 Mr. Cutsinger founded Worldpages by combining six primarily family-owned companies and conducted a $112 million initial public offering in February 1998. Worldpages became one of the largest publicly owned, independent Yellow Page companies in the United States. Mr. Cutsinger founded American Funeral Services, Inc., a publicly held death care company headquartered in Houston, Texas, which was acquired by Service Corporation International in 1992. In early 1983 Mr. Cutsinger founded Advanced Telecommunications Corporation (“ATC”) and by the end of that year ATC had acquired six companies and completed an initial public offering. Mr. Cutsinger was determined to be qualified to serve as our director because of his experience consolidating businesses in fragmented industries such as ours and his experience developing and managing a direct sales force.

Lloyd D. George has served as the Vice President, Chief Financial Officer, Treasurer and Secretary of Taylor & Martin Group, Inc. since its formation in November of 2011. Prior to that time, Mr. George held various positions of responsibility with Wal-Mart Stores, Inc., serving as regional director of business development for Walmart Asia from 2010 to 2011, regional director of internal audit from 2009 to 2010, Chief Financial Officer for Trust-mart Stores (Walmart retail acquisition based in Shanghai, China) from 2007 to 2009, and regional Chief Financial Officer of Walmart Asia and Walmart Europe from 2004 to 2007. From 2003 to 2004 he served as the divisional Chief Financial Officer of Kellwood Company, an apparel manufacturer. Mr. George started his career with KPMG as a certified public accountant, spending 10 years in public accounting domestically in the US and in Korea servicing large global companies, start-up operations and foreign-invested operations of US and European parents.

Frank Bango has served as our director since May 4, 2012 and as our lead director since May 8, 2012. Mr. Bango also presently serves as Senior Managing Director for Service Corporation International, the largest death care provider in the world. During his tenure with Service Corporation International Mr. Bango has also held international managerial positions for businesses in both Europe and Latin America. Mr. Bango has served with Service Corporation International for more than 20 years. Prior to joining Service Corporation International, Mr. Bango was Senior Vice President and Director of American Funeral Services. Before that, he was Vice President of Operations for Trafalger Developers of Florida, a wholly owned subsidiary of General Electric. He has also held various positions in the construction and real estate industry both in Florida and South America. Mr. Bango is a graduate of the University of Florida School of Architecture and holds a Bachelor’s Degree in Building Construction. Throughout his career, Mr. Bango has displayed leadership skills, operational expertise, business judgment and the ability to develop and manage a direct sales force, including over 900 salespeople that report to Mr. Bango at Service Corporation International, and for these reasons we believe Mr. Bango is qualified to serve on our board of directors.

James L. Kent has served as our director since May 4, 2012. Currently Mr. Kent is also serving as the Executive Vice President of Administration at McLane Company Inc., a portfolio company of Berkshire Hathaway, Inc. that provides grocery and foodservice supply chain services and solutions for retailers, convenience stores, drug stores, and restaurants throughout the United States. He has been with McLane Company Inc. since 1992 where he began as a Vice President and Director of Logistics, supporting, among other things, the field operations for distribution, warehousing, and transportation. Prior to joining McLane Company Inc., Mr. Kent worked for eight years at Wal-Mart Stores, Inc., where he held a variety of management positions, including Vice President of Transportation where he was responsible for one of the largest private commercial truck fleets in the world. Before joining Wal-Mart, he worked as an auditor at J.C. Penny Company from 1970 to 1984. Mr. Kent holds a B.A. in Accounting and Business Administration from Eastern Washington University. He is a Certified Public Accountant as well as a Certified Internal Auditor. Mr. Kent has over 20 years of executive experience, managing the accounting and transportation divisions of large distribution companies, and for these reasons we believe Mr. Kent is qualified to serve on our board of directors.

James L. Persky has served as our director since May 4, 2012. Since April 2008, Mr. Persky has managed his personal investments. He served as a director of Superior Offshore International, Inc. from April 2007 to April 2008. While on the board of Superior Offshore International, Inc. Mr. Persky served as Chairman of the Audit Committee and as a member of the Compensation Committee. He also served as non-executive Chairman of the Board for the latter half of his tenure there. Mr. Persky was the Vice President and Chief Financial Officer of Luminex Corporation from 1998 to 2001. Mr. Persky was a key participant in taking Luminex public in 2000 and helped develop the financial and investor relations functions to support a publicly traded company. Before that, he held various executive level positions at Southdown, Inc. from 1985 to 1997. From 1980 to 1984, Mr. Persky worked as an assistant controller and later as a controller of Enstar Corporation. Mr. Persky began his career in 1971 as an accountant at Shell Oil Co. in an exploration and production regional office. Prior to leaving Shell in 1979, he fulfilled various roles and supervisory assignments in accounting, financial analysis, internal auditing, accounting research and policy, and treasury. Mr. Persky earned a Master of Science in Accounting from the University of Houston in 1983 and a Bachelor of Business Administration from the University of Texas in 1971. He is a Certified Public Accountant. He is a highly experienced business and financial executive with a proven track record over a thirty-year professional career, and for these reasons we believe he is qualified to serve on our board of directors.

Michael R. Suldo has been our director since May 4, 2012. Mr. Suldo is also currently a Key Segment Specialist for oil and gas at Bell Helicopter Company where he assists Bell Helicopter’s regional marketing managers in targeting significant prospective global customers and decision makers in the industry. Before this, Mr. Suldo was the President of his own consulting company, Safeflight, from October 2008 to July 2011. Safeflight advised global helicopter manufacturers and suppliers. Mr. Suldo served on the Board of Directors of the Helicopter Association International, a large International Trade Organization starting in February, 2005, and was the Vice Chairman and then Chairman of the Board from July 2006 to July 2008. From March, 2001 to October, 2008, he was the Senior Vice President for the Western Hemisphere of the Bristow Group, the world’s largest helicopter operator, and concurrently, President of Air Logistics, a subsidiary company. He was also the Vice President of Marketing for Petroleum Helicopters Inc., the leading oil and gas operator in the Gulf of Mexico, from February, 1999, to March, 2001. He served in the United States Navy for 20 years where he retired as a Commander. Mr. Suldo earned a B.S. in Geology from the University of South Florida, a master’s degree in National Security and Strategic Studies from the Naval Postgraduate School and a Master’s degree in International Relations from The Naval War College. Mr. Suldo has extensive business experience and expertise in managing marketing processes globally and developing customers, and for these reasons, we believe Mr. Suldo is qualified to serve on our board of directors.

Jerry Davis has served as a Vice President of Taylor & Martin Group, Inc. and the Vice Chairman of TMG Reverse Logistics, LLC since November 2011. Previously, Mr. Davis served as a Principal of Greve Davis Consulting, a recognized leader in reverse logistics consulting, from June 2011 to November 2011. Mr. Davis served as the Vice Chairman of Genco Logistics, a prominent reverse logistics company in the United States from January 1989 to October 2003. Mr. Davis served as the President of the OK Grocery Company, a wholesale grocery company, from June 1976 to November 1988. Mr. Davis is a reverse logistics and supply chain expert with over forty years of experience and is recognized as a leader in reverse logistics, liquidation, and a variety of industries and disciplines.

Mark E. Fort has served as a Vice President of Taylor & Martin Group, Inc. and President and Chief Executive Officer of TMG Auction Services, LLC, since November 2011. Concurrently, since April 2007, Mr. Fort has served as the Chief Executive Officer and Chairman of the Board of one of our Partner Companies, Taylor & Martin Enterprises, Inc. Before being appointed Chief Executive Officer, Mr. Fort served Taylor & Martin Enterprises, Inc., as the Senior Executive Vice President, a position he held since July 1998. In September 2000, Mr. Fort became a principal and partner of Taylor & Martin Enterprises, Inc. Prior to joining Taylor & Martin Enterprises, Inc., Mr. Fort had a 20-year career as a commissioned officer in the United States Marine Corps, where he received significant training and experience in operational planning, strategic analysis, economy of management, and cost-effective resource utilization.

Curtis Greve has served as a Vice President of Taylor & Martin Group, Inc. and the Chief Executive Officer of TMG Reverse Logistics, LLC since November 2011. Since 2008, Mr. Greve has been a Principal and executive officer of Greve Davis Consulting, a recognized leader in reverse logistics consulting. Previously, Mr. Greve served as President of Reverse Logistics for Genco Logistics. Mr. Greve worked for Genco from 1994 to 2008. As President Genco Logistics he was responsible for all reverse logistics services, including operations, systems, and customer relations. From 1989 to 1994 Mr. Greve was responsible for Wal-Mart’s reverse logistics services. For over 25 years Mr. Greve has worked with retailers, OEMs, and liquidators to help them improve reverse logistics processes and recovery rates on their surplus and returned goods. Mr. Greve is recognized as a leader in reverse logistics, liquidation, and a variety of industries and disciplines.

Board of Directors

Our board of directors is currently comprised of five directors, all of whom but Mr. Cutsinger, our Chairman and Chief Executive Officer, qualify as “independent” directors.

Our amended and restated certificate of incorporation and bylaws provide that our board of directors shall be divided into three classes, with each director serving for a staggered three-year term. The three classes of our board of directors are as follows:

•	Class I directors will be Messrs. Cutsinger and Bango, and their terms will expire at our annual meeting of stockholders held in 2013;

•	Class II directors will be Messrs. Kent and Persky, and their terms will expire at our annual meeting of stockholders held in 2014; and

•	Class III director will be Mr. Suldo, and his term will expire at our annual meeting of stockholders held in 2015.

At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Each such director shall hold office until his or her successor is elected and qualified or until the earlier of his or her death, resignation, or removal.

The authorized number of directors will be fixed from time to time exclusively by resolution of the majority of our board (without giving effect to any vacancies). Any vacancies and new directorships on the board may be filled exclusively by the affirmative vote of a majority of the remaining directors then in office. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Any director may be removed from office only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of all classes of stock entitled to vote at the election of directors voting together as a single class.

Committees of the Board of Directors

Upon the conclusion of this offering, we intend to have an audit committee, an executive compensation committee and a directors and corporate governance committee of our board of directors. We may have such other committees as our board of directors shall determine from time to time. We anticipate that each of the standing committees of our board of directors will have the composition and responsibilities described below.

Audit Committee

Prior to the completion of this offering we will establish an audit committee composed entirely of independent directors (as independence is defined in the current listing standards of the NYSE and the rules of the SEC). We expect that each member of our audit committee will be able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flows statements.

Our audit committee will oversee, review, act on and report to our board of directors on various auditing and accounting matters, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to our independent accountants, the performance of our independent accountants and our accounting practices. In addition, our audit committee will oversee our compliance programs related to legal and regulatory requirements and will be responsible for reviewing and evaluating related party transactions as described in “Certain Relationships and Related Party Transactions – Procedures for Approval of Related Party Transactions.” Upon formation of our audit committee, we expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards.

Executive Compensation Committee

Prior to the completion of this offering we will establish an executive compensation committee composed entirely of independent directors (as independence is defined in the current listing standards of the NYSE). We expect that each member of our executive compensation committee will be a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended, or “Exchange Act.”

Our executive compensation committee will determine our general compensation policies and the compensation provided to our directors and officers. Our executive compensation committee will also review and determine bonuses for our officers and other employees. In addition, our executive compensation committee will review and determine equity-based compensation for our directors, officers, employees and consultants and administer our stock incentive plans, including our 2011 Omnibus Incentive Plan.

Directors and Corporate Governance Committee

Prior to the completion of this offering we will establish a directors and corporate governance committee composed entirely of independent directors (as independence is defined in the current listing standards of the NYSE).

Our directors and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board. In addition, our directors and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board concerning corporate governance matters.

Compensation Committee Interlocks and Insider Participation

The directors we appoint to serve on the executive compensation committee will not then be and will not at any time have been one of our employees. None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE on or prior to the completion of this offering. Any waiver of this code may be made only by our board of directors and will be promptly disclosed on our website and otherwise as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Our code of business conduct and ethics will be available on our corporate website at www.TaylorandMartin.com on or prior to the completion of this offering.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE on or prior to the completion of this offering. Our code of corporate governance guidelines will be available on our corporate website at www.TaylorandMartin.com on or prior to the completion of this offering.

Summary of Non-Employee Director Compensation

The following summarizes the compensation policy for our non-employee directors. Our non-employee director compensation policy is subject to periodic review by our executive compensation committee.

Our board of directors has implemented a compensation policy applicable to all of our non-employee directors, which provides all non-employee directors the following compensation for board and committee services:

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an award of $300,000 of our restricted stock issuable pursuant to our 2011 Omnibus Incentive Plan and issued when the director is elected or, except as provided below, reelected to our board, with the first award to be made upon consummation of this offering at the initial public offering price and subsequent awards to be made based on the fair market value of our common stock at the time of the awards;

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forfeiture restrictions on all awards will lapse in equal one-third increments at each succeeding annual meeting of our stockholders following a director’s election to the board as long as the recipient remains a director at the time of the lapse;

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if reelected as directors at the 2013 or 2014 annual meetings, respectively, Class I directors will receive an additional award of $100,000 that will be subject to forfeiture restrictions that lapse at the 2016 annual meeting; Class II directors will receive an additional award of $200,000 that will be subject to forfeiture restrictions that lapse in equal increments at the 2016 and 2017 annual meetings; and any other director who is elected to a class after the term of that class has already commenced will be treated similarly;

•	$1,000 in cash for each board or committee meeting attended in person or telephonically; and

•	$10,000 cash annual retainer for our lead director and for the chairman of each of our audit committee, executive compensation committee and directors and corporate governance committee.

Our directors will also be reimbursed for expenses incurred by them in attending board and committee meetings.

EXECUTIVE COMPENSATION

Taylor & Martin Group, Inc. was formed in November 2011. Taylor & Martin Group, Inc.’s operations have consisted exclusively of locating and negotiating with the Partner Companies, entering into the Combinations and conducting this offering. The Partner Companies have continued to operate subsequent to December 31, 2011, and prior to the consummation of this offering as separate, independent businesses. Currently, Taylor & Martin Group, Inc.’s management team consists of Mr. Cutsinger, its President and Chief Executive Officer, Mr. George, its Vice President, Chief Financial Officer, Treasurer and Secretary, Jerry Davis, its Vice President and the Vice Chairman of TMG Reverse Logistics, LLC, Mark E. Fort, its Vice President and President and Chief Executive Officer of TMG Auction Services, LLC, and Curtis Greve, its Vice President and President and Chief Executive Officer of TMG Reverse Logistics, LLC. In this prospectus, we refer to these five individuals as our “Named Executive Officers” or “NEOs.” Our NEOs have been serving Taylor & Martin Group, Inc. without compensation while overseeing our pre-combination activities. Mr. Fort, although he has not been compensated by Taylor & Martin Group, Inc. has been compensated by Taylor & Martin Enterprises as its President.

Upon consummation of this offering, our NEOs will receive cash and equity compensation as provided in their respective employment agreements. We discuss the employment agreements we have entered into with our NEOs below in “– Employment Agreements with Named Executive Officers.” Except for our employment agreement with Mr. Cutsinger, each of these agreements resulted from arm’s length negotiation with the respective executive. We believe that these employment packages were necessary in order to induce these individuals to join us and to strive to make our business plan a success.

We intend to form an executive compensation committee in connection with this offering. We expect that the executive compensation committee will continue the basic elements of compensation that are reflected in the executive employment contracts discussed below: base salary, annual incentive compensation and equity-based long-term incentive awards. As we engage additional executives, we expect that the executive compensation committee will further refine its objectives and philosophy with regard to executive compensation, with the goal of attracting and retaining skilled executives to implement our business plan.

Employment Agreements with Named Executive Officers

We have entered into an employment agreement with each of our NEOs. The following table summarizes the principal economic terms of the employment agreements with our NEOs

	Base Salary	Initial Cash Bonus	Initial Value / Number of Restricted Stock Award(1)
Rod K. Cutsinger,
Chairman, President and Chief Executive Officer	$175,000	$2,000,000	$2,500,000
Lloyd D. George,
Vice President, Chief Financial Officer, Treasurer and Secretary	175,000	250,000		(2)
Jerry Davis,
Vice President of Taylor & Martin Group, Inc.; Vice Chairman of TMG Reverse Logistics, LLC	175,000	250,000		(3)
Mark E. Fort, (4)
Vice President of Taylor & Martin Group, Inc.; President and Chief Executive Officer of TMG Auction Services, LLC	175,000	—	200,000 shares
Curtis Greve,
Vice President of Taylor & Martin Group, Inc.; President and Chief Executive Officer of TMG Reverse Logistics, LLC	$175,000	$250,000		(3)

(1)	The number of shares of our common stock issuable in connection with the restricted stock award will be equal to the quotient obtained by dividing the dollar amount indicated by the initial public offering price of our common stock.

(2)	The number of shares issuable in connection with the restricted stock award will be equal to 50,000 shares plus a number of shares of our common stock having a value of the greater of (i) $2,000,000, based on the price of our common stock reflected in this prospectus, and (ii) the product obtained by multiplying $200,000 by the number of months between November 1, 2011 and the last day of the month in which this offering is consummated.
(3)	The number of shares issuable in connection with the restricted stock award will be equal to 50,000 shares plus a number of shares of our common stock having a value of the greater of (i) $2,500,000, based on the price of our common stock reflected in this prospectus, and (ii) the sum of (y) $1,150,000 and (z) the product obtained by multiplying $150,000 by the number of months between November 1, 2011 and the last day of the month in which this offering is consummated.
(4)	Independent of his compensation as one of our executive officers, Mr. Fort will receive cash and shares of our common stock as a stockholder of Taylor & Martin Enterprises, one of our Partner Companies. See “Certain Relationships and Related Party Transactions—Related Party Transactions.”

Base Salary. Beginning on the first day of the month immediately following consummation of this offering, the NEO will receive a minimum annual base salary, which will be subject to review on an annual basis commencing in January 2013 and may be increased, but not decreased, in accordance with the procedures set forth by our board of directors or a committee designated by the board.

Initial Cash Bonus. Upon consummation of this offering, we will pay each of our NEOs a cash bonus other than Mr. Fort, who will receive cash as a stockholder of Taylor & Martin Enterprises, one of our Partner Companies. See “Certain Relationships and Related Party Transactions—Related Party Transactions.”

Incentive Compensation. Each of our NEOs will be eligible to receive annual incentive compensation as shall be determined and approved by the executive compensation committee in the form of a lump-sum cash payment or an equity or cash award pursuant to our 2011 Omnibus Incentive Plan (described below).

Restricted Stock Award. Upon consummation of this offering, each of our NEOs (other than Mr. Fort who will receive shares of our common stock as a stockholder of Taylor & Martin Enterprises, one of our Partner Companies (See “Certain Relationships and Related Party Transactions—Related Party Transactions”)) will be granted a number of shares of our common stock, based on the price of our common stock reflected in this prospectus. The award will be subject to forfeiture conditions that lapse at a rate of 20% each year, provided that the NEO remains employed by us on each such anniversary of the award.

Benefits and Perquisites. Each NEO will be entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our other executive officers.

Confidentiality and Non-Competition. Each NEO has agreed to maintain and protect the confidentiality of our information and trade secrets during or after his employment with us. Each NEO has also agreed not to solicit business from any of our customers or associated entities, or to solicit away any of our employees, during his employment and for two years after termination of his employment by us for cause or if he leaves without good reason.

Termination Payments. If we terminate the NEO’s employment at the expiration of the initial 5-year term or any automatic one-year extension thereafter, he will be entitled to a lump-sum payment of his annual salary as of the time of his termination, one year of continuation of his benefits and accelerated vesting of any equity awards that are outstanding at the time of such termination. If the NEO’s employment is terminated prior to expiration of the initial 5-year term or any one-year extension thereafter, other than by us for cause or by the NEO without good reason, he will be entitled to a lump-sum payment of his annual salary as of the time of his termination, one year of continuation of his benefits and accelerated vesting of any equity awards that are outstanding at the time of such termination. For this purpose, good reason is defined to include a material breach by us of his employment agreement after failure to cure such breach following 30 days’ notice, a material decrease in his base salary or in his duties and responsibilities, his required relocation to a site more than 25 miles from his current business address or a change of control of us.

Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End Table

Our NEOs were not compensated during 2011. However, upon consummation of this offering, our NEOs will receive cash and equity compensation as provided in their respective employment agreements. See “ – Employment Agreements with Named Executive Officers.” The only one of our NEOs who worked for one of the Partner Companies, Taylor & Martin Enterprises, during 2011 is Mr. Fort. Mr. Fort’s compensation at Taylor & Martin Enterprises during 2011 was approximately $237,000.

Taylor & Martin Group, Inc. 2011 Omnibus Incentive Plan

We have adopted the Taylor & Martin Group, Inc. 2011 Omnibus Incentive Plan (the “Plan”) which allows us to grant an array of equity-based awards to our NEOs, other employees, consultants, agents and other service providers and directors. The purpose of our Plan is to align the long-term financial interests of our employees, consultants, agents and other service providers and directors with those of our stockholders, to attract and retain such individuals by providing competitive compensation opportunities, and to incentivize significant contributions to our long-term performance and growth. The following summary of the material features of the Plan does not purport to be complete and is qualified in its entirety by reference to the specific language of our Plan. A copy of our Plan is attached as an exhibit to the registration statement of which this prospectus forms a part. The registration statement and the exhibits thereto are available on the SEC’s website at www.sec.gov.

Plan Term. The Plan will become effective on the later of the effectiveness of the registration statement of which this prospectus forms a part or the date our common stock is listed or approved for listing on the NYSE. The Plan will expire after ten years, unless prior to that date the maximum number of shares available for issuance under the Plan have been purchased or acquired or our board of directors terminates the Plan.

Authorized Shares. Subject to adjustment as described below, 4,500,000 shares of our common stock are available for awards to be granted under the Plan, of which 1,000,000 shares shall be available to be granted as incentive stock options. The foregoing aggregate number includes up to             shares of restricted stock, assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), that will be granted on the effective date of the Plan to our NEOs and certain of our employees who transition to us from a Partner Company and other consultants. Such shares of restricted stock will be subject to forfeiture conditions that will lapse with the passage of time, provided that the person is then employed by us. If such shares are forfeited, they will not return to the Plan and will not be available for future grants under the Plan. See “Combinations and Reorganization – Consideration to be Paid to Partner Company Stockholders and Certain Employees and Consultants.” The maximum number of shares of common stock that can be awarded to any individual as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, during any calendar year is 250,000. Awards that are forfeited (other than restricted stock granted on the effective date to employees who transition to us from a Partner Company), expire, are canceled or settled without issuance of shares of common stock will not count against the shares authorized for issuance under the Plan. Nonetheless, shares that are tendered in payment for the exercise of an option, withheld by us for tax withholding purposes, repurchased by us with option exercise proceeds or covered by a stock appreciation right will be counted against the aggregated number of common shares reserved for issuance under the Plan.

Adjustments. In the event of any change in the Company’s capital structure, including, but not limited to, a change in the number of shares of common stock outstanding on account of (i) any stock dividend, stock split, reverse stock split or any similar equity restructuring or (ii) any combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization, or divesture or any other similar event affecting the Company’s capital structure, to reflect such change in the Company’s capital structure, our board of directors or a committee designated by the board will make appropriate equitable adjustments to the maximum number of shares that may be issued under the Plan and to the maximum number of shares that may be granted to any single individual. In the event of any extraordinary dividend, divestiture or other distribution (other than ordinary cash dividends) of assets to stockholders, or any transaction or event described above, to the extent necessary to prevent the enlargement or diminution of the rights of Plan participants, our board of directors or committee, as applicable, will make appropriate equitable adjustments to the number or kind of shares subject to an outstanding award, the exercise price applicable to an outstanding award and/or any measure of performance that relates to an outstanding award, including any applicable performance criteria. Any adjustment to incentive stock options will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments will be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. With respect to awards subject to Section 409A of the Code, any adjustments will conform to the requirements of Section 409A of the Code. Furthermore, with respect to awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code, such adjustments will be made only to the extent that it is determined that such adjustments may be made without causing the Company to be denied a tax deduction on account of Section 162(m) of the Code. Our board of directors or committee, as applicable, may, in its discretion, decline to adjust any award, if it determines that such adjustment would violate applicable law or result in adverse tax consequences to the Plan participant or to the Company.

Administration. Our board of directors administers the Plan and may also designate a committee to administer the Plan. Our board of directors (or the designated committee) has authority to select individuals to whom awards are granted, determine the types of awards and terms and conditions of awards (including applicable vesting periods or performance criteria), and construe and interpret the Plan and awards. Our board of directors (or the designated committee) may accelerate or defer vesting or payments of awards, cancel or modify outstanding awards, or waive any conditions pertaining to any award, subject to compliance with Sections 409A and 162(m) of the Code. Our board of directors (or the designated committee) may adopt any administrative rules, regulations or procedures regarding the Plan or awards with the power to prescribe and modify the terms of any award agreement, correct any defect, supply any omission or clarify any inconsistency in the Plan or any award agreement. Any decision made in administering the Plan shall be final, binding and conclusive on all parties concerned, including the Company, its stockholders, subsidiaries and all Plan participants. We are prohibited from lowering the exercise price of stock options or stock appreciation rights without stockholder approval, unless such an adjustment would constitute an equitable adjustment as described above.

Types of Awards. The Plan provides for grants of stock options, stock appreciation rights, stock awards and cash awards.

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Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. Generally, the per share exercise price of a stock option will be determined by our board of directors (or the designated committee), but may not be less than the closing price of a share of our common stock on the grant date. No stock option will be exercisable more than ten years from the grant date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Code.

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Stock Appreciation Rights. A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of a specified number of shares of our common stock from the grant date.

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Stock Awards. A stock award is an award in the form of shares of our common stock, including, but not limited to, unrestricted common stock, restricted stock, deferred stock and stock units. Our board of directors (or the designated committee) will determine the terms, conditions and limitations applicable to any stock award, including vesting or other restrictions.

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Cash Awards. A cash award is an award denominated in cash. The maximum amount payable to an employee that is a “covered employee” for purposes of Section 162(m) of the Code in respect of a cash award for any annual performance period is $2.5 million.

Performance Awards/Criteria. Our Board of Directors (or the designated committee) may condition an award on the attainment of one or more performance goals and determine the terms, conditions and limitations applicable to any performance award. Performance awards that are intended to qualify as qualified performance-based compensation under Section 162(m) of the Code will be paid, vested or otherwise deliverable solely on the account of the attainment of one or more pre-established, objective performance goals, which will be based on any of the following:

(i) return on total stockholder equity; (ii) earnings per share of common stock; (iii) net income (before or after taxes); (iv) earnings before any or all of interest, taxes, minority interest, depreciation and amortization; (v) sales or revenues; (vi) return on assets, capital or investment; (vii) market share; (viii) cost reduction goals; (ix) implementation or completion of critical projects or processes; (x) cash flow; (xi) gross or net profit margin; (xii) achievement of strategic goals; (xiii) growth and/or performance of the Company’s sales force; (xiv) operating service levels; and (xv) any combination of, or a specified increase in, any of the foregoing.

The performance goals may be based upon the attainment of specified levels of performance under one or more of the measures described above relative to the performance of other entities.

Eligibility. Our employees and employees of any subsidiaries, consultants and non-employee directors are eligible to receive awards under the Plan, except that incentive stock options may only be granted to our employees.

Termination of Service and Change in Control. Upon a participant’s termination of service, any unexercised, unvested or unpaid awards will be treated as set forth in the applicable award agreement and, where the rights of a participant extend past the date of termination, except as otherwise determined by our board of directors (or the designated committee) or where prohibited by applicable law, all such rights will terminate and be forfeited if, subsequent to such termination, the participant engages in competition with the Company, breaches any duty to the Company or a subsidiary of the Company or engages in conduct that is materially injurious to the Company. Unless otherwise provided in an award agreement, in the event of a change in control where an award is not assumed or substituted in connection with the change of control or if the award is assumed or substituted and the participant’s employment or service is terminated without cause during the 24-month period following such change in control, the award will become fully vested and exercisable, any forfeiture conditions will lapse and any performance conditions imposed on such award will be deemed to have been achieved at target performance levels.

Our Plan generally defines a change of control to mean:

•	any person or group of persons other than SABA Group, LLC (our sponsor) becomes a beneficial owner of one-third or more of the combined voting power of our then outstanding securities;

•	any plan or proposal for the dissolution or liquidation of the Company is adopted by our stockholders;

•	the replacement of the majority of directors during any 12-month period (other than by directors approved by a majority of the remaining directors);

•	a sale, transfer or distribution of all or substantially all of the assets of the Company; or

•

a reorganization, merger, consolidation or other transaction where our stockholders prior to such transaction do not own more than 50% of the combined voting power of the Company after such transaction (provided that no change of control would occur at any time that SABA Group, LLC owns more than 50% of the combined voting power of the Company).

Amendment and Termination. Our board of directors may amend, suspend or terminate the Plan or any award at any time. Stockholder approval would be required for any amendment that would (i) materially increase the number of shares available under the Plan, (ii) materially expand the types of awards available under the Plan, (iii) materially expand the class of individuals eligible to participate in the Plan, (iv) materially extend the term of the Plan, (v) materially change the method of determining the exercise price of an award, (vi) delete or limit the prohibition against repricing of an award, or (vii) otherwise require approval by the stockholders of the Company in order to comply with applicable law or the rules of the New York Stock Exchange. Generally no termination, suspension or amendment of the Plan or any award that would adversely affect a participant can be made without the written consent of the participant.

Reimbursement for, or Cancellation of, Certain Awards. In the event that our board of directors determines that an award that was granted, vested or paid based on the achievement of performance criteria or other performance metrics would not have been granted, vested or paid absent fraud or misconduct, or that would not have been granted, vested or paid absent events giving rise to a restatement of the Company’s financial statements or a significant write-off not in the ordinary course affecting the Company’s financial statements, our board of directors will take such action as it deems necessary or appropriate to address the fraud, misconduct, write-off or restatement. Such actions may include, without limitation and to the extent permitted by applicable law, in appropriate cases, (i) requiring partial or full reimbursement of any cash award granted to the participant, (ii) causing the partial or full cancellation of any award granted to the participant or (iii) requiring partial or full repayment of the value of the common stock acquired on vesting or settlement of an award, in each case as our board of directors determines to be in the best interests of the Company.

Certain United Stated Federal Income Tax Information. The following is a summary of the effect of U.S. federal income taxation on the Plan participants and the Company. This summary does not discuss the income tax laws of any other jurisdiction in which the recipient of the award may reside.

•

Incentive Stock Options (ISOs). Participants pay no income tax at the time of grant or exercise of an ISO, although the exercise is an adjustment item for alternative minimum tax purposes and may subject the option holder to the alternative minimum tax. The participant will recognize long-term capital gain or loss, equal to the difference between the sale price and the exercise price, on the sale of the shares acquired on the exercise of the ISO if the sale occurs at least two years after the grant date and more than one year after the exercise date. If the sale occurs earlier than the expiration of these holding periods, then the participant will recognize ordinary income equal to the lesser of the difference between the exercise price of the option and the fair market value of the shares on the exercise date or the difference between the sales price and the exercise price. Any additional gain realized on the sale will be treated as capital gain. The Company can deduct the amount, if any, that the participant recognizes as ordinary income.

•

Nonstatutory Stock Options and Stock Appreciation Rights. There is no tax consequence to the participant at the time of grant of a nonstatutory stock option or stock appreciation right. Upon exercise, the excess, if any, of the fair market value of the shares over the exercise price will be treated as ordinary income. Any gain or loss realized on the sale of the shares will be treated as a capital gain or loss. The Company may deduct the amount, if any, that the participant recognizes as ordinary income.

•

Restricted Stock. No taxes are due on the grant of restricted stock, unless a Code Section 83(b) election is made. The fair market value of the shares subject to the award is taxable as ordinary income when no longer subject to a “substantial risk of forfeiture” (i.e., becomes vested or transferable). Unless an election pursuant to Section 83(b) of the Code is made (subjecting the value of the shares on the award date to current income tax), income tax is paid by the participant on the value of the shares at ordinary rates when the restrictions lapse and the Company will be entitled to a corresponding deduction. Any gain or loss realized on the sale of the shares will be treated as a capital gain or loss.

•

Restricted Stock Units and Performance Shares. No taxes are due upon the grant of the award. The fair market value of the shares subject to the award (or the cash amount of the award) is taxable to the participant when the stock is distributed (or cash is paid) to the participant, subject to the limitations of Code Section 409A. The Company may be entitled to deduct the amount, if any, that the participant recognizes as ordinary income.

•

Section 162(m) of the Code. Section 162(m) of the Code denies a deduction for annual compensation in excess of $1,000,000 paid to “covered employees.” “Performance-based compensation” is disregarded for this purpose. Stock option and stock appreciation rights granted under the Plan qualify as “performance-based compensation.” Other awards will be “performance-based compensation” if their grant or vesting is subject to performance objectives that satisfy Code Section 162(m).

•

Deferred Stock. Restricted stock awards, restricted stock unit awards and performance shares that may be deferred beyond the vesting date are subject to Code Section 409A limitations. If Code Section 409A is violated, deferred amounts that are not subject to a substantial risk of forfeiture and have not been included in income will be subject to income tax in the year of the violation and to penalties equal to: (i) 20% of the amount deferred; and (ii) interest at a specified rate on the under-payment of tax that would have occurred if the amount had been taxed in the year it was first deferred or, if later, the year it was no longer subject to a substantial risk of forfeiture.

Potential Payments upon Termination and Change of Control

The employment agreements we maintain with our Named Executive Officers provide the executives with severance benefits upon certain terminations of employment, and the individual award agreements that govern our stock option and restricted stock awards under the 2011 Omnibus Incentive Plan contain accelerated vesting provisions that will apply upon our change of control. For a discussion of what constitutes a change of control, see “Taylor & Martin Group, Inc. 2011 Omnibus Incentive Plan – Termination of Service and Change in Control.”

The employment agreements for each of the Named Executive Officers contain similar termination provisions. Under the employment agreements, if the executive’s employment is terminated prior to the expiration of the term by the Company other than for cause (as defined below), the executive will be entitled to receive the following benefits:

•	a lump sum payment of an amount equal to 100% of his annual base salary at the time of the termination;

•	continuation of participation in all employee benefit programs for a period of twelve months, including insurance programs, for the executive, executive’s spouse, dependents and beneficiaries; and

•

all of the outstanding stock options, restricted awards and other equity based awards granted by the Company to executive that have not vested as of the date of termination will become fully vested and immediately exercisable in full on the date of termination of executive’s employment.

If the executive’s employment has terminated prior to the expiration of the term due to the executive’s death or disability, then the executive or the executive’s designated beneficiary, as the case may be, will be entitled to receive a lump sum payment equal to twelve months of his base salary at the rate then in effect on the date of termination, and the spouse and minor children of executive will be entitled to participate in the employee benefit programs referenced above, including insurance programs, for a period of twelve months. In addition, certain executives or their designated beneficiaries will receive the benefits referenced in the third bullet above, as provided in their employment agreements. If the executive’s employment is terminated for any other reason, other than the reasons described above, then all compensation and benefits to the executive will terminate contemporaneously with the termination of the executive’s employment.

The employment agreements define “cause” as (i) the failure of the executive to substantially perform his or her duties (other than as a result of physical or mental illness or injury); (ii) the executive’s willful misconduct or gross negligence; (iii) the material breach by the executive of the executive’s fiduciary duty or duty of loyalty to the Company or any of our affiliates; (iv) the plea of guilty or nolo contendere by the executive to (or conviction of the executive for the commission of) any felony or any other serious crime involving moral turpitude; (v) the material breach of the executive’s obligations under any agreement entered into between the executive and the Company or any of our affiliates; or (vi) the material violation of our written corporate governance guidelines, policies or procedures as specified in employee handbook of the Company.

The employment agreements provide that executives will have the right to terminate their employment within 60 days of the initial existence of (i) a material breach by the Company of any material provision of the employment agreement; (ii) a material decrease in executive’s base salary; (iii) a material decrease in the duties and responsibilities assigned to executive compared to the duties and responsibilities of one holding executive’s office; (iv) executive being required to relocate to a site more than 25 miles from his present business address; or (v) a change of control.

Under the terms of the 2011 Omnibus Incentive Plan, subject to certain exceptions, the participant’s rights to any award will terminate and be forfeited if the participant is engaged in conduct that is a material competition in the market in which the Company and our respective affiliates engage. This applies to any participation rights that extend past the date of the participant’s employment or service to the Company.

Quantification of Payments

Each executive has an annual base salary of $175,000, thus under any of the circumstances described above in which an executive is entitled to a lump sum payment equal to 100% of his annual base salary, each executive would receive $175,000. As indicated in the foregoing table appearing under “Employment Agreements with Named Executive officers,” the named executive officers will receive awards of restricted stock upon consummation of this offering, which restricted stock would immediately vest and the forfeiture restrictions lapse upon the respective executive’s termination following a change of control.

Director Compensation

Mr. Cutsinger was the only director of Taylor & Martin Group, Inc. during 2011 and he was not compensated for that service during 2011. For a discussion of our non-employee director compensation policy see “Management—Summary of Non-Employee Director Compensation.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, and which involves an amount exceeding $120,000, and in which any related party had, has or will have a direct or indirect material interest. A “Related Party” includes any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors; any person who beneficially owns more than 5% of our common stock; any immediate family member of any of the foregoing; or any entity in which any of the foregoing is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy on or prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances, (ii) the extent of the Related Party’s interest in the transaction and (iii) whether the transaction would impair the independence of a non-employee director. Further, the policy will require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations and our website.

Related Party Transactions

The following transactions were entered into prior to our establishment of an audit committee or the adoption of the approval procedures described above. Each transaction was ratified by our board.

Pursuant to their respective employment agreements, each of our named executive officers will receive, if, and only if, this offering is consummated, a cash payment and restricted shares issued under our 2011 Omnibus Incentive Plan. See “Executive Compensation.”

Mark E. Fort, the Vice President of Taylor & Martin Group, Inc. and the President and Chief Executive Officer of TMG Auction Services, LLC, is a stockholder of Taylor & Martin Enterprises and will receive approximately $3.2 million in cash (before deducting any indebtedness of Taylor & Martin Enterprises, if any) and approximately $             in our common stock (or approximately             shares of our common stock assuming an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus)) pursuant to our combination agreement with Taylor & Martin Enterprises. Additionally, Mr. Fort acquired 400,000 shares of TMG Founder Company stock on May 27, 2011 from SABA Group, LLC in exchange for a $400,000 non-interest bearing promissory note. See “—Organization of SABA Group, LLC, TMG Founder Company and Taylor & Martin Group, Inc.” below. Outstanding shares of TMG Founder Company common stock will be exchanged on a one-for-one basis with shares of common stock of Taylor & Martin Group, Inc. in connection with the Reorganization.

Pursuant to a series of promissory notes and license agreements, SABA Group, LLC, our sponsor, is entitled to a payment from us in respect of promissory notes with an aggregate principal amount of $3.5 million, plus accrued interest, upon consummation of this offering. See “—Organization of SABA Group, LLC, TMG Founder Company and Taylor & Martin Group, Inc.” below.

Organization of SABA Group, LLC, TMG Founder Company and Taylor & Martin Group, Inc.

In January 2009, Rod K. Cutsinger organized SABA Group, LLC, our sponsor, under a different name as a Texas limited liability company and acquired all of its membership interest for $1,000. At the same time, our sponsor organized a wholly owned Texas limited liability company and capitalized it with $1,000. This subsidiary was organized for the purpose of sponsoring an initial public offering of a group of operating companies, which we refer to as an “IPO Combination.” Mr. Cutsinger subsequently transferred a portion of his ownership in our sponsor to family trusts for the benefit of his two adult children and his grandchildren, thereby reducing his membership interest in our sponsor to 80%.

Between the fall of 2009 and May 2011, Mr. Cutsinger, acting on behalf of TMG Founder Company and its predecessors, devoted substantial time and money to the development of a business plan for an IPO Combination in several business segments, which plan included financial analyses, the identity of prospective combining partner companies and their suitability for inclusion in a proposed IPO Combination, contacts with prospective underwriters, legal counsel and other advisors, notes and other summaries of conversations with the owners of prospective combining partner companies and other relevant data. Mr. Cutsinger transferred the foregoing business plan and related proposal to our sponsor in two tranches in February and May 2011 in exchange for an aggregate principal amount of $3.5 million in promissory notes bearing interest at 5% per annum and payable only with proceeds from an initial public offering by a subsidiary of our sponsor. Our sponsor then transferred the foregoing business plan and related proposals to one of its wholly owned subsidiaries that is now wholly owned by TMG Founder Company in exchange for two promissory notes of the same tenor and principal amount.

Through a non-exclusive license agreement with its wholly-owned subsidiary, TMG Founder Company has exploited the foregoing business plan and related proposal to create and facilitate an IPO Combination. Operating through the services of its officer, Mr. Cutsinger, and independent contractors, TMG Founder Company has identified prospective combining partner companies, negotiated combination agreements with the Partner Companies, engaged third-party accounting services, negotiated key employment agreements and underwriting contracts and undertook all others actions required to accomplish an IPO Combination.

In a series of reorganization transactions over the next two and a half years designed to advance the ultimate business goals of an IPO Combination and to optimize the corporate structure of the transaction, our sponsor’s original Texas limited liability company subsidiary became a subsidiary of TMG Founder Company, and our sponsor’s initial investment in the Texas limited liability company was converted into 25,001,000 shares of TMG Founder Company. Between May and December 2011, our sponsor sold 230,000 shares of common stock of TMG Founder Company to each of five business advisors in exchange for $0.01 per share and consulting services provided, and to be provided, and 400,000 shares of common stock of TMG Founder Company to Mark E. Fort, the President and Chief Executive Officer of TMG Auction Services, LLC, in exchange for a non-interest bearing promissory note in the principal amount of $400,000 that is that is due and payable upon the consummation of this offering.

In November 2011, Taylor & Martin Group, Inc., the issuer in this offering, was organized by Mr. Cutsinger, in anticipation of this offering, and our sponsor contributed $1,000 in exchange for one share of common stock. In anticipation of this offering, Taylor & Martin Group, Inc. and TMG Founder Company have entered into a merger agreement pursuant to which a new wholly owned subsidiary of Taylor & Martin Group, Inc. will be merged with and into TMG Founder Company, and TMG Founder Company will become a wholly owned subsidiary of Taylor & Martin Group, Inc. In that merger, each outstanding share of TMG Founder Company will be converted into one share of common stock of Taylor & Martin Group, Inc., and our sponsor’s one share of common stock in Taylor & Martin Group, Inc. will be canceled. As discussed in “Combinations and Reorganization—Reorganization,” the number of outstanding shares of TMG Founder Company will be reduced pursuant to a 1-for- reverse stock split that will be effected prior to the merger.

To date, Mr. Cutsinger has borne all expenses associated with the IPO Combination of the Partner Companies without reimbursement therefor. Mr. Cutsinger has continued to finance the IPO Combination activities of TMG Founder Company, and its predecessors, and Taylor & Martin Group, Inc. through capital contributions to our sponsor, which in turn has made capital contributions or advances to TMG Founder Company and Taylor & Martin Group, Inc., including reimbursements for the business expenses of our senior management, the accounting fees of KPMG LLP and other expenses of TMG Founder Company or Taylor & Martin Group, Inc. associated with this offering. Prior to the closing of this offering, Mr. Cutsinger will advance additional funds to our sponsor, which in turn will make capital contributions or advances to TMG Founder Company and Taylor & Martin Group, Inc. to pay additional accounting fees, registration and listing fees, printing fees and other expenses associated with this offering. The $2.0 million cash bonus payment to Mr. Cutsinger pursuant to his employment agreement is intended to compensate him for his time and effort over the prior three years working on an IPO Combination on behalf of TMG Founder Company and its subsidiaries, as well as to reimburse him for the foregoing expenses on an un-itemized basis.

Upon the consummation of this offering, Mr. Cutsinger will also receive a grant of our restricted shares equal to the amount obtained by dividing $2.5 million by the initial offering price of our common stock. See “Executive Compensation—Employment Agreements with Named Executive Officers.”

PRINCIPAL STOCKHOLDERS

The following table sets forth the percentage of our common stock beneficially owned as of April 30, 2012 and as adjusted to reflect the shares of common stock to be issued in the Combinations and the sale of the shares of common stock in this offering, by (1) each person who is known to us to be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors, (3) each of our named executive officers, and (4) all executive officers and directors as a group. Our calculation of the beneficial ownership percentages after the offering is based on the issuance and sale by us of        shares of common stock in the offering, assuming no exercise of the underwriters’ option to purchase additional shares. Immediately after this offering, there will be        shares of our common stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares as to which a person or entity has sole or shared voting or investment power. Except as indicated by footnote, to our knowledge the persons named in the table below, to our knowledge, have sole voting and investment power with respect to all common stock shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address for each director and named executive officer listed is 12 Greenway Plaza, Suite 1100, Houston, Texas 77046.

Name	Shares of Common Stock	Percent Prior To Offering(1)	Shares of Common Stock After Offering(2)		Percent After Offering(3)
SABA Group, LLC(4)	24,371,000	97.48%	24,371,000
Rod K. Cutsinger (4)	24,371,000	97.48		(5)
Mark E. Fort	400,000	1.60		(6)
Frank Bango	40,000	*	40,000		*
Michael R. Suldo	40,000	*	40,000		*
Jerry Davis	—	—		(7)	*
Lloyd D. George	—	—		(7)	*
Curtis Greve	—	—		(7)	*

All directors and executive officers as a group (4 people prior to this offering and 7 people after this offering)	24,851,000	99.40%

*	Represents less than 1% of the total outstanding shares.
(1)	Based on 25,001,000 issued and outstanding shares of our common stock after giving effect to the Reorganization (but before giving effect to the 1-for- reverse stock split).
(2)	For the purpose of the calculation contained in the table, we have assumed a price of $ per share (the midpoint of the price range set forth on the cover page of the prospectus).
(3)	Assumes that an aggregate of shares are sold pursuant to this offering, resulting in shares outstanding after the offering and reflects shares of common stock to be issued in the Combinations and to members of our management upon consummation of this offering.
(4)	Rod K. Cutsinger, our Chairman and Chief Executive Officer, is the beneficial owner of our shares that are held by SABA Group, LLC, which is owned 80% by Mr. Cutsinger and 20% by family trusts established by Mr. Cutsinger.
(5)	Mr. Cutsinger’s employment agreement provides that he will receive a grant of restricted stock equal to the number obtained by dividing $2.5 million by the initial public offering price of our common stock in this offering. See “Executive Compensation—Employment Agreements with Named Executive Officers.”
(6)	As a stockholder of Taylor & Martin Enterprises, Mr. Fort will receive stock consideration pursuant to our combination agreement with Taylor & Martin Enterprises as follows: 290,000 shares of restricted stock issuable under our 2011 Omnibus Incentive Plan and shares of unrestricted stock (assuming a price of $ per share (the midpoint of the price range set forth on the cover page of the prospectus)) issuable in connection with the Combination with Taylor & Martin Enterprises.
(7)	The number of shares of restricted stock issuable to Messrs. Davis, George and Greve is based on the manner described in “Executive Compensation—Employment Agreements with Named Executive Officers.”

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is based upon our amended and restated certificate of incorporation, our amended and restated bylaws and applicable provisions of law, and is qualified in its entirety by reference to the provisions of those documents and law.

Certain provisions of the General Corporation Law of the State of Delaware, or “DGCL,” our certificate of incorporation, and our bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests.

Authorized Capital Stock

Our certificate of incorporation authorizes us to issue up to 375,000,000 shares of capital stock, consisting of:

•	312,500,000 shares of common stock, par value $0.00001 per share; and

•	62,500,000 shares of preferred stock, par value $0.01 per share.

As of March 31, 2012 and after giving effect to the Reorganization (but before giving effect to the 1-for- reverse stock split) we had 25,001,000 shares of common stock and no shares of preferred stock issued and outstanding.

Certain Provisions of Our Certificate of Incorporation and Bylaws

Amendments to Our Certificate of Incorporation

Under our certificate of incorporation and as permitted by the DGCL, the affirmative vote of two-thirds of the outstanding shares entitled to vote thereon and two-thirds of the outstanding stock of each class entitled to vote thereon, voting together as a single class, is required to amend our certificate of incorporation. Under the DGCL, the holders of the outstanding shares of a class of our capital stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the amended and restated certificate of incorporation, if the amendment would:

•	increase or decrease the aggregate number of authorized shares of such class;

•	increase or decrease the par value of the shares of such class; or

•	alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of any class of our capital stock so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this provision.

Classified Board of Directors

Our certificate of incorporation and bylaws provide that our board of directors shall be divided into three classes, with each director serving for a staggered three-year term. The three classes of our board of directors are as follows:

•	Class I directors will be Messrs. Cutsinger and Bango, and their terms will expire at our annual meeting of stockholders held in 2013;

•	Class II directors will be Messrs. Kent and Persky, and their terms will expire at our annual meeting of stockholders held in 2014; and

•	Class III director will be Mr. Suldo, and his term will expire at our annual meeting of stockholders held in 2015.

At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Each such director shall hold office until his or her successor is elected and qualified or until the earlier of his or her death, resignation, or removal.

Vacancies in the Board of Directors

Our bylaws provide that, subject to limitations, any vacancy occurring in our board of directors for any reason may be filled by a majority of the remaining members of our board of directors then in office, even if such majority is less than a quorum. Each director so elected shall hold office until the expiration of the term of the other directors in the same class to which such new director is appointed.

Special Meetings of Stockholders

Under our bylaws, special meetings of stockholders may be called at any time by the chairman of our board of directors or by a majority of the members of our board of directors. Our bylaws further provide that our board of directors shall call a special meeting upon the written request of the record holders of at least 25% of the voting power of the outstanding shares of all classes of stock entitled to vote at such a meeting, subject to requirements and limitations set forth in our bylaws.

Under the DGCL, written notice of any special meeting must be given not less than 10 nor more than 60 days before the date of the special meeting to each stockholder entitled to vote at such meeting,

Requirements for Notice of Stockholder Director Nominations and Stockholder Business

Nominations for the election of directors may be made by our board of directors or by any stockholder entitled to vote for the election of directors who complies with the applicable notice requirements.

If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our board of directors, our bylaws contain certain procedures that must be followed with respect to advance timing required for delivery of stockholder notice of such business and the information that such notice must contain. The information that may be required in a stockholder notice includes general information regarding the stockholder, a description of the proposed business, and, with respect to nominations for our board of directors, certain specified information regarding each nominee. In addition to the information required in a stockholder notice described above, our bylaws require under certain circumstances a representation that the stockholder is a holder of our voting stock and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice. For the timing of the stockholder notice, our bylaws require that the notice must be received by our secretary:

•	in the case of an annual meeting, not more than 180 days and not less than 120 days in advance of the annual meeting; and

•	in the case of a special meeting, not more than 15 days after the day on which notice of the special meeting is first mailed to stockholders.

No Stockholder Action by Written Consent without a Meeting

Our certificate of incorporation provides that no action that is required or permitted to be taken by our stockholders at any annual or special meeting of stockholders, including the election or removal of directors, may be effected by written consent of stockholders in lieu of a meeting.

Approval of Certain Transactions

Under our certificate of incorporation, any action required by the DGCL to be taken by the holders of any class or series of our stock relating to our merger, consolidation, sale of all or substantially all of our assets or dissolution and winding up requires the affirmative vote of two-thirds of all shares of each class or series of our stock then outstanding and entitled to vote thereon, voting together as a single class. Following this offering, our sponsor will own more than one-third of our outstanding common stock and hence will have the power to prevent any of the transactions referred to in the preceding sentence.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors breached their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Certain Anti-Takeover Effects of Delaware Law

Following this offering, we will be subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various business combination transactions with any interested stockholder for a period of three years following the time that such person became an interested stockholder, unless:

•

the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, sales of at least 10% of the corporation’s assets, and certain other transactions resulting in financial benefit to an “interested stockholder.” In general, an “interested stockholder” is a person who owns (or is an affiliate or associate of the corporation and, within the prior three years, did own) 15% or more of a corporation’s voting stock.

However, the restrictions contained in Section 203 will not apply if the business combination is with an interested stockholder who became an interested stockholder before the time that we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders.

Additionally, we did not opt out in our certificate of incorporation of provisions of the DGCL that provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

Description of Common Stock

Our only class of common stock is our common stock, par value $0.00001 per share. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable.

Dividends

The DGCL and our certificate of incorporation do not require our board of directors to declare dividends on our common stock. The declaration of any dividend on our common stock is a matter to be acted upon by our board of directors in its sole discretion. We have no current plans to commence payment of a dividend on our common stock. Our payment of dividends on our common stock in the future will be determined by our board of directors in its sole discretion and will depend on business conditions, our financial condition, earnings and liquidity, and other factors.

The DGCL restricts the power of our board of directors to declare and pay dividends on our common stock. The amounts which may be declared and paid by our board of directors as dividends on our common stock are subject to the amount legally available for the payment of dividends on our common stock by us under the DGCL. In particular, under the DGCL, we can only pay dividends to the extent that we have surplus—the extent by which the fair market value of our net assets exceeds the amount of our capital, or to the extent of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, dividends on our common stock are subject to any preferential rights on any outstanding series of preferred stock authorized for issuance by our board of directors in accordance with our certificate of incorporation.

See “Dividend Policy” for a discussion of our policy on dividends. See also “Management’s Discussion and Analysis of Pro Forma Financial Condition and Results of Operations—Pro Forma Combined Liquidity and Capital Resources—Revolving Credit Facility” for a discussion of limitations we expect will be imposed by our proposed revolving credit facility on our ability to declare and pay dividends.

Voting Rights

Our certificate of incorporation provides that, except as may otherwise be provided in a certificate of designations relating to any outstanding series of preferred stock or by applicable law, the holders of shares of common stock shall be entitled to one vote for each such share upon each matter presented to the stockholders, and the common stock shall have the exclusive right to vote for the election of directors and for all other purposes. Our common stockholders do not possess either preemptive rights or cumulative voting rights.

Under our bylaws in uncontested elections of directors, those nominees receiving a majority of the votes cast by holders of shares entitled to vote with respect to that director’s election at the meeting shall be elected. A majority of votes cast means that the number of votes for a director must exceed 50% of the votes cast with respect to that director. Votes against will count as a vote cast with respect to a director, but abstentions will not count as a vote cast with respect to that director. In certain contested elections, the nominees who receive a plurality of votes cast by holders of shares entitled to vote in the election at a meeting shall be elected. Our bylaws provide that all directors serving on our board must submit an irrevocable resignation that will become effective if both the director fails to receive a majority of votes cast and our board determines that the resignation should be accepted. Our board is required to accept such resignation unless our board determines that for compelling reasons it is in our best interests for such director to continue serving as a director. In making its determination, our board may consider any factors it determines appropriate.

Under our bylaws, any other corporate action put to a stockholder vote shall be decided by the vote of the holders of a majority of the voting power of the shares of stock entitled to vote thereon present in person or by proxy at the meeting, unless otherwise provided by our certificate of incorporation as noted in this “Description of Our Capital Stock” or applicable law.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of us, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. Holders of our preferred stock, if any such shares are then outstanding, may have a priority over the holders of common stock in the event of any liquidation, dissolution, or winding up.

Transfer Agent and Registrar

We expect Computershare will be the transfer agent and registrar for our common stock.

Listing

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “TMG.”

Description of Preferred Stock

Under our certificate of incorporation and the DGCL, our board of directors has the authority to issue shares of preferred stock from time to time in one or more series. Any certificate of designations establishing a series of preferred stock will describe the terms of the series of preferred stock, including:

•	the designation of the series;

•	the number of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in respect of dividends and whether such dividends, if any, shall be cumulative or noncumulative;

•	dates at which dividends, if any, shall be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•

whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of ours or any other corporation and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable, and all other terms and conditions upon which such conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of the series.

Holders of our preferred stock will not be entitled to vote except as may otherwise be provided in the certificate of designations establishing such preferred stock and except as may otherwise be provided under applicable law.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Sales of Restricted Securities

Upon the completion of this offering, we will have        shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares), which includes the         million shares of common stock sold by us in this offering.

Of the shares to be outstanding after the closing of this offering, the         shares sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. The remaining        shares of common stock are “restricted” shares under Rule 144 and therefore generally may be sold in the public market only in compliance with Rule 144. In addition, substantially all of these restricted securities will be subject to the lock-up agreements described below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering assuming underwriters do not exercise in full their option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

We have entered into employment agreements with certain of our executive officers and employees and consulting agreements with certain consultants that provide for the issuance of restricted stock pursuant to our 2011 Omnibus Incentive Plan upon the consummation of our initial public offering in exchange for the provision of services. The initial issuance of these restricted shares will be completed without registration under the Securities Act in reliance upon the exemption provided by Rule 701 promulgated thereunder. Subject to any lock-up restrictions described below and elsewhere in this prospectus, these shares will be eligible for sale 90 days after the effective date of the registration statement in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Stock Issued Under Our 2011 Omnibus Incentive Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register up to 4,500,000 shares of our common stock, which is equivalent to         % of the number of shares of common stock outstanding immediately after completion of this offering, issuable with respect to option awards, restricted stock awards or other types of awards to be granted, or otherwise, under our 2011 Omnibus Incentive Plan. Immediately after this offering, there will be        shares of restricted stock issued and outstanding. The registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below and elsewhere in this prospectus.

Lock-up Agreements

Notwithstanding the foregoing, we, our directors and officers and certain of our stockholders have agreed with the underwriters to restrictions on the disposition of their common stock. See “Underwriting—Lock-Up Agreements.” In addition, the Partner Company stockholder(s) (except for the stockholder of International Enterprises, who will receive all cash consideration) have agreed with us to restrictions on their ability to transfer the shares of our common stock they receive in the Combinations. See “Combinations and Reorganization—Summary of the Terms of the Combination Agreements—Lock-Up Agreement.”

Registration Rights

As described in “Combinations and Reorganization—Summary of the Terms of the Combination Agreements—Registration Rights” and “Combinations and Reorganization—Reorganization,” we have entered into registration rights agreements with the stockholders of the Partner Companies receiving our common stock in the Combinations and with the current stockholders of TMG Founder Company, pursuant to which they may sell a portion of their shares of common stock in future registrations of securities by us on or after the first anniversary of the closing of this offering. We do not have any other contractual obligations to register our stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences generally applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code (“Treasury Regulations”), judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders that purchase our common stock issued pursuant to this offering and that hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates and former permanent residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or persons deemed to sell our common stock under the constructive sale provisions of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “United States person” or a partnership for U.S. federal income tax purposes. A United States person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

Distributions on our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate paying cash dividends on our common stock. If, however, we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the section titled “—Gain on Sale or Disposition of our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. Even if a non-U.S. holder is eligible for a lower treaty rate, dividend payments generally will be subject to withholding at a 30% rate (rather than the lower treaty rate), unless the non-U.S. holder provides a valid IRS Form W-8BEN or another appropriate version of IRS Form W-8 establishing entitlement to the lower treaty rate with respect to such payments.

Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder that claims the benefit of an applicable tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

Gain on Sale or Disposition of our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a United States person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a United States real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period. If we are determined to be a USRPHC and the foregoing exception does not apply, among other things, a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock, and the non-U.S. holder generally will be taxed on its net gain derived from the disposition as if such holder were a United States person.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding (currently at a rate of 28%) if the non-U.S. holder provides to us or our paying agent a properly executed IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from backup withholding. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected outside the U.S. by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the holder is a non-U.S. holder, an exemption is not otherwise established and the broker has certain relationships with the United States.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate), unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, information reporting and backup withholding may apply if the broker has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

Legislation enacted in 2010 will impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Proposed Treasury Regulations provide that this withholding will apply to payments of dividends made on or after January 1, 2014 and to payments of gross proceeds from a sale or disposition of our common stock made on or after January 1, 2015. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Subject to the terms and conditions of an underwriting agreement between us and Canaccord Genuity Inc., as representative of the underwriters, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Canaccord Genuity Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriting agreement provides that the underwriters will purchase the shares of common stock from us at the public offering price shown on the cover page of this prospectus less the underwriting discounts and commissions shown on the cover page of this prospectus.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters.

Total
	Per Share	Without Option Exercise	With Option Exercise
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by us
Proceeds, before expenses

The expenses of the offering are estimated to be approximately $            , exclusive of underwriting discounts and commissions. We are responsible for all of our expenses related to the offering, whether or not it is completed, except as otherwise described in this prospectus.

The underwriters propose to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus. After this offering, the underwriters may change the offering price and other selling terms. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

Option to Purchase Additional Common Shares

We have granted to the underwriters the option, exercisable for thirty (30) days from the date of this prospectus, to purchase up to        additional shares of common stock at the price set forth on the cover of this prospectus. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. federal securities laws, and to contribute to payments that the underwriters may be required to make for certain liabilities.

Lock-Up Agreements

We, our directors and officers and certain of our stockholders have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock held by them during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters, subject to certain limitations and limited exceptions. The underwriters do not have any present intention, agreement or understanding, explicit or implicit, to release any securities from the lock-ups prior to their expiration. Any determination to release any securities from the lock-ups would be based on a number of factors at the time of determination, which may include the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares of common stock or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the shares of common stock offered hereby to be sold to specified directors, executive officers, employees and persons having relationships with us pursuant to a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares under this program. Any reserved shares which are not confirmed for purchase via our directed share program website or orally by telephone by midnight New York City time on the business day immediately prior to the first day of trading will be sold by the underwriters to the general public on the same terms as the other shares offered hereby.

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, passive market making and purchases to cover syndicate short positions created in connection with the offering. Until distribution of the shares of our common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of the shares of our common stock, such as bids or purchases to peg, fix or maintain that price. A “stabilizing transaction” is a bid for or the purchase of common stock on behalf of an underwriter in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. Stabilizing transactions may cause the price of shares of our common stock to be higher than the price that might otherwise prevail in the open market.

If an underwriter creates a short position in our common stock in connection with this offering (i.e., if it sells more shares of our common stock than are listed on the cover page of this prospectus), the underwriter may reduce that short position by purchasing shares of our common stock in the open market. A “covering transaction” is the bid for or purchase of common stock on behalf of an underwriter to reduce a short position incurred by the underwriter in connection with the offering. A short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Similar to other purchase transactions, an underwriter’s purchases to cover the short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise prevail in the open market.

An underwriter also may impose a penalty bid, whereby the underwriter may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the underwriter repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares of our common stock.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus and the documents incorporated herein by reference may be made available in electronic format on websites or through other online services maintained by one or more of the underwriters, or by their affiliates.

Other than this prospectus and the documents incorporated herein by reference in electronic format, information on such websites and any information contained in any other website maintained by the underwriters or any of their affiliates is not part of this prospectus, the documents incorporated herein by reference or registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacities as underwriters and should not be relied on by investors.

Relationship with Taylor & Martin Group

In the ordinary course of business, the underwriters and their affiliates may, in the future, provide various investment banking, financial advisory and other services to us for which they may receive customary compensation. In the course of their business, the underwriters and their affiliates may actively trade our securities for their own account or for the accounts of customers, and, accordingly the underwriters and their affiliates may at any time hold long or short positions in such securities.

Sales Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither of this prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Notice To Prospective Canadian Investors

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the applicable securities regulatory authorities. We are not a reporting issuer (or equivalent) in any province or territory in Canada and our common stock is not listed on any stock exchange in Canada and there is currently no public market for our common stock in Canada. We currently have no intention of becoming a reporting issuer in Canada, filing a prospectus with any common stock regulatory authority in Canada to qualify the resale of the common stock to the public, or listing our common stock on any stock exchange in Canada. Accordingly, to be made in accordance with securities laws, any resale of the common stock in Canada must be made under available statutory exemptions from registration and prospectus requirements or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal and tax advice prior to any purchase or resale of our common stock.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression of an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares of our common stock contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and the underwriters that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

VALIDITY OF SECURITIES

The validity of the issuance of the common stock offered in this offering will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Certain matters will be passed upon for the underwriters by Andrews Kurth LLP, Austin, Texas. Bracewell & Giuliani LLP has agreed to represent us in this offering on a contingent basis by which they will receive a fixed fee if this offering is completed and will receive no payment in the event that this offering is not completed.

EXPERTS

The consolidated financial statements of Taylor & Martin Group, Inc. as of December 31, 2011 and for the period from November 18, 2011 (Inception) to December 31, 2011 have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of TMG Founder Company as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Taylor & Martin Enterprises, Inc. as of December 31, 2011 and for the year ended December 31, 2011 have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements of Taylor & Martin Enterprises, Inc. as of December 31, 2010 and for the year ended December 31, 2010 have been so included in reliance on the report of Hocking & Reid LLC, an independent certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Deanco Auction & Real Estate, Co., Deanco Auto, Inc., Deanco Auction Company of MS, Inc. and Deanco Auction Group as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Image Microsystems, Inc. as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of International Enterprises, Inc. as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of ABS Corporation as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits. Statements contained in this prospectus concerning the contents of any contract or other document are not necessarily complete. If any other contract or other document has been filed as an exhibit to the registration statement, please see the copy of such contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.TaylorandMartin.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

International Enterprises, Inc.
Consolidated Financial Statements as of December 31, 2010 and 2011 and for the Years Ended December 31, 2010 and 2011:
Report of KPMG LLP	F-66
Consolidated Balance Sheets	F-67
Consolidated Statements of Operations	F-68
Consolidated Statements of Owners’ Equity	F-69
Consolidated Statements of Cash Flows	F-70
Notes to Audited Consolidated Financial Statements	F-71

ASB Corporation
Consolidated Financial Statements as of December 31, 2010 and 2011 and for the Years Ended December 31, 2010 and 2011:
Report of KPMG LLP	F-76
Consolidated Balance Sheets	F-77
Consolidated Statements of Operations	F-78
Consolidated Statements of Owners’ Equity	F-79
Consolidated Statements of Cash Flows	F-80
Notes to Audited Consolidated Financial Statements	F-81

TAYLOR & MARTIN GROUP, INC.

Unaudited Pro Forma Combined Statement of Operations

For Year Ended December 31, 2011

(Dollars in Thousands)

	Taylor &	TMG	Taylor &					Historical
	Martin	Founder	Martin			Image	International	Basis	Pro Forma		Pro Forma
	Group	Co	Enterprises	DeanCo	Segue	Microsystems	Enterprises	Combined	Adjustments		Combined
									(See Note 4)
Revenues:
Sales	$—	—	3,238	11,026	8,218	7,898	35,521	65,901			$65,901
Services	—	—	18,057	7,424	170	11,996	—	37,647			37,647

Total Revenues	—	—	21,295	18,450	8,388	19,894	35,521	103,548			103,548

Cost of sales	—	—	2,832	9,997	5,182	4,567	27,822	50,400			50,400
Cost of services			6,493	1,779	—	7,205	—	15,477			15,477
Selling, general and administrative expenses	37	115	6,619	3,061	3,225	5,729	4,511	23,297	(4,221	)(a)	20,719
									1,643	(b)

Income (loss) from operations	(37)	(115)	5,351	3,613	(19)	2,393	3,188	14,374			16,952

Other income (expense):
Interest income (expense), net	—	—	(74)	(318)	23	(10)	1	(378)	431	(b)	53
Gain (loss) on disposition of property, plant and equipment	—	—	44	(19)	—	—	—	25			25
Other	—	—	11	29	(53)	—	3	(10)			(10)

Income (loss) before tax provision	(37)	(115)	5,332	3,305	(49)	2,383	3,192	14,011			17,020

Provision (benefit) for income taxes	—	—	—	—	(23)	—	—	(23)	6,831	(c)	6,808

Net income (loss)	$(37)	(115)	5,332	3,305	(26)	2,383	3,192	14,034			$10,212

TAYLOR & MARTIN GROUP, INC.

Unaudited Pro Forma Combined Statement of Operations

For Year Ended December 31, 2010

(Dollars in Thousands)

	Taylor &	TMG	Taylor &					Historical
	Martin	Founder	Martin			Image	International	Basis	Pro Forma		Pro Forma
	Group	Co	Enterprises	DeanCo	Segue	Microsystems	Enterprises	Combined	Adjustments		Combined
									(See Note 4)
Revenues:
Sales	$—	—	1,330	8,010	9,550	5,045	24,743	48,678			$48,678
Services	—	—	16,143	5,015	171	4,748	—	26,077			26,077

Total Revenues	—	—	17,473	13,025	9,721	9,793	24,743	74,755			74,755

Cost of sales	—	—	1,179	5,659	5,036	1,958	20,291	34,123			34,123
Cost of services	—	—	6,388	1,261	16	4,898	—	12,563			12,563
Selling, general and administrative expenses	—	5	6,218	3,200	5,972	2,620	3,242	21,257	(1,943	)(a)	20,957
									1,643	(b)

Income (loss) from operations	—	(5)	3,688	2,905	(1,303)	317	1,210	6,812			7,112

Other income (expense):
Interest income (expense), net	—	—	(99)	(414)	28	—	12	(473)	555	(b)	82
Gain (loss) on disposition of property, plant and equipment	—	—	14	31	—	—	—	45			45
Other	—	—	(7)	131	(12)	—	13	125			125

Income (loss) before tax provision	—	(5)	3,596	2,653	(1,287)	317	1,235	6,509			7,364

Provision (benefit) for income taxes	—	—	—	—	(496)	—	—	(496)	3,442	(c)	2,946

Net income (loss)	$—	(5)	3,596	2,653	(791)	317	1,235	7,005			$4,418

Taylor & Martin Group, Inc.

Unaudited Pro Forma Combined Balance Sheet

December 31, 2011

(Dollars in Thousands)

	Taylor &	TMG	Taylor &					Historical
	Martin	Founder	Martin			Image	International	Basis	Pro Forma		Pro Forma
	Group	Co	Enterprises	DeanCo	Segue	Microsystems	Enterprises	Combined	Adjustments		Combined
									(See Note 4)
Current assets
Cash and equivalents	$1	—	1,373	26	636	305	4,329	6,670	35,660	(f)	$45,121
									2,791	(i)
Accounts receivable (net)	—	—	1,152	677	160	2,231	1,252	5,472	(8	)(d)	5,464
Inventory	—	—	83	2,021	339	665	3,324	6,432			6,432
Other receivables and advances	—	6	—	—	378	1	3	388	(277	)(e)	111
Prepaid expenses/other current assets	—	—	30	28	43	121	64	286	(32	)(d)	194
									(60	)(e)

Total current assets	1	6	2,638	2,752	1,556	3,323	8,972	19,248			57,322

Plant, property and equipment (net)	—	—	6,533	4,677	174	3,222	152	14,758	2,000	(h)	12,737
									(4,021	)(d)
Other assets and deposits	—	—	—	4	78	47	1	130			130
Intangible assets	—	—	—	—	—	—	—	—	7,500	(h)	7,500
Goodwill	—	—	978	—	—	—	—	978	(978	)(h)	78,279
									78,279	(h)
Notes receivable	—	—	1,508		—	—	125	1,633			1,633

Total assets	$1	6	11,657	7,433	1,808	6,592	9,250	36,747			$157,601

Current liabilities
Current maturities of long term debt	$—	—	761	113	454	153	—	1,481	(1,481	)(d),(e)	$—
Lines of credit	—	—	—	3,219	—	185	—	3,404	(3,404	)(d),(e)	—
Accounts payable	37	25	1,243	1,346	459	2,141	937	6,188	(395	)(e)	5,793
Accrued expenses	—	—	2,390	28	45	230	649	3,342	(415	)(e)	2,927
Advances from shareholder	—	103	—	—	—	—	—	103	(23	)(d)	80

Total current liabilities	37	128	4,394	4,706	958	2,709	1,586	14,518			8,800

Long term debt, less current maturities	—	—	1,121	2,271	—	1,237	—	4,629	(4,629	)(d),(e)	—
Deferred Items and Other	—	—	231	—	50	85	—	366	(17	)(d),(e)	349

Total liabilities	37	128	5,746	6,977	1,008	4,031	1,586	19,513			9,149

Stockholders equity
Common stock and additionalpaid in capital	1	3	6	3	1,088	1	20	1,122	(1,118	)(g)	148,614
									148,610	(f)
Treasury stock	—	—	—	—	(775)	—	—	(775)	775	(g)	—
Shareholder notes	—	—	(83)	55	—	—	—	(28)	28	(g)	—
Retained earnings	(37)	(125)	5,988	398	487	2,560	7,644	16,915	(17,077	)(g)	(162)

Total stockholders’ equity	(36)	(122)	5,911	456	800	2,561	7,664	17,234			148,452

	$1	6	11,657	7,433	1,808	6,592	9,250	36,747			$157,601

TAYLOR & MARTIN GROUP, INC.

Notes To Unaudited Pro Forma Combined Financial Statements

For Years Ended 2010 And 2011

Note 1—Basis of Presentation

The Combinations will be accounted for under the acquisition method of accounting in accordance with applicable United States generally accepted accounting principles contained in [ASC 805-10, “Business Combinations”]. We have identified Taylor & Martin Group, Inc. (“Taylor & Martin Group”) as the “accounting acquirer” for purposes of the Combinations. Pursuant to ASC 805-10, under the acquisition method, the total estimated purchase price for each combination as described in Note 3, Preliminary Purchase Price Allocation, is measured at the acquisition date and allocated to the fair value of net assets acquired.

Taylor & Martin Group, entered into an agreement of merger with one of its wholly owned subsidiaries and TMG Founder Company. The agreement of merger provides that prior to the consummation of this Offering, Taylor & Martin Group’s wholly owned subsidiary will be merged with and into TMG Founder Company, resulting in TMG Founder Company becoming a wholly owned subsidiary of Taylor & Martin Group, and the stockholders of TMG Founder Company receiving one share of Taylor & Martin Group common stock for each share of TMG Founder Company common stock held by them after giving effect to a 1-for-revenue stock split.

The assets and liabilities of the combined businesses have been measured based on various estimates and assumptions that the Company’s management believes are reasonable and appropriate given the currently available information. Use of different estimates and judgments could yield different results. The process for estimating the fair values of tangible and identifiable intangible assets requires the use of significant estimates and assumptions, including the estimated future cash flows and developing appropriate discount rates. The excess of the purchase price over the estimated fair value of identifiable assets and liabilities of the acquisitions as of the pro forma combined balance sheet date is allocated to goodwill in accordance with [ASC 805-10].

All dollar amounts in the text of these footnotes are expressed in millions and all dollar amounts in the tabular presentations are expressed in thousands.

Note 2—Accounting Policies

The significant accounting policies of the Company used in the preparation of the Company’s unaudited pro forma combined financial statements in accordance with United States generally accepted accounting principles are substantially the same as those of the related partner companies. Certain reclassifications have been made to the individual Partner Company financial statements to conform to the presentation of the pro forma combined financial statements.

Note 3—Preliminary Purchase Price Allocation

Upon completion of the Combinations, the Company expects to acquire all the issued and outstanding shares and/or equity interests of the following companies:

•	Taylor and Martin Enterprises, Inc., and its consolidated subsidiaries (Taylor Martin Enterprises)

•	Deanco Auction and Real Estate, Co., Deanco Auto, Inc., Deanco Auction Company of MS, Inc., and Deanco Auction Group (Deanco)

•	Image Microsystems Operating Company, LLC (Image Microsystems)

•	ASB Corporation and its consolidated subsidiaries (Segue Corporation)

•	International Enterprises, Inc. (International Enterprises)

The above companies will be acquired for an aggregate consideration of $171.6 million, comprised of cash consideration to Partner Company stockholders of $112.9 million, less certain outstanding debt of Partner Companies, plus the number of shares of the Company’s common stock determined by dividing $58.7 million by the initial public offering price. The consideration is to be paid subject to certain working capital adjustments and adjustments for certain outstanding related party balances.

The preliminary allocation of consideration (cash consideration and par value of shares of common stock payable in the Combinations is summarized as follows (in thousands):

Total cash and value of common stock	$112,950
Less: extinguishment of debt and adjustments due to contractual provisions governing working capital and related party balances	12,305

Net purchase consideration for accounting purposes	$100,645

Attributable to:
Book value of net assets combined	12,866
Fair value of land in excess of book value	1,000
Fair value of equipment over book value	1,000
Trade names, custom software, and other identifiable intangibles	7,500
Goodwill	78,279

We have not completed our valuation of the assets to be acquired and the liabilities to be assumed in the Combinations; accordingly, the results of formal valuations might yield results different than what have been assumed in the pro forma combined financial statements. Amortization of goodwill and intangible assets from the Combinations are assumed to be deductible for income tax purposes.

Note 4—Pro Forma Adjustment Footnotes

a)	Adjustment represents the elimination of certain costs related to the Partner Companies. Adjustments of $1.9 million and $4.2 million for the years ended December 31, 2010 and 2011 respectively, represent (in thousands):

	Year ended December 31,
	2010	2011
Elimination of excess owner and other salaries and expenses eliminated as a result of the Combinations	$1,719	$2,641
Excluded operations	—	1,225
Expenses eliminated as non recurring, primarily one-time expenses directly attributable to the IPO
Combination and other related costs	224	355

	$1,943	$4,221

b)	Adjustment represents the amortization expense of $1.6 million for each of the years ended December 31, 2010 and 2011 as a result of estimated fair market adjustment to property, plant and equipment of $2.0 million and an estimated fair market value of $7.5 million for intangible assets acquired in the Combinations. The intangible assets are being amortized over an assumed five years.

c)	Adjustment represents the additional income tax expense resulting from the various Partner Companies loss of their status as Subchapter S Corporations in the Combinations. We have assumed a statutory tax rate of approximately 40% in the preparation of the pro forma combined financial statements comprised of a statutory federal tax rate of 35% and a blended state and local tax rate of 5%.

d)	The historical financial statements of the partner companies include operations that will be included in the Combinations as well as an operating unit and certain other miscellaneous assets that will be retained by the owners. This adjustment represents the owners’ retention in a parent corporation of the assets and liabilities specifically identified or allocable to the retained operating unit and such other miscellaneous assets.

e)	Adjustment represents the elimination of debt and certain balances attributed to Partner Company owners that will be repaid out of the Partner Company stockholder proceeds in conjunction with the consummation of the Combinations.

f)	Adjustment reflects the assumed net proceeds of the Offering and application thereof as follows (in thousands):

Assumed gross proceeds	$175,000
Underwriting discounts and commissions	(12,690)
Estimated offering expenses	(13,700)

Assumed net proceeds	$148,610
Cash paid to offset combination	(112,950)

Cash and cash equivalents at closing	$35,660

Common stock and additional paid in capital	$148,610

g)	Adjustment includes the elimination of the historical equity of the Partner Companies.

h)	Adjustment to record intangible assets, elimination of Partner Companies’ goodwill and the establishment of “Excess Purchase Price”. We have not completed our valuation of the assets to be acquired and the liabilities to be assumed in the Combinations. However, based upon management’s judgment, we have assumed that the fair values of assets acquired and liabilities assumed approximate their historical book value except that we have allocated $1.0 million of fair value to land, $1.0 million to equipment and $7.5 million to intangible assets. We have estimated the total fair value of excess purchase prices to approximate $78.5 million. The amortization of goodwill and intangible assets from the Combinations are expected to be deductible for income tax purposes.

i)	Adjustment reflects the estimated shortfall in working capital that is required to be eliminated for the indirect account of the Partner Company stockholders pursuant to the working capital provisions of the Combination Agreements.

KPMG LLP

811 Main Street

Houston, TX 77002

Independent Auditors’ Report

The Board of Directors

Taylor & Martin Group, Inc.:

We have audited the accompanying consolidated balance sheet of Taylor & Martin Group, Inc. (the Company) as of December 31, 2011, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the period from November 18, 2011 (date of inception) to December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Taylor & Martin Group, Inc. (a company in the development stage) as of December 31, 2011, and the results of its operations and its cash flows for the period from November 18, 2011 (date of inception) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1(d) to the consolidated financial statements, the Company has suffered a loss from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1(d). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Houston, Texas May 14, 2012	KPMG LLP

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Consolidated Balance Sheet

December 31, 2011

Assets
Current assets:
Cash and cash equivalents	$1,000

Total assets	$1,000

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$36,942

Total liabilities	36,942

Stockholders’ deficit:
Common stock, $0.00001 par value per share. Authorized, 312,500,000 shares, 1 share issued and outstanding	—
Additional paid-in capital	1,000
Deficit accumulated	(36,942)

Total stockholders’ deficit	(35,942)

Total liabilities and stockholders’ equity	$1,000

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Consolidated Statement of Operations

Period from November 18, 2011 (inception) to December 31, 2011

Revenues	$—
Cost of sales	—

—

Operating expenses:
Accounting fees	25,000
Sales, general, and administrative expenses	11,942

Operating loss	(36,942)

Other income (expense):
Interest income	—
Interest expense	—
Other income (expense)	—

Total other income (expense)	—

Loss before income tax	(36,942)
Income tax	—

Net Loss	$(36,942)

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Consolidated Statement of Changes in Shareholder’s Deficit

Period from November 18, 2011 (inception) to December 31, 2011

			Additional		Total
	Common stock		paid-in	Accumulated	shareholder’s
	Shares	Amount	capital	deficit	equity
Balances at November 18, 2011 (inception)	—	$—	—	—	—
Net loss	—	—	—	(36,942)	(36,942)
Issuance of common stock	1	—	1,000	—	1,000

Balances at December 31, 2011	1	$—	1,000	(36,942)	(35,942)

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN GROUP, INC.

(A Company in the Development Stage)

Consolidated Statement of Cash Flows

Period from November 18, 2011 (inception) to December 31, 2011

Cash flows from operating activities:
Net loss	$(36,942)
Adjustments to reconcile net loss to net cash used in operating activity:
Increase in accounts payable and accrued liabilities	36,942

Net cash used in operating activity	—

Cash flows from investing activity:
Capital expenditures	—

Net cash used in investing activity	—

Cash flows from financing activity:
Proceeds from additional paid-in capital	1,000

Net cash provided by financing activity	1,000

Increase in cash and cash equivalents	1,000
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$1,000

Supplemental cash flow disclosures:
Cash paid for income taxes	$—
Cash paid for interest	—

See accompanying notes to consolidated financial statements.

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Taylor & Martin Group, Inc. (the Company), a company in the development stage, was incorporated in the state of Delaware on November 18, 2011 and is engaged in auctioning capital assets and liquidating consumer goods through remarketing activities. As of May 10, 2012, the Company intended to acquire the stock of five companies (each, a Partner Company and collectively, the Acquisitions) and complete an initial underwritten public offering of its common stock (the IPO ). All activities to date have related to the Acquisitions and the IPO. The Company is dependent upon the IPO to complete the Acquisitions. There can be no assurance that the Acquisitions will be completed or that the Company will be able to generate future operating revenues.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of Taylor & Martin Group, Inc. and its three wholly owned subsidiaries: TMG Auction Services, LLC, a Delaware limited liability company; TMG Recovery Services, LLC, a Delaware limited liability company; and TMG Merger Sub, Inc., a Delaware corporation.

(c)	Basis of Presentation

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(d)	Going Concern

The Company has generated no revenues from November 18, 2011 (inception) through December31, 2011. The ability of the Company to meet its current and future obligations is dependent on the consummation of the IPO and being able to successfully acquire new business activity. The Company’s consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include deferred tax assets, income tax uncertainties, and other contingencies.

(f)	Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(g)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. No provision for federal, state, and local income taxes has been made because the Company has no revenue or expenses for the period from November 18, 2011 (inception) to December 31, 2011.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

(h)	Fair Value of Financial Instruments

The Company includes fair value information in the notes to the consolidated financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

(2)	Significant Risks and Uncertainties Including Business and Credit Concentrations

Although management of the Company will employ a number of asset/liability management strategies to minimize the effects of interest rate volatility, no guarantee can be given that it will be successful in managing the effects of such volatility.

The Company will face significant competition.

In addition, regulatory developments in the markets in which the Company will operate could affect the business of the Company.

Although the federal government does not directly regulate the business, federal legislation and administrative policies in several areas, including pension regulation, financial services regulation, health care regulation, and federal taxation, could significantly and adversely affect the industry and the Company. The Company is unable to predict whether any changes will be made, whether any administrative or legislative proposals will be adopted in the future, or the effect, if any, such proposals would have on the Company.

(3)	Transactions with Related Parties

Common Ownership and Management

The Company, TMG Merger Sub, Inc., TMG Recovery Services, LLC, TMG Auction Services, LLC, TMG Founder Company, Prime Value Founder Company and SABA Group, LLC have common ownership. As there are no revenue or expense activities other than franchise taxes and audit fees of the Company for the period from November 18, 2011( inception) to December 31, 2011, there are no related-party transactions among the Company and the related entities for these consolidated financial statements.

(4)	Income Taxes

As of December 31, 2011, the Company’s net deferred tax asset of $12,930, consisting of a net operating loss carryforward, was reduced by a valuation allowance due to the uncertainty of its ultimate realization.

The net operating loss carryforward will begin to expire in 2028. As a result, no provision has been made for income taxes for the reporting period.

(5)	Shareholders’ Equity

The total number of shares of capital stock that the Company shall have authority to issue is 375,000,000, consisting of 62,500,000 shares of preferred stock, par value $0.01 per share, and 312,500,000 shares of common stock, par value $0.00001 per share. One (1) share of common stock is issued and outstanding at December 31, 2011. No shares of preferred stock have been issued since inception. Shares of preferred stock shall be issuable from time to time in one or more series as may be determined by the board of directors. Each series shall be distinctly designated, when issued.

Holders of common stock are entitled to one vote per share. Subject to any requirements with respect to preferential or participating dividends as shall be provided by the express terms of any outstanding series of preferred stock, holders of the common stock shall be entitled to receive such dividends thereon, if any, as may be declared from time to time by the board of directors. In the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, holders of the common stock shall be entitled to receive such assets and properties of the Company, tangible and intangible, as are available for distribution to stockholders of the Company, after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which holders of each outstanding series of preferred stock are entitled by the express terms of such series. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

(6)	Commitments and Contingencies

(a)	Change of Control

At the IPO, the Company intends to sell a certain number of its shares of common stock, which would result in approximately 40%—45% of the Company being owned by the public.

(b)	Non-Exclusive Sublicense Agreement and Related Promissory Notes

The Company and TMG Founder Company executed the Non-Exclusive Sublicense Agreement dated November 18, 2011, whereby, on the IPO date, the Company will pay to TMG Founder Company a sublicense fee equal to the combined outstanding principal balance and accrued interest owing under the Amended and Restated License Fee Note from the cash proceeds of the IPO. The Amended and Restated License Fee Note, dated November 18, 2011, made by TMG Founder Company in favor of Prime Value Founder Company (the wholly owned subsidiary of TMG Founder Company), has a stated principal balance of $3,546,171.23 and began accruing 4.9349% annual interest on May 27, 2011. Relatedly, PrimeValue Founder Company executed two promissory notes, contingently payable, in favor of SABA Group, LLC, (i) the first dated February 9, 2011 (and amended on March 24, 2011) for a stated principal balance of $3,150,000 that bears 5% annual interest and (ii) the second dated May 27, 2011 for a stated principal balance of $350,000 that bears 5% annual interest. The Company is dependent upon the successful completion of the IPO to pay the sublicense fee.

(7)	Subsequent Events

The Company has entered into an agreement of merger dated February 29, 2012 with TMG M erger Sub., Inc. and TMG Founder Company, pursuant to which, effective substantially contemporaneously with the consummation of the IPO, TMG Merger Sub, Inc. will merge with and into the TMG Founder Company, and TMG Founder Company will become a wholly owned subsidiary of the Company. Each share of the TMG Founder Company’s common stock will be exchanged for one share of the common stock of the Company.

Subsequent to December 31, 2011, the Company entered into five (5) combination agreements of various dates with Partner Companies pursuant to which, effective substantially contemporaneously with the IPO and as part of a single transaction, the stockholders of the Partner Companies will transfer the stock of certain companies and other assets in which they own an interest to the Company, and such companies will become direct or indirect subsidiaries of the Company. The Company signed definitive agreements pursuant to which it agreed to acquire the stock or other assets of the following Partner Companies: (i) Taylor & Martin Enterprises, Inc., (ii) International Enterprises, Inc., (iii) the asset recovery and depot repair operations of Image Microsystems, Inc., (iv) ASB Corporation, and (v) Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of MS, Inc., and Deanco Auction Group. The consideration to be paid by the Company in the Acquisitions is to include cash, common stock of the Company, and the assumption of debt. The combination agreements are subject to a number of customary closing conditions and may be terminated by either party if the IPO is not consummated prior to November 30, 2012.

The Company has evaluated subsequent events from the balance sheet date through May 14, 2012, the date at which the consolidated financial statements were available to be issued and determined there are no other items to disclose.

KPMG LLP

811 Main Street

Houston, TX 77002

Independent Auditors’ Report

The Board of Directors

TMG Founder Company:

We have audited the accompanying consolidated balance sheets of TMG Founder Company (the Company) (a Texas corporation) as of December 31, 2011, and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TMG Founder Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1(d) to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1(d). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Houston, Texas

May 14, 2012

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

TMG FOUNDER COMPANY

Consolidated Balance Sheets

December 31, 2011 and 2010

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$306	248
Accounts receivable other	6,079	—

Total assets	$6,385	248

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,000	546
Advances from shareholder	103,359	7,797

Total current liabilities	128,359	8,343

Stockholders’ equity:
Common stock, $0.00001 par value per share. Authorized, 312,500,000 shares as of December 31, 2011 and 2010, 25,001,000 and 20,000,000 issued and outstanding, respectively	250	200
Additional paid-in capital	2,850	1,900
Accumulated deficit	(125,074)	(10,195)

Total stockholders’ equity	(121,974)	(8,095)

Total liabilities and stockholders’ equity	$6,385	248

See accompanying notes to consolidated financial statements.

TMG FOUNDER COMPANY

Consolidated Statements of Operations

Years ended December 31, 2011 and 2010

	2011	2010
Revenues	$—	—
Cost of sales	—	—

	—	—
Operating expenses:
Accounting fees	29,678	—
Sales, general, and administrative expenses	85,201	4,583

Operating loss	(114,879)	(4,583)

Other income (expense):
Interest income	—	—
Interest expense	—	—
Other income (expense)	—	—

Total other income (expense)	—	—

Loss before income tax	(114,879)	(4,583)
Income tax	—	—

Loss attributable to common stockholders	$(114,879)	(4,583)

See accompanying notes to consolidated financial statements.

TMG FOUNDER COMPANY

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2011 and 2010

			Additional		Total
	Common stock		paid-in	Accumulated	shareholders’
	Shares	Amount	capital	deficit	equity
Balances at December 31, 2009	—	$—	1,000	(5,612)	(4,612)
Net loss	—	—	—	(4,583)	(4,583)
Conversion of capital contribution to common stock	20,000,000	200	(200)	—	—
Capital contributions	—	—	1,100	—	1,100

Balances at December 31, 2010	20,000,000	200	1,900	(10,195)	(8,095)
Net loss	—	—	—	(114,879)	(114,879)
1 to 1.25 Stock split	5,000,000	50	(50)	—	—
Issuance of common stock	1,000	0.10	999.90	—	1,000

Balances at December 31, 2011	25,001,000	$250	2,850	(125,074)	(121,974)

See accompanying notes to consolidated financial statements.

TMG FOUNDER COMPANY

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net loss	$(114,879)	(4,583)
Adjustments to reconcile net loss to net cash used in operating activities:
Decrease in other receivables	(6,079)	—
Increase in accounts payable and accrued liabilities	24,454	546
Proceeds from advances from shareholder	95,562	3,185

Net cash used in operating activities	(942)	(852)

Cash flows from investing activity:
Capital expenditures	—	—

Net cash used in investing activity	—	—

Cash flows from financing activities:
Proceeds from additional paid-in capital	1,000	1,099
Proceeds from sale of common stock, net	—	1

Net cash provided by financing activities	1,000	1,100

Increase in cash and cash equivalents	58	248
Cash and cash equivalents, beginning of year	248	—

Cash and cash equivalents, end of year	$306	248

Supplemental cash flow disclosures:
Cash paid for income taxes	$—	—
Cash paid for interest	—	—

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a)	Description of Business

TMG Founder Company (theCompany) (formerly named Taylor & Martin Group, Inc. and PrimeValue Group, Inc.) was incorporated in the State of Delaware in March 24, 2011. The Company has gone through a number of name changes and has its roots in a company originally formed in 2009. The Company’s business objectives are the licensing of knowledge and technical know-how to support the creation of long-term shareholder value for its customers. This is accomplished through the creation of business plans and strategies related to combining mutually complimentary business organizations into larger groups suitable for listing of shares on a recognized stock exchange and includes relevant financial analyses, identification of potential business partner target companies and an evaluation of their suitability for such purpose, and the structuring of management processes to achieve such purposes. As described below, the Company will become a subsidiary of Taylor & Martin Group, Inc. upon the consummation of an initial public offering of Taylor & Martin Group, Inc.’s common stock in the public market (the IPO).

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of TMG Founder Company and its wholly owned subsidiary, PrimeValue Founder Company.

(c)	Basis of Presentation

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(d)	Going Concern

The Company has generated no revenues through December 31, 2011. The ability of the Company to meet its current and future obligations is dependent on the consummation of the IPO of Taylor & Martin Group, Inc.’s common stock. The Company’s consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include deferred tax assets, income tax uncertainties, and other contingencies.

(f)	Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(g)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. No provision for federal, state, and local income taxes has been made because the Company has sustained cumulative losses since its inception. A 100% valuation allowance has been established for the related deferred tax asset.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

(h)	Fair Value of Financial Instruments

The Company includes fair value information in the notes to the consolidated financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

(2)	Transactions with Related Parties

Common Ownership and Management

The Company, PrimeValue Founder Company and SABA Group, LLC have common ownership.

Activities of the Company have been funded through advances from a shareholder arrangement. A total of $103,359 and $7,797 is due from the Company to the related party at December31, 2011 and 2010, respectively. Repayment of such advances is contingent upon the successful execution of the various business plans of the Company.

(3)	Income Taxes

As of December31, 2011 and 2010, the Company ‘s net deferred tax assets of $43,776 and $3,568, respectively, consisting of net operating loss carryforwards, were reduced 100% by a valuation allowance due to the uncertainty of their ultimate realization. The net operating loss carryforwards will begin to expire in 2026. As a result, no provision has been made for income taxes for the periods presented.

The Company’s ability to use its Net Operating Loss (NOL) carryforwards to offset future taxable income is subject to restrictions enacted in the U.S.Internal Revenue Code as amended (the Code). These restrictions provide for limitations on the Company’s utilization of its NOL carryforwards following certain ownership changes described in the Code. As a result of ownership changes, the Company’s existing net operating loss carryforwards may be limited or become further limited by future ownership changes.

(4)	Stockholder’s Equity

The total number of shares of capital stock that the Company shall have authority to issue is 375,000,000, consisting of 62,500,000 shares of preferred stock, par value $0.01 per share, and 312,500,000 shares of common stock, par value $0.00001 per share. 25,001,000 and 20,000,000 shares of common stock are issued and outstanding at December31, 2011 and 2010 respectively. No shares of preferred stock have been issued since inception. Shares of preferred stock shall be issuable from time to time in one or more series as may be determined by the Board of Directors. Each series shall be distinctly designated, when issued.

Holders of common stock are entitled to one vote per share. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Subject to any requirements with respect to preferential or participating dividends as shall be provided by the express terms of any outstanding series of preferred stock, holders of the common stock shall be entitled to receive such dividends thereon, if any, as may be declared from time to time by the Board of Directors. In the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, holders of the common stock shall be entitled to receive such assets and properties of the Company, tangible and intangible, as are available for distribution to stockholders of the Company, after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which holders of each outstanding series of preferred stock are entitled by the express terms of such series.

(5)	Commitments and Contingencies

(a)	Change of Control

The Company has entered into an agreement of merger dated February29, 2012 with Taylor & Martin Group, Inc., pursuant to which, effective substantially contemporaneously with the consummation of the IPO, a wholly owned subsidiary of Taylor & Martin Group, Inc. will merge with and into the Company, and the Company will become a wholly owned subsidiary of Taylor & Martin Group Inc. Each share of the Company’s common stock will be exchanged for one share of the common stock of Taylor & Martin Group, Inc.

(b)	Non-Exclusive Sublicense Agreement and Related Promissory Notes

The Company and Taylor & Martin Group, Inc. executed the Non-Exclusive Sublicense Agreement dated November 18, 2011, whereby, on the IPO date, Taylor & Martin Group, Inc. will pay to the Company a sublicense fee equal to the combined outstanding principal balance and accrued interest owing under the Amended and Restated License Fee Note from the cash proceeds of the IPO. The Amended and Restated License Fee Note, dated November 18, 2011, made by the Company in favor of PrimeValue Founder Company, has a stated principal balance of $3,546,171.23 and began accruing 4.9349% annual interest on May27, 2011. Relatedly, PrimeValue Founder Company executed two promissory notes, contingently payable, in favor of SABA Group, LLC, (i)the first dated February9, 2011 (and amended on March 24, 2011) for a stated principal balance of $3,150,000 that bears 5% annual interest and (ii) the second dated May27, 2011 for a stated principal balance of $350,000 that bears 5% annual interest.

(6)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through May 14, 2012, the date at which the consolidated financial statements were available to be issued, and determined there are no other items to disclose.

KPMG LLP
811 Main Street Houston, TX 77002

Independent Accountants’ Report

The Board of Directors

Taylor & Martin Enterprises, Inc.:

We have audited the accompanying consolidated balance sheet of Taylor & Martin Enterprises, Inc. (the Company) as of December 31, 2011, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audit. The consolidated financial statements of the Company as of December 31, 2010 were audited by other auditors whose report dated March 2, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides, a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taylor & Martin Enterprises, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating financial information presented on pages 14—16 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

KPMG LLP

Houston, Texas

May 14, 2012

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

Hocking & Reid, LLC

Certified Public Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

Taylor & Martin Enterprises, Inc.

We have audited the accompanying consolidated balance sheet of Taylor & Martin Enterprises, Inc. as of December 31, 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taylor & Martin Enterprises, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating financial information presented on pages 16—18 are presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Lincoln, Nebraska

March 2, 2011

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidated Balance Sheets

December 31, 2011 and 2010

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$1,373,384	180,950
Accounts and notes receivable, net of allowance of $23,082 in 2011 and 2010	1,107,902	729,298
Inventories	82,952	379,736
Prepaid expenses and other	29,462	22,059

Total current assets	2,593,700	1,312,043

Property and equipment, net	4,678,036	5,017,999
Goodwill	978,129	978,129

Leasing operation assets:
Accounts receivable, net of allowance of $3,922 and $5,538 in 2011 and 2010, respectively	44,580	76,552
Prepaid expenses	625	9,825
Equipment, net	1,854,776	2,106,082
Investment in direct financing leases, net of allowance of $132,694 and $125,078 in 2011 and 2010, respectively	1,508,275	1,729,015

	3,408,256	3,921,474

	$11,658,121	11,229,645

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidated Balance Sheets

December 31, 2011 and 2010

	2011	2010
Liabilities and Stockholders’ Equity
Current liabilities:
Outstanding checks in excess of bank balance	$—	2,345,133
Current maturities of long-term debt	761,495	283,846
Current maturities of stock redemption note payable	—	306,286
Accounts payable	1,243,543	185,583
Accrued expenses	913,577	992,104
Distributions payable	1,475,000	1,125,000

Total current liabilities	4,393,615	5,237,952

Long-term debt, net of current portion	1,120,700	1,881,440
Leasing operation liabilities:
Notes payable	—	267,465
Accrued expenses	1,720	1,989
Deferred income	231,306	287,470

Total liabilities	233,026	556,924

Stockholders’ equity:
Common stock, $0.10 par value. Authorized, 496,437 shares; 57,308 shares issued and outstanding in 2011 and 2010	5,731	5,731
Notes receivable—stockholders	(82,814)	(108,545)
Retained earnings	5,987,863	3,656,143

Total stockholders’ equity	5,910,780	3,553,329

	$11,658,121	11,229,645

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidated Statements of Income

Years ended December 31, 2011 and 2010

	2011	2010
Revenue:
Sales, commissions, and other net gains	$20,262,451	16,360,069
Lease income	1,032,574	1,112,928

	21,295,025	17,472,997
Costs and expenses:
Cost of goods sold	2,831,613	1,178,843
Operating expenses	13,111,677	12,605,651

Operating income	5,351,735	3,688,503

Other income (expense):
Interest income	11,564	19,901
Interest expense	(85,897)	(119,072)
Other	54,318	6,310

	(20,015)	(92,861)

Net income	$5,331,720	3,595,642

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2011 and 2010

	Common stock	Notes receivable— shareholders	Retained earnings	Total
Balance, December 31, 2009	$5,755	(133,389)	2,139,677	2,012,043

Redemption of common stock	(24)	—	(79,176)	(79,200)
Net income	—	—	3,595,642	3,595,642
Payments on notes receivable—stockholders	—	24,844	—	24,844
Distributions	—	—	(2,000,000)	(2,000,000)

Balance, December 31, 2010	5,731	(108,545)	3,656,143	3,553,329

Net income	—	—	5,331,720	5,331,720
Payments on notes receivable—stockholders	—	25,731	—	25,731
Distributions	—	—	(3,000,000)	(3,000,000)

Balance, December 31, 2011	$5,731	(82,814)	5,987,863	5,910,780

See accompanying notes to consolidated financial statements.

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net income	$5,331,720	3,595,642
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,244,680	1,267,905
Deferred income	(56,164)	31,120
Allowance for bad debts	6,000	6,000
Gain on sale of property and equipment	(24,229)	(510)
Changes in:
Accounts and notes receivable	(345,016)	264,740
Inventories	296,784	(82,164)
Prepaid expenses and other	1,797	344
Accounts payable and accrued expenses	979,164	(3,388,910)

Net cash provided by operating activities	7,434,736	1,694,167

Cash flows from investing activities:
Proceeds from sale of equipment	367,069	587,297
Payments received on notes receivable—stockholders	25,731	24,844
Purchases of property and equipment	(996,251)	(1,423,509)
Proceeds disbursed for direct financing leases	(1,411,061)	(1,607,116)
Payments received on direct financing leases	1,624,185	1,613,770

Net cash used in investing activities	(390,327)	(804,714)

Cash flows from financing activities:
Outstanding checks in excess of bank balance	(2,345,133)	2,095,367
Payments on long-term debt	(283,091)	(272,993)
Principal payments on notes payable, leasing	(267,465)	(644,039)
Principal payments on stock redemption note payable	(306,286)	(292,537)
Distributions paid	(2,650,000)	(1,870,000)
Redemption of common stock	—	(79,200)

Net cash used in financing activities	(5,851,975)	(1,063,402)
Increase (decrease) in cash and cash equivalents	1,192,434	(173,949)
Cash and cash equivalents—beginning of year	180,950	354,899

Cash and cash equivalents—end of year	$1,373,384	180,950

Supplemental disclosure of cash flows information:
Cash paid for:
Interest	$102,275	132,162
Supplemental disclosure of noncash financial information:
Distributions declared but not paid	$1,475,000	1,125,000

See accompanying notes to consolidated financial statements.

(1)	Nature of Operations and Summary of Significant Accounting Policies

(a)	Nature of Operations

Taylor & Martin Enterprises, Inc. (the Company), through its subsidiaries, earns its revenues from commissions for auctions, remarketing, and leasing of over-the-road tractors and trailers. Substantially, all of its customers are either independent contract carriers or dealers in truck sales throughout the United States. Certain 2010 amounts have been reclassified to conform to 2011 presentation.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Taylor & Martin Inc.—Auctioneers and Preferred Leasing, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

(c)	Revenue Recognition

The Company recognizes revenue related to auction commissions upon settlement at the conclusion of each auction and lease income is recognized over the life of each lease.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. At December31, 20 11 and 2010, cash equivalents consisted of money market accounts.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash deposits.

(f)	Accounts and Notes Receivable

The Company’s policy is to require full settlement on the day of each auction. Certain approved transactions may extend full settlement for a short period of time after the auction.

The Company extends credit to its customers related to its leasing operation and transportation services.

Accounts and notes receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

(g)	Inventory

Inventories, consisting primarily of tractors and trailers held for resale, are valued at the lower of cost, using the specific identification method, or market.

(h)	Property and Equipment

Property and equipment are recorded at cost. The Company computes depreciation using accelerated and straight-line methods over the estimated useful life of each asset.

(i)	Goodwill

The Company has adopted the provisions of FASBAccounting Standards Codification Section360, Intangibles—Goodwill and Other, whereby goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill are not recognized in the consolidated financial statements.

(j)	Leasing Arrangements

The Company’s leasing operations consist principally of leasing over-the-road tractors and trailers under operating lease agreements and direct financing leases, which are generally for periods of two to five years. Substantially all of its customers are small trucking firms and independent contract carriers. Gains and losses related to the ultimate sale of leased equipment are included in lease income in the accompanying consolidated financial statements.

(k)	Income Taxes

The Company elected S Corporation status effective January 1, 2005. Earnings and losses after that date will be included in the personal tax returns of the stockholders and taxed depending on their personal tax strategies.

Accordingly, the Company will not incur additional income tax obligations other than for built-in gains taxes from income existing on the date of the S Corporation election.

(l)	Deferred Income

Deferred income consists of advance rent payments and advance final payments under various lease agreements. Advance rent payments are amortized into income over the life of the lease on a straight-line basis, which materially approximates the interest method.

(2)	Property and Equipment

	December 31
	2011	2010
Land and land improvements	$2,737,145	2,737,145
Buildings	3,124,151	3,124,151
Furniture, fixtures, and equipment	3,335,590	3,283,670

Transportation equipment	3,733,338	3,573,160
	12,930,224	12,718,126
Less accumulated depreciation	8,252,188	7,700,127

	$4,678,036	5,017,999

(3)	Leasing Equipment

	December 31
	2011	2010
Trucks and trailers	$3,201,445	3,367,815
Less accumulated depreciation	1,346,669	1,261,733

	$1,854,776	2,106,082

Depreciation expense relating to the leasing operation was $683,594 and $712,350 for the years ended December 31, 2011 and 2010, respectively.

(4)	Direct Financing Leases

The Company is the lessor of truck tractors and trailers under direct financing leases expiring in various years through 2016.

Following is a summary of the components of the Company’s net investment in direct financing leases at December 31, 2011 and 2010:

	December 31
	2011	2010
Total minimum lease payments to be received	$1,834,481	2,207,386
Unearned interest income	(193,512)	(353,293)

	1,640,969	1,854,093
Allowance for doubtful accounts	(132,694)	(125,078)

	$1,508,275	1,729,015

Minimum lease payments to be received each year are as follows:

2012	$781,125
2013	473,346
2014	342,190
2015	43,186
2016	1,122

$1,640,969

(5)	Credit Facility

At December 31, 2011, the Company has available a line of credit in the amount of $4,000,000 with a national lending institution. This note agreement is due for renewal in May 2012.

This note bears interest at the greater of (a)5.0% or (b) the reference rate of the bank plus 1.5% (December 31, 2011 – 4.5%), and is secured by substantially all assets of the Company and the stock of the Company. The note is also guaranteed by the shareholders of the Company. There were no outstanding borrowings under this agreement at December31, 20 11 and 2010. This note contains provisions, which, among other things, require the Company to maintain a minimum amount of equity and limit or prohibit additional borrowings, sale of assets, distributions, fixed asset additions, and sale or acquisition of its stock.

(6)	Long-Term Debt

	December 31
	2011	2010
Contract payable (A)	$705,999	935,714
Mortgage payable (B)	1,176,196	1,229,572
Less current maturities	(761,495)	(283,846)

	$1,120,700	1,881,440

(A)	Contract payable arising from the purchase of transportation equipment; collateralized by such equipment; payable in monthly installments of $20,893, including interest at 0.75% less than the bank’s reference rate (2.5% at December 31, 2011), due May 2012.
(B)	Mortgage payable from the development of property; collateralized by such property; payable in monthly installments of $7,500, including interest at 0.75% less than the bank’s reference rate (3.00% at December 31, 2011), due August 2013.

Annual maturities of long-term debt at December31, 20 11 are as follows:

2012	$761,495
2013	1,120,700

$1,882,195

(7)	Accounts Payable

	December 31
	2011	2010
Auction proceeds payable	$1,215,200	53,786
Other trade payables	28,343	131,797

	$1,243,543	185,583

(8)	Notes Payable – Leasing Operations

	December 31
	2011	2010
Notes payable, bank	$—	267,465
Less current maturities	—	(198,878)

	$—	68,587

These notes payable are included in the accompanying consolidated balance sheets with noncurrent leasing operation liabilities to be consistent with the leasing operation equipment that collateralizes this note. These notes payable contain borrowings under a $2,000,000 line of credit agreement for the purpose of financing the purchase of tractor and/or trailer units for lease. These agreements are subject to an annual extension review by the creditor. The individual notes are payable monthly including interest ranging from 4.86% to 5.40%. The individual notes mature on various dates through 2012 and are collateralized by the tractor and/or trailer units and an assignment of the related leases. There were no borrowings under this line of credit at December 31, 2011.

(9)	Interest Expense

Total interest expense incurred was $92,618 and $143,268 for the years ended December31, 20 11 and 2010, respectively. Interest expense related to leasing operations of $6,721 and $24,196 for the years ended December 31, 2011 and 2010, respectively, is included in operating expenses.

(10)	Income Taxes

The Company has adopted FASBAccounting Standards Codification Section 740, Income Taxes. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as “more-likely than-not” to be sustained by the taxing authority and requires measurement of a tax position meeting the more likely than not criterion, based on the largest benefit that is more than 50% likely to be realized. At adoption, companies must adjust their financial statements to reflect only those positions that are more likely than not to be sustained as of the adoption date. The Company has elected S Corporation status as permitted by the Internal Revenue Code. As shareholders in an S Corporation, each stockholder is required to report on their individual tax returns, their allocable share of income, gains, losses, and deductions of the Company. Thus, no provision has been made for federal or state income taxes in these consolidated financial statements. As required, the Company adopted this standard effective January 1, 2009 for all open tax years and has determined that no material uncertain tax benefits exist as of December31, 2011 and 2010. Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December31, 2011 and 2010, there were no interest or penalties recorded in the accompanying consolidated financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to December31, 2008.

(11)	Profit Sharing Plan

The Company and its subsidiaries have a profit sharing plan covering all of its employees. The Company’s contributions to the plan are determined annually by the board of directors. Contributions are limited to 15% of eligible compensation paid to active participants during the plan year. Contribution expense to the plan amounted to approximately $150,000 and $133,000 for the years ended December31, 2011 and 2010, respectively.

(12)	Operating Leases

The Company, through its subsidiary, Preferred Leasing, Inc., is the lessor of truck tractors and trailers under operating leases expiring in various years through 2016.

Minimum future rentals to be received on noncancelable leases, as of December 31, 2011, for each of the next five years and in the aggregate are as follows:

2012	$1,861,290
2013	1,447,967
2014	1,134,366
2015	501,185
2016	222,163

$5,166,971

(13)	Equity Transactions

During the year ended December 31, 2010, the Company redeemed 240 shares from a certain stockholder for $79,200, which was recorded as a reduction of retained earnings and capital stock.

(14)	Notes Receivable—Stockholders

In conjunction with its S Corporation election, the Company entered into notes receivable agreements with certain stockholders. These note receivable agreements amortize ranging from 9 to 15 years and include interest from 0.0%—4.68%. These note receivables are secured by the stockholders’ stock in the Company and are presented as a contra equity account in the accompanying consolidated financial statements.

Aggregate annual maturities of notes receivable—stockholders at December 31, 2011 are as follows:

2012	$26,645
2013	56,169

$82,814

(15)	Stock Redemption Note Payable

	December 31
	2011	2010
Stock redemption note payable	$—	306,286
Less current maturities	—	(306,286)

	$—	—

The stock redemption note payable accrues interest at a rate of 4.7% with principal and interest payments of $321,238 due annually through 2012. This note was paid in full on January24, 2011.

(16)	Subsequent Events

Subsequent events have been evaluated through May 14, 2012, which is also the date these consolidated financial statements were available to be issued.

Supplemental Information

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidating Balance Sheet

December 31, 2011

	Taylor & Martin Enterprises, Inc.	Taylor & Martin, Inc.— Auctioneers	Preferred Leasing, Inc.	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$30,888	902,311	440,185	—	1,373,384
Accounts and notes receivable, net	—	1,107,902	—	—	1,107,902
Due from affiliates	—	20,247,669	—	(20,247,669)	—
Inventories	—	82,952	—	—	82,952
Prepaid expenses and other	7,040	22,422	—	—	29,462

Total current assets	37,928	22,363,256	440,185	(20,247,669)	2,593,700

Investment in subsidiaries	26,537,342	—	—	(26,537,342)	—
Property and equipment, net	—	4,678,036	—	—	4,678,036
Goodwill	978,129	—	—	—	978,129

Leasing operation assets:
Accounts receivable, net	—	—	44,580	—	44,580
Prepaid expenses	—	—	625	—	625
Equipment, net	—	—	1,854,776	—	1,854,776
Investment in direct financing leases	—	—	1,508,275	—	1,508,275

	—	—	3,408,256	—	3,408,256

	$27,553,399	27,041,292	3,848,441	(46,785,011)	11,658,121

Supplemental Information

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidating Balance Sheet

December 31, 2011

	Taylor & Martin Enterprises, Inc.	Taylor & Martin, Inc.— Auctioneers	Preferred Leasing, Inc.	Eliminations	Consolidated
Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of long-term debt	$—	761,495	—	—	761,495
Accounts payable	—	1,243,543	—	—	1,243,543
Due to affiliates	20,162,438	—	85,231	(20,247,669)	—
Accrued expenses	5,181	908,396	—	—	913,577
Distributions payable	1,475,000	—	—	—	1,475,000

Total current liabilities	21,642,619	2,913,434	85,231	(20,247,669)	4,393,615

Long-term debt, net of current portion	—	1,120,700	—	—	1,120,700
Leasing operation liabilities:
Accrued expenses	—	—	1,720	—	1,720
Deferred income	—	—	231,306	—	231,306

	—	—	233,026	—	233,026

Total liabilities	21,642,619	4,034,134	318,257	(20,247,669)	5,747,341

Stockholders’ equity:
Common stock	5,731	136,900	1,000	(137,900)	5,731
Additional paid-in capital	—	—	49,000	(49,000)	—
Notes receivable—stockholders	(82,814)	—	—	—	(82,814)
Retained earnings	5,987,863	22,870,258	3,480,184	(26,350,442)	5,987,863

	5,910,780	23,007,158	3,530,184	(26,537,342)	5,910,780

	$27,553,399	27,041,292	3,848,441	(46,785,011)	11,658,121

See accompanying independent accountants’ report.

Supplemental Information

TAYLOR & MARTIN ENTERPRISES, INC.

Consolidating Statement of Income

Year ended December 31, 2011

	Taylor & Martin Enterprises, Inc.	Taylor & Martin, Inc.— Auctioneers	Preferred Leasing, Inc.	Eliminations	Consolidated
Revenue:
Sales, commissions, and other net gains	$—	20,262,451	—	—	20,262,451
Lease income	—	—	1,032,574	—	1,032,574
Earnings of subsidiaries	5,330,140	—	—	(5,330,140)	—
Management fee	60,000	—	—	(60,000)	—

	5,390,140	20,262,451	1,032,574	(5,390,140)	21,295,025
Costs and expenses:
Cost of goods sold	—	2,831,613	—	—	2,831,613
Operating expenses	67,457	12,318,354	725,866	—	13,111,677

Operating income	5,322,683	5,112,484	306,708	(5,390,140)	5,351,735

Other income (expense):
Management fee	—	(60,000)	—	60,000	—
Interest income	3,864	7,423	277	—	11,564
Interest expense	(12,827)	(73,070)	—	—	(85,897)
Other	18,000	36,318	—	—	54,318

	9,037	(89,329)	277	60,000	(20,015)

Net income	$5,331,720	5,023,155	306,985	(5,330,140)	5,331,720

See accompanying independent accountants’ report.

KPMG LLP	Telephone	+1 713 319 2000
811 Main Street	Fax	+1 713 319 2041
Houston, TX 77002	Internet	www.us.kpmg.com

Independent Auditors’ Report

The President/Owner

Deanco Auction Group:

We have audited the accompanying combined balance sheets of Deanco Auction Group (the Company) as of December 31, 2011 and 2010, and the related combined statements of income and equity and cash flows for the years then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Deanco Auction Group as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Houston, Texas

May 14, 2012

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

DEANCO AUCTION GROUP

Combined Balance Sheets

December 31, 2011 and 2010

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$26,031	451,003
Trade receivables	560,738	756,905
Other receivables	116,132	80,097
Inventories	2,021,574	1,908,083
Other current assets	28,071	41,797

Total current assets	2,752,546	3,237,885
Property and equipment, net	4,676,851	5,328,639
Other assets	3,766	2,226

Total assets	$7,433,163	8,568,750

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$112,709	573,486
Short-term debt	3,219,171	4,183,044
Accounts payable	1,345,695	1,308,358
Accrued expenses	28,004	127,043

Total current liabilities	4,705,579	6,191,931
Long-term debt, less current portion	2,271,478	2,564,185
Equity (deficit)	456,106	(187,366)

	$7,433,163	8,568,750

See accompanying notes to combined financial statements.

DEANCO AUCTION GROUP

Combined Statements of Income and Equity

Years ended December 31, 2011 and 2010

	2011	2010
Auction and service revenues	$7,424,419	5,014,830
Equipment sales	11,010,206	8,005,011
Other operating revenues	16,250	5,450

Total operating revenues	18,450,875	13,025,291

Direct cost of services	1,440,468	1,260,618
Cost of goods sold	9,996,547	5,569,427

Cost of goods and services sold	11,437,015	6,830,045

Gross profit	7,013,860	6,195,246
Selling, general, and administrative expenses, excluding depreciation	3,080,887	2,892,763
Depreciation expense	317,925	307,647

Income from operations	3,615,048	2,994,836

Other income (expense):
Gain (loss) on disposal of assets	(19,174)	31,338
Interest expense	(317,984)	(419,554)
Interest income	—	5,996
Other income	29,393	40,596

Other expense, net	(307,765)	(341,624)

Net income	3,307,283	2,653,212
Beginning deficit	(187,366)	(2,259,914)
Equity contributions	757,167	657,205
Equity distributions	(3,420,978)	(1,237,869)

Ending equity (deficit)	$456,106	(187,366)

See accompanying notes to combined financial statements.

DEANCO AUCTION GROUP

Combined Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net income	$3,307,283	2,653,212
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	317,925	307,647
(Gain) loss on asset disposals	19,174	(31,338)
Changes in operating assets and liabilities:
Trade receivables	196,167	(182,089)
Other receivables	(36,582)	(59,155)
Inventories	(205,992)	(1,165,383)
Other current assets	13,726	4,228
Other assets	(1,540)	—
Accounts payable	37,337	822,376
Accrued expenses	(99,039)	63,161

Net cash provided by operating activities	3,548,459	2,412,659

Cash flows from investing activities:
Proceeds from asset disposals	424,000	637,412
Purchase of property and equipment	(109,311)	(610,122)
Loans to employees	(4,902)	(2,100)
Repayment of employee loans	5,450	4,202

Net cash provided by (used in) investing activities	315,237	29,392

Cash flows from financing activities:
Borrowings on short-term debt	7,448,658	5,803,432
Payments on short-term debt	(8,412,531)	(7,227,898)
Payments on long-term debt	(753,484)	(140,815)
Equity contributions	757,167	648,498
Equity distributions	(3,328,478)	(1,142,478)

Net cash used in financing activities	(4,288,668)	(2,059,261)

Net increase in cash and cash equivalents	(424,972)	382,790
Cash and cash equivalents at beginning of year	451,003	68,213

Cash and cash equivalents at end of year	$26,031	451,003

Supplemental disclosure of cash flow information:
Cash paid for interest	$408,171	342,895
Supplemental disclosure of noncash transactions:
Equity contributions:
Non-monetary payment of payable by shareholder	—	8,707
Equity distributions:
Distribution of inventory to shareholder	(92,500)	—
Distribution of property to shareholder	—	(95,391)

See accompanying notes to combined financial statements.

DEANCO AUCTION GROUP

Notes to Combined Financial Statements

December 31, 2011 and 2010

(1)	Organization and Summary of Significant Accounting Policies

(a)	Principles of Combination

The accompanying combined financial statements of Deanco Auction Group (collectively, the Group) represent the combined accounts of Deanco Auction Company of Mississippi, Inc., Deanco Auction and Real Estate Company, Inc., Deanco Auto Auction, Inc., and Deanco Auction Properties. Deanco Auction Company of Mississippi, Inc., Deanco Auction and Real Estate Company, Inc., and Deanco Auto Auction, Inc., are closely held S Corporations with a single, common shareholder. Deanco Auction Properties is a sole proprietorship whose proprietor is also the sole shareholder of Deanco Auction Company of Mississippi, Inc., Deanco Auction and Real Estate Company, Inc., and Deanco Auto Auction, Inc. All significant intercompany transactions and balances have been eliminated in combination.

(b)	Description of Business

Deanco Auction Company of Mississippi, Inc. was incorporated in the State of Mississippi in 2001. Deanco Auction Company of Mississippi, Inc. is in the business of providing auction services for and sales of construction and farm equipment.

Deanco Auction and Real Estate Company, Inc. was incorporated in the State of Alabama in 1998. Deanco Auction and Real Estate Company, Inc. is in the business of providing auction services for construction equipment, farm equipment, and real estate, as well as sales of construction and farm equipment.

Deanco Auto Auction, Inc. was incorporated in the State of Alabama in 2001. Deanco Auto Auction, Inc. is in the business of providing auction services for automobiles to dealers only.

Deanco Auction Properties is in the business of renting commercial real estate, strictly in support of the Group.

(c)	Use of Estimates

The preparation of combined financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and valuation of fixed assets, valuation of trade and other receivables, and valuation of inventory.

(d)	Cash and Cash Equivalents

The Group considers investments in highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2011 and 2010.

(Continued)

DEANCO AUCTION GROUP

Notes to Combined Financial Statements

December 31, 2011 and 2010

(e)	Trade Accounts Receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the combined statements of cash flows. In the normal course of business, the Group maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical write-offs adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Group reviews its allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write offs for 2011 and 2010 approximated $0, respectively. The Group does not have any off-balance-sheet credit exposure related to its customers.

(f)	Inventories

Inventories consisting primarily of agricultural and construction equipment, and vehicles, are stated at the lower of cost or market. Cost is determined using the specific-identification method.

(g)	Revenue Recognition

The Group recognizes revenue when the sales transaction is complete, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Shipping and transportations costs associated with a specific auctioned item for the benefit of the seller or buyer and charged to the respective buyer or consignor are recorded in sales. Shipping and transportation costs for the benefit of the Group are recorded in cost of sales as a direct expense.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the combined statements of income and equity.

In its role as auctioneer, the Group functions as an agent accepting property on consignment from its selling clients. The Group sells property as agent of the consignor, billing the buyer for property purchased, receiving payment from the buyer, and remitting to the consignor the consignor’s portion of the buyer’s payment after deducting the Group’s commissions, expenses, and applicable taxes. The Group’s commissions include those earned from the buyer (buyer’s premium revenue) and those earned from the consignor (seller’s commission revenue), both of which are calculated as a percentage of the hammer price of property sold at auction. Buyer’s premium and seller’s commission revenues are recognized at the time of the auction sale (i.e., when the auctioneer’s hammer falls) and are recorded net of commissions owed to third parties. Commissions owed to third parties are principally the result of limited situations when auction commissions are shared with consignors or with the Group’s partners in auction guarantees. In certain of these instances, the Group may share auction commissions with a consignor as part of an auction guarantee, typically in exchange for a portion of the hammer (sale) price in excess of a negotiated amount. In addition, auction commissions are occasionally shared with auction guarantee partners as a result of

(Continued)

DEANCO AUCTION GROUP

Notes to Combined Financial Statements

December 31, 2011 and 2010

management’s decision to reduce risk through sharing arrangements with such partners, whereby the Group reduces its financial exposure under an auction guarantee in exchange for sharing the auction commission. Also, in certain situations, an auction guarantee partner will assist the Group in valuing and marketing the property to be sold at auction.

(h)	Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of buildings and improvements are 15 to 39 years, while the estimated useful lives of furniture, fixtures, and equipment range from 5 to 15 years.

(i)	Other Current Assets

Other current assets consist of prepaid insurance premiums that are amortized over the life of the insurance policies on a straight-line method.

(j)	Advertising

Advertising and marketing expenditures are expensed as incurred. These costs are included within selling, general, and administrative expenses. Advertising and marketing expenditures amounted to $291,731 and $360,451 for the years ended December 31, 2011 and 2010, respectively.

(k)	Income Taxes

The three corporate entities within the Group have elected to be treated as pass-through entities for federal and state income tax purposes and, as such, are not subject to income taxes. Rather, all items of taxable income, deductions, and tax credits are passed through to and are reported by its sole shareholder on his respective income tax returns. All items of taxable income, deductions, and tax credits of the sole proprietorship within the Group are reported by the proprietor on his respective income tax returns. Each entity with the Group is required to file and does file their respective tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these combined financial statements do not reflect a provision for income taxes and the Group has no tax provisions which must be considered for disclosure.

Penalties and interest assessed by income taxing authorities are included in operating expenses. The federal income tax returns of the entities within the Group for 2011 and 2010 are subject to examination by the IRS generally for three years after they are filed.

(l)	Long-Lived Assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsection of Statement of Financial Accounting Standards (SFAS) Accounting Standards Codification (ASC) Subtopic 360-10, Property, Plant, and Equipment—Overall, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is

(Continued)

DEANCO AUCTION GROUP

Notes to Combined Financial Statements

December 31, 2011 and 2010

recognized to the extent that the carrying value exceeds its fair value. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment losses were recognized during the years ended December 31, 2011 and 2010.

(m)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(n)	Fair Value Measurements

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of December 31, 2011 and 2010, the Group did not have any financial assets or liabilities that are measured or disclosed at fair value on a recurring basis.

(2)	Significant Risks and Uncertainties Including Business and Credit Concentrations

Two companies within the Group, Deanco Auction Company of Mississippi, Inc. and Deanco Auction & Real Estate Company, Inc., provide auction services primarily for preowned agricultural and construction equipment, and, as a result, are significantly impacted by the economic forces of each respective industry. While the decline of the agricultural and construction industries has not reduced the availability of construction equipment for consignment, recent economic conditions have decreased consumer demand for major equipment purchases.

These factors, combined with the general slowdown in consumer spending caused by uncertainty about future market conditions, continue to adversely impact our customers’ profits and cash flows. As such, it is reasonably possible that the financial condition of our agricultural and construction equipment customers may deteriorate significantly from the current levels in the near term. The inventory, accounts receivable, and revenue losses resulting from such deterioration may have a severe impact on the operations of the Group.

(Continued)

DEANCO AUCTION GROUP

Notes to Combined Financial Statements

December 31, 2011 and 2010

Most of the Group’s customers are located in the Southeastern part of the United States. No single customer accounted for more than 5% of the Group’s sales in 2011 and 2010, or accounts receivable at December 31, 2011 or 2010.

(3)	Property and Equipment

Property and equipment consist of the following:

	2011	2010
Buildings and improvements	$2,827,604	2,818,704
Furniture, fixtures, and equipment	1,817,909	2,447,015
Land	1,889,438	1,888,138

	6,534,951	7,153,857
Less accumulated depreciation	(1,858,100)	(1,825,218)

	$4,676,851	5,328,639

Depreciation expense related to property and equipment and charged to operations totaled $317,925, and $307,647 for each of the years ended December 31, 2011 and 2010, respectively.

(4)	Debt

Short-term debt is used by the Group to finance inventory purchases and support operational cash flows throughout the year. The Group has lines of credit with various banking institutions. Rates are fixed between 3.25% and 6.25%, with one credit line at prime plus one (with a floor of 5.50%). The weighted average interest rate of short-term debt for 2011 and 2010 was 4.88% and 4.51%, respectively. The lines of credit are secured by accounts receivable, inventory, and real estate. Each line of credit is personally guaranteed by the sole shareholder. Total available credit on these lines of credit for 2011 and 2010 was $3,870,000 and $4,880,000, respectively.

(Continued)

DEANCO AUCTION GROUP

Notes to Combined Financial Statements

December 31, 2011 and 2010

The Group uses long-term debt to finance real property and major equipment purchases of the companies. The financing is secured by real property and major equipment. The interest rates for the long-term debt range from 4.00% to 7.19%. The weighted average interest rate of long-term debt for 2011 and 2010 was 6.44% and 5.92%, respectively.

	Rate	Maturity	2011	2010
Short-term debt:
Commercial Bank of MS	6.25%	2011	$—	412,845
Commercial Bank of MS	6.25	2012	654,965	—
Citizens Bank of Russellville	5.50	2012	670,000	700,000
Regions Bank	3.25	2012	234,666	242,838
Regions Bank	3.25	2012	234,350	244,033
Regions Bank	3.75	2012	316,596	389,306
Trinity Bank	5.00	2012	778,594	617,985
SunSouth Bank	4.00	2012	—	1,020,000
SunSouth Bank	4.00	2012	330,000	556,037

			$3,219,171	4,183,044

Long-term debt:
Commercial Bank of MS	4.00%	2011	$—	608,914
Commercial Bank of MS	4.00	2011	—	608,914
Commercial Bank of MS	5.38	2014	987,827	—
First Source Bank	6.97	2011	—	475,714
Wells Fargo Bank, N.A.	7.19	2013	1,396,359	1,444,129

			$2,384,186	3,137,671

The short-term debt lines of credit from the Commercial Bank of Mississippi are shown by loan renewal date; remaining balances on expiring credit lines were merged into the new line of credit as it was renewed in 2011.

In June 2011, notes from the Commercial Bank of Mississippi were modified and combined into one note. The amount included in the current portion of long-term debt for these notes as of December 31, 2010 is based on the terms of the modification. The new consolidated note is scheduled to mature in 2014.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2011 are:

	2012	2013	2014	2015	2016
Debt maturities	$112,709	116,626	120,834	125,355	130,212

(Continued)

DEANCO AUCTION GROUP

Notes to Combined Financial Statements

December 31, 2011 and 2010

(5)	Equity (Deficit)

Equity consists of the following:

	2011	2010
Owner’s equity	$401,287	270,163
Stockholder’s equity:
Common stock	3,000	3,000
Additional paid-in capital	51,819	193,117
Retained deficit	—	(653,646)

	54,819	(457,529)

	$456,106	(187,366)

Owner’s equity represents the equity related to Deanco Auction Properties. Common stock consists of the 1,000, $1.00 par value common shares issued and outstanding for each of the three S-corporations included in the Group.

(6)	Auction and Service Revenues

Auction and service revenues consist of commissions earned in the sale of consigned goods and are presented as the net of the sale price of the consigned goods, less the settlement due to the consignor.

	2011	2010
Consignment sales	$93,697,807	89,111,313
Less:
Consignor payments	(85,243,305)	(82,741,415)
Commissions	(367,546)	(598,823)
Sales tax remittances	(662,537)	(756,245)

Auction and service revenues	$7,424,419	5,014,830

(7)	Commitments and Contingencies

The Group is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Group’s combined financial position, results of operations, or liquidity.

(Continued)

DEANCO AUCTION GROUP

Notes to Combined Financial Statements

December 31, 2011 and 2010

(8)	Related-Party Transactions

In 2010, the Group partnered with Ray Dean, father of the sole shareholder of the Group, on the sale of equipment that resulted in commissions paid to Ray Dean totaling $250,000. Ray Dean is also the owner of Ray Dean Auction Company, which also did business with the Group in 2011 and 2010. Ray Dean Auction Company sold equipment at the Group’s auctions, at which, no consignor premiums were charged for equipment sold. Ray Dean Auction Company received auction settlements in 2011 and 2010 totaling $74,000 and $9,945, respectively. In November 2011, Ray Dean loaned Deanco Auction & Real Estate Company, Inc. $20,000, followed by an additional loan of $50,000 in December 2011. At December 31, 2011, the amount due to Ray Dean by Deanco Auction & Real Estate Company, Inc. totaled $70,000. The $70,000 loan from Ray Dean is included in accounts payables as of December 31, 2011. The loans were repaid in January 2012.

In 2011 and 2010, vehicles were sold on consignment by the Group for Wesley Dean, son of the sole shareholder. No consignor premiums were charged for the vehicles sold. The total settlements paid to Wesley Dean in 2011 and 2010 were $6,275 and $3,803, respectively.

(9)	Employee Benefit Plan

Deanco Auction & Real Estate Company, Inc., a company within the Group, established a profit sharing plan in 2001 for all eligible employees. The Board of Trustees for Deanco Auction and Real Estate Inc.’s profit sharing plan elected to forgo contributions to the Plan for the 2011 and 2010 plan years. The Company terminated the Plan on August 1, 2011, and plan assets were fully distributed by September 30, 2011.

No other employee benefit plans exist or have existed within the Group.

(10)	Subsequent Events

On March 5, 2012, Deanco Auction & Real Estate Company, Inc. entered into an agreement with Ray Dean, a related party, to lease certain land and buildings associated with the auction site of Deanco Auction

& Real Estate Company, Inc. The agreement specifies minimum rent payments of $50,000 per year, commencing on March 5, 2012, for a period of about five years. The lease will automatically renew each year until either party gives 30-day notice of cancellation of said lease. Minimum rents for 2012 will be $50,000 and each year thereafter until expiration of the lease on December 31, 2016.

On January, 12, 2012, the Group entered into a combination agreement with Taylor and Martin Group, Inc. (TMG) pursuant to which, effective substantially contemporaneously with, and contingent upon the consummation of an initial public offering (IPO) of shares by TMG, 100% of the common stock and owner’s equity of the Group will be acquired by TMG and the Group will become a wholly owned subsidiary of TMG. The combination agreement may be terminated by either party if not closed on or before November 30, 2012.

Subsequent events have been evaluated through May 14, 2012, which is the date the combined financial statements were issued.

KPMG LLP
811 Main Street
Houston, TX 77002

Independent Auditors’ Report

The Shareholder

Image Microsystems, Inc.:

We have audited the accompanying balance sheets of Image Microsystems, Inc. as of December 31, 2011 and 2010, and the related statements of income and retained earnings, and cash flows for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Image Microsystems, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Houston, Texas

May 14, 2012

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

IMAGE MICROSYSTEMS, INC.

Balance Sheets

December 31, 2011 and 2010

	2011	2010
Assets
Current assets:
Cash	$305,027	79,522
Accounts receivable	2,231,081	716,318
Prepaid expenses	120,938	15,907
Inventory	664,818	408,097
Loans to employees	976	—

Total current assets	3,322,840	1,219,844

Fixed assets:
Computer equipment and software	45,412	21,751
Manufacturing equipment	208,591	270,999
Furniture and fixtures	1,900	1,900
Vehicles	33,815	—
Leasehold improvements	44,862	—
Kyle equipment and leasehold improvements	3,028,303	—

	3,362,883	294,650
Accumulated depreciation	(140,436)	(218,738)

Total fixed assets	3,222,447	75,912

Other assets:
Security deposits	47,309	47,309
Organization costs	—	140
Due from related company	—	19,634

Total assets	$6,592,596	1,362,839

Liabilities and Shareholder Equity
Current liabilities:
Revolving promissory note	$185,000	—
Current installment of long-term promissory note	153,000	—
Accounts payable	2,141,017	963,725
Payroll taxes payable	23,823	62,348
Other current liabilities	557	2,769
Accrued liabilities	205,611	62,207

Total current liabilities	2,709,008	1,091,049

Noncurrent liabilities:
Deferred rent	68,688	93,403
Long-term promissory note	1,236,760	—
Due to related company	16,629	—

Total liabilities	4,031,085	1,184,452

Shareholder’s equity:
Capital stock	1,000	1,000
Retained earnings	2,560,511	177,387

Total shareholder’s equity	2,561,511	178,387

Total liabilities and shareholder’s equity	$6,592,596	1,362,839

See accompanying notes to financial statements.

IMAGE MICROSYSTEMS, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2011 and 2010

	2011	2010
Revenue:
Product revenue	$11,995,660	4,748,073
Reconditioning services	7,719,667	4,983,804
Recycling	165,754	61,042
Plastics manufacturing	12,778	—

Total revenue	19,893,859	9,792,919

Operating expenses:
Cost of product sales	4,567,040	1,957,807
Cost of parts for reconditioning services	2,387,577	1,216,929
Recycling freight	96,883	12,000
Cost of plastics manufacturing	136,233	—
Payroll expenses	4,852,407	3,044,981
Contract labor	1,895,339	1,249,530
Payroll taxes and benefits	1,087,250	492,361
Occupancy expenses	1,417,758	1,031,696
Selling and administrative expenses	762,541	231,269
Depreciation expenses	118,647	94,905
Other	179,205	143,807

Total operating expenses	17,500,880	9,475,285

Operating income	2,392,979	317,634
Other expense:
Interest expense	(9,855)	(468)

Net income	2,383,124	317,166
Retained earnings (deficit):
Beginning	177,387	(139,779)

Ending	$2,560,511	177,387

See accompanying notes to financial statements.

IMAGE MICROSYSTEMS, INC.

Statements of Cash Flow

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net income	$2,383,124	317,166
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,647	94,905
Changes in operating assets and liabilities:
Operating cash overdraft	—	(407,272)
Accounts receivable	(1,514,763)	551,810
Inventories	(256,721)	(94,807)
Prepaid expenses	(105,031)	(15,908)
Loans to employees	(976)	—
Due to/from related company	36,263	(600,234)
Due to shareholder	—	(370,278)
Security deposits	—	6,669
Organization costs	140	—
Accounts payable	1,177,292	407,636
Payroll tax liabilities	(38,525)	62,348
Other current liabilities	(2,212)	(20,289)
Accrued liabilities	143,404	62,207
Deferred rent	(24,715)	98,079

Net cash provided by operating activities	1,915,927	92,032

Cash flows from investing activities:
Purchases of property and equipment	(3,265,182)	(15,510)

Cash used in investing activities	(3,265,182)	(15,510)

Cash flows from financing activities:
Proceeds from revolving promissory note	185,000	—
Proceeds from long term promissory note	1,389,760	—

Net cash provided by financing activities	1,574,760	—

Net increase in cash	225,505	76,522

Cash and cash equivalents:
Beginning of year	79,522	3,000

End of year	$305,027	79,522

Supplemental disclosures of cash flow information:
Interest paid	$9,855	468
Taxes paid	36,698	12,655

See accompanying notes to financial statements.

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Image Microsystems, Inc. (the Company) is a reverse logistics company located in Austin, Texas. The Company’s innovative technology solutions securely refurbish, reuse, and recycle electronics equipment. The Company receives electronics from various sources. The Company’s service teams disassemble the products, determine the feasibility of recovery, and then complete the process of reconditioning products for resale. If determined otherwise, the component parts are separated and sold to recycling dealers. The Company is ISO 9000 certified and has approximately 100 employees. The Company’s product offerings are “e-waste recycling,” “asset recovery,” and sign manufacturing, which is a patented process for manufacturing products from recycled materials.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and valuation of fixed assets, and the valuation of accounts receivable, inventory, and contingencies.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2011 and 2010. Changes in book cash overdrafts are classified in the statement of cash flows as an operating activity.

(d)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows. The Company has not maintained an allowance for doubtful accounts for estimated losses due to past experience. The Company considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for 2011 and 2010 approximated $32,000 and $109,000, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

(e)	Inventories

Inventories comprise finished parts or subassemblies used in the repair or reconditioning of computers or peripheral equipment. Inventory is purchased from third-party vendors and is stated at the lower of cost or market using the first-in, first-out method (FIFO).

(Continued)

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements

December 31, 2011 and 2010

(f)	Revenue Recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of accounts receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. The Company also provides reconditioning and recycling services. The Company invoices services and recognizes revenue based on contract terms ratably over the service period or as services are provided on a volume basis. In some cases, the Company provides shipping and transportation of products to the customer through third party carriers and records the expense in Cost of Sales. In turn the Company records revenue for the freight and other charges.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of income.

(g)	Fixed Assets

Fixed assets are stated at cost.

Depreciation on fixed assets is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of fixed assets range from three to five years. Total depreciation expense for the years ended December 31, 2011 and 2010 was $118,647 and $94,905, respectively.

(h)	Maintenance Costs

The Company incurs maintenance costs on its major equipment. Repair and maintenance costs are expensed as incurred.

(i)	Other Current Assets

Other current assets consist of prepaid insurance.

(j)	Research and Development and Advertising Costs

Research and development and advertising costs are expensed as incurred. Research and development costs in conjunction with the new sign manufacturing business amounted to $94,848 for the year ended December 31, 2011. Advertising costs amounted to $117,971 and $38,624 for the years ended December 31, 2011 and 2010, respectively.

(k)	Income Taxes

The Company is an S Corporation under the provisions of the Internal Revenue Code and no income tax is recorded at the corporate level. The Company is subject to Texas Franchise Tax and the tax is recorded as an operating expense.

(l)	Long-Lived Assets

Long-lived assets, including fixed assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset or asset group be tested for possible impairment, the

(Continued)

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements

December 31, 2011 and 2010

Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment losses were recognized in the years ended December 31, 2011 and 2010.

(m)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(2)	Significant Risks and Uncertainties Including Business and Credit Concentrations

The Company is in the reverse logistics industry. It receives back from various markets electronics that have failed in operation and need repair or permanent disposal. In this latter event, the Company is a preeminent recycling company of electronics. Upon receipt of electronics, the Company disassembles the product and determines if it repairable. If not, it is further disassembled into component materials, which are prepared and bundled for sale to recycling distribution channels. If repairable, the Company reconditions subassemblies and parts. These products are put in inventory and are sold to businesses that sell components. The Company has the core competencies, facilities, and working capital to process current levels of products returned by customers.

The Company has approximately 125 customers. In 2011, four customers represent approximately 70% of revenue with three of those customers representing 25%, 23%, and 14%, respectively. In 2010, five customers represent approximately 82% of revenue with four of those customers representing 32%, 21%, 11%, and 11%, respectively. The Company has benefited from maintaining relationships with customers with large consistent sales volumes. The Company is reliant on these customers for their level of activity and the loss of any of these customers may have a material impact on our results of operations.

The Company is subject to regulation for the operations of disassembling and working with hazardous materials in technical electronic products. In addition, the Company is also subject to environmental regulations regarding recycling of component materials. The Company must have the resources to maintain compliance with regulations.

The Company is secondarily subject to general market conditions, seasonality, market acceptance, and performance levels of products carried by customers. General economic conditions have an overall effect on the volumes of technological equipment sold. General market acceptance and performance levels of the technology products handled by the Company ultimately affect business volumes.

(3)	Related-Party Transactions

To better serve customers, from time to time, the Company sold and purchased products and parts from a related company, Image Microsystems, Inc. (California) owned by the Company’s shareholder. The transactions were evidenced by normal billing and payable accounting. The Company sold products and parts, net of purchases, to the related company during 2011 and 2010, amounting to $420,000 and $751,000, respectively. At December 31, 2011 and 2010, amounts due to (from) this related company were $16,629 and ($19,634), respectively.

(Continued)

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Leases

The Company leases its administrative, operational, and warehouse facilities of 96,000 square feet under a long-term lease originating June 1, 2005. In September 2009, the Company modified this lease to extend the lease term through July 2018. The Company entered into a new lease of 100,000 square feet for the new plastics manufacturing operation, commencing October 1, 2011 for five years. The Company pays monthly rent of $68,314 plus allocation of common area maintenance, insurance, property management fee, and real estate tax of approximately $18,000 per month. The Company accounts for these leases as operating leases.

Minimum operating lease payments for the next five years are as follows:

2012	$800,809
2013	795,033
2014	845,252
2015	879,485
2016 and thereafter	1,780,608

(5)	Debt

Long-term debt at December 31, 2011 and 2010 consists of the following:

	000000	000000
	2011	2010
Promissory note	$1,389,760	—
Less current installments	(153,000)	—

	$1,236,760	—

On October 6, 2011, the Company borrowed $1.390 million under a Promissory (the Note) from Compass Bank, Austin, Texas, to fund the acquisition of certain equipment for the new Kyle, Texas, plastics operations. The Note accrues interest at the lesser of the Contract Rate or Maximum Rate, but never less than 3.70%. The Contract Rate is LIBOR in effect on the first day of the Fixed Rate Term plus 3.50%. The length of each Fixed Rate Term is one month. The Maximum Rate means the greater of (1) the highest rate permitted by applicable federal law, or (2) a rate per annum equal to the indicated rate ceiling determined weekly in accordance with the computation specified in Section 303.003, Texas Finance Code. Principal and interest in arrears are payable monthly according to an amortization schedule. The Note is secured by a security interest in the personal property and is further secured individually by the shareholder. As of December 31, 2011, the interest rate is 3.738%.

(Continued)

IMAGE MICROSYSTEMS, INC.

Notes to Financial Statements

December 31, 2011 and 2010

The Note is to be paid in 84 months and the aggregate maturities of the Note for each of the five years subsequent to December 31, 2011 are as follows:

2012	$153,000
2013	175,000
2014	186,000
2015	197,000
2016 and thereafter	678,760

The Company’s Revolving Promissory Note (Revolving Note), entered into on December 6, 2011, provides for $500,000 in borrowings. Borrowings under the Revolving Note were $185,000 and $0 as of December 31, 2011 and 2010, respectively. Amounts borrowed bear interest at the Contract Rate, which is the lesser of the Prime Rate plus 1% or Maximum Rate (which is the greater of (1) the highest rate permitted by applicable federal law, or (2) a rate per annum equal to the indicated rate ceiling determined weekly in accordance with the computation specified in Section 303.003, Texas Finance Code), but never less than 4%, payable monthly and by December 6, 2012. The Revolving Note is secured individually by the shareholder. As of December 31, 2011, the interest rate is 4.25%. At December 31, 2011, the Company had remaining borrowing capacity of $315,000 under the Revolving Note.

The Note and Revolving Note includes quarterly restrictive covenant requirements beginning with quarter ending December 31, 2011 for Debt Service Coverage, Tangible Net Worth, and Debt to Tangible Net Worth. The Company was in compliance with the debt covenants for the Note and Revolving Note at December 31, 2011.

(6)	Accrued Expenses

Accrued expenses consisted of the following at December 31, 2011 and 2010:

	2011	2010
Accrued expenses:
Payroll	$85,653	32,837
Business insurance	3,678	(1,581)
Lawsuit settlement	36,280	—
Franchise tax	80,000	30,951

	$205,611	62,207

(Continued)

(7)	Shareholder’s Equity

The holder of the share common stock is entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, is entitled to receive all assets available for distribution to the shareholder. There is one share issued and outstanding at December 31, 2011 and 2010.

(8)	Subsequent Events

The owner of the Company (Shareholder) entered into a combination agreement dated February 6, 2012 with Taylor and Martin Group, Inc. (TMG) pursuant to which, effective substantially contemporaneously with, and contingent upon, the consummation of an initial public offering (IPO) of shares by TMG, the Company’s asset recovery and depot repair operations (to include the Image Microsystems brand and all related intellectual property) (the Recovery Business) will be acquired by TMG in exchange for a combination of cash and TMG stock and the Recovery Business will become a wholly owned subsidiary of TMG. The combination agreement is subject to a number of customary closing conditions and may be terminated by either party if the IPO is not consummated prior to November 30, 2012.

Prior to closing, the Shareholder will cause reorganization whereby the business and assets of the sign manufacturing operations (which began in 2011) will be retained by the Shareholder. The following table represents a summary of unaudited proforma financial information of Image Microsystems, Inc. as of December 31, 2011, after giving effect to the reorganization and combination with TMG:

	Historical Image Microsystems, Inc.	(Unaudited) Recovery business	(Unaudited) Proforma Retained business
Revenue	$19,894,000	19,881,000	13,000
Net income (loss)	2,383,000	3,239,000	(856,000)

Assets	$6,593,000	3,556,000	3,037,000
Debt	(1,575,000)	(185,000)	(1,390,000)
Other liabilities	(2,456,000)	(1,665,000)	(791,000)
Deficit	(2,562,000)	(1,706,000)	(856,000)

The sale of the Recovery Business is not expected to have a significant impact on the ongoing operations of the Company’s sign manufacturing business.

KPMG LLP
811 Main Street
Houston, TX 77002

Independent Auditor’s Report

International Enterprises, Inc.:

We have audited the accompanying balance sheets of International Enterprises, Inc. as of December 31, 2011 and 2010, and the related statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Enterprises, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Houston, Texas

May 14, 2012

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Balance Sheets

December 31, 2011 and 2010

	2011	2010
Assets
Current assets:
Cash	$4,328,524	1,600,960
Accounts receivable	1,252,144	719,267
Inventory	3,324,498	4,490,037
Employee advances	3,081	3,000
Prepaid expenses	64,002	6,695

Total current assets	8,972,249	6,819,959

Property and equipment—at cost:
Computer	130,655	130,655
Equipment	142,313	131,002
Leasehold improvement	202,293	202,293
Furniture	20,844	20,844
Auto and trucks	3,535	3,535

	499,640	488,329

Less accumulated depreciation	347,210	324,028

Net property and equipment	152,430	164,301

Other assets:
Deposits	1,000	1,000
Note receivable	125,000	289,239

Total other assets	126,000	290,239

Total assets	$9,250,679	7,274,499

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	$936,594	328,544
Accrued and withheld taxes	10,768	4,040
Accrued expenses	469,411	136,690
Accrued profit sharing	134,296	43,952
Accrued other income taxes	35,626	—

Total current liabilities	1,586,695	513,226

Shareholder’s equity:
Common stock, at no par value. Authorized and issued 100 shares	20,000	20,000
Retained earnings	7,643,984	6,741,273

Total shareholder’s equity	7,663,984	6,761,273

Total liabilities and shareholder’s equity	$9,250,679	7,274,499

See accompanying notes to financial statements.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Statements of Income

Years ended December 31, 2011 and 2010

	2011	2010
Sales	$35,521,141	24,742,646
Cost of goods sold	27,821,935	20,290,708

Gross profit	7,699,206	4,451,938
Operating and administrative expenses	4,510,663	3,241,812

Income from operations	3,188,543	1,210,126

Other income:
Interest income—net	770	11,805
Lottery income	1,532	3,895
Miscellaneous income	1,793	9,256

	4,095	24,956

Net income	$3,192,638	1,235,082

See accompanying notes to financial statements.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Statements of Shareholder’s Equity

Years ended December 31, 2011 and 2010

				Total
	Common Stock		Retained	shareholder’s
	Shares	Amount	earnings	equity
Balances at December 31, 2009	200	$20,000	7,470,413	7,490,413
Net income	—	—	1,235,082	1,235,082
Distributions	—	—	(1,964,222)	(1,964,222)
Shares issued	—	—	—	—

Balances at December 31, 2010	200	20,000	6,741,273	6,761,273
Net income	—	—	3,192,638	3,192,638
Distributions	—	—	(2,289,927)	(2,289,927)
Shares issued	—	—	—	—

Balances at December 31, 2011	200	$20,000	7,643,984	7,663,984

See accompanying notes to financial statements.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:
Net income	$3,192,638	1,235,082
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	23,182	32,570
Decrease (increase) in operating assets:
Accounts receivable	(532,877)	456,320
Inventory	1,165,539	(3,444,441)
Employee advances	(81)	—
Prepaid expenses	(57,307)	41,860
Accounts payable	608,050	168,834
Accrued expenses	465,419	(327,891)

Total adjustments	1,671,925	(3,072,748)

Net cash provided by (used in) operating activities	4,864,563	(1,837,666)

Cash flows from investing activity:
Purchases of property and equipment	(11,311)	(7,499)
Proceeds from (financed) notes receivable	164,239	(99,239)

Net cash provided by (used in) investing activity	152,928	(106,738)

Cash flows from financing activities:
Deposits	—	1,000
Distributions to owner	(2,289,927)	(1,964,222)
Loan payable	—	(1,454,484)

Net cash (used in) financing activities	(2,289,927)	(3,417,706)

Net increase (decrease) in cash equivalents	2,727,564	(5,362,110)
Cash—beginning of year	1,600,960	6,963,070

Cash—end of year	$4,328,524	1,600,960

Supplemental information:
Income taxes paid	$39,000	89,000

See accompanying notes to financial statements.

(1)	Summary of Significant Accounting Policies

Nature of Operations

International Enterprises, Inc. operates as both the consolidated entity and an operating division. There are three operating divisions: International Enterprises Inc., Discount Outlet, and Relogistechs. The International Enterprises, Inc. division liquidates through a unique redistribution process excess hard and soft goods inventories and equipment for a large group of diverse customers. Discount Outlet, a retail store held under International Enterprises, Inc., sells merchandise to the general public. The Relogistechs division sells new, refurbished, and used telephone equipment. Relogistechs also sells consigned inventory which are recorded at net profit. Both divisions’ customer base is predominantly in North America.

(a)	Concentration of Risk

International Enterprises, Inc. maintains all of its cash accounts in commercial banks located in northeast Ohio. At times, the balances in these accounts may be in excess of federally insured limits.

(b)	Inventory

Inventory is stated at the lower of cost or market on a first-in, first-out basis. Inventory consists of various types of hard and soft goods merchandise and telephone equipment.

(c)	Property and Equipment

Property and equipment are stated at cost.

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Auto and trucks	5 years
Equipment, computers, and furniture	5—10 years
Leasehold improvements	10—40 years

Total depreciation for the years ended December 31, 2011 and 2010 was $23,181 and $32,570, respectively.

(d)	Use of Accounting Estimates

Management uses estimates and assumptions in preparing its financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

(e)	Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2011 and 2010 amounted to $20,088 and $83,703, respectively.

(f)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in the net cash provided by operating activities in the statements of cash flows.

The Company does not maintain an allowance for doubtful accounts. The Company will work with slow paying customers to try to collect accounts receivable. Should collection attempts fail, the Company will turn over the account to a collection agency and will write off the receivable against bad debt expense. At December 31, 2011 and 2010, all amounts were considered collectible.

(g)	Prepaid Expenses

Prepaid expenses consist of prepaid private aviation services.

(h)	Revenue Recognition

The Company recognizes revenue when merchandise is shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue in the retail store is recorded at the point of sale. Shipping and other transportation costs charged to the buyers are recorded in both sales and cost of sales.

Sales taxes collected from customers and remitted to government authorities are accounted for on a net basis and, therefore, are excluded from revenues in the statements of income.

(i)	Product Warranties

The Relogistechs division provides warranties of thirty days to one year on the telephone equipment it sells. All product returns are processed by Relogistechs’ shop and are later resold. The warranty liability is not considered material and no liability is recorded on the financial statements.

(j)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with the loss contingencies are expensed as incurred.

(k)	Other Assets

Other assets consist of a note from a construction company. The note was originally for $200,000 and was incurred in September 2010. It is secured by a lien on construction equipment. The note is payable in two remaining installments of $75,000 on September2012 and $50,000 on September2013. The note contains no interest.

(l)	Accounts Payable and Accrued Expenses

Accounts payable are recorded after merchandise is received in the warehouse and checked against purchase orders and packing slips or after invoices for services are received. After any appropriate credits are applied to the payable, payment is either wired or remitted by check to the supplier according to agreed upon terms.

Accrued expenses consisted of the following as of December 31, 2011 and 2010:

	2011	2010
Accrued payroll	$201,327	7,193
Accrued taxes	40,416	26,918
Other	227,668	85,832

	$469,411	119,943

(2)	Related Parties

International Enterprises, Inc. leases two buildings under triple net operating leases expiring on December31, 2015 and 2017 from Nation Land Company LLC. Both leases have three 5-year renewal options. Nation Land Company LLC is owned by the 100% stockholder of International Enterprises, Inc. and his wife.

Rent expense for these buildings for the years ended December31, 2011 and 2010 was $378,000 for each year. The rent paid to Nation Land Company LLC represents 39.4% and 16.1%, of the total revenue for Nation Land Company LLC in 2011 and 2010, respectively.

The Company leases a building under a triple net operating lease expiring on December31, 2015 from the wife of the 100% stockholder of International Enterprises, Inc. Rent paid for this building was $60,000 per year for the years ended December 31, 2011 and 2010, respectively.

(3)	Profit Sharing Plan

The Company maintains a Profit Sharing Plan for its employees. All employees over 21 years of age, who are employed for one year on the anniversary date of the plan, are eligible to participate in the plan the following year. For the years ended December31, 2011 and 2010, the Company contributed 15% of eligible payroll for each year. Profit sharing contributions for those years were $178,267 and $136,990, respectively.

(4)	Guarantees

In May 2011, the Company guaranteed a $7,500,000 bank line of credit of a related company, Nation Land Company LLC, which is owned by the Company’s stockholder and his wife. The term of the guarantee is the life of the loan, which is due on demand. The line of credit is also collateralized by real estate owned by Nation Land Company LLC. The guarantee was made to assist the related company in obtaining more favorable terms on the line of credit. The Company would be required to perform under the guarantee if the related company defaulted on the loan. The maximum potential amount to be owed would be the balance of the loan plus interest due. Interest on the outstanding borrowings under the line of credit is payable monthly at a variable rate equal to the daily fluctuating LIBOR rate plus 165 basis point for 2011 and 210 basis points for 2010. The Company would expect the amount due to be reduced by the proceeds of the sale of collateral and management believes the fair value of the collateral exceeds the loan balance. As of December 31, 2011, the outstanding balance of the line of credit was $7,279,212.

(5)	SubChapter S Election

Effective with years beginning January 1, 2002 and beyond, the Company, with the consent of its 100% shareholder, has elected to be taxed under the provisions of Section 1362(a) of the Internal Revenue Code, which provides for the Company’s income or loss to be taxed directly to its shareholder. Accordingly, no provision for federal income tax will be included in the accompanying financial statements after December 31, 2001.

(6)	Acquisition

On January 1, 2010 the Company acquired the assets and assumed the liabilities of Relogistechs LLC from its owner, who is also the 100% shareholder of International Enterprises Inc. Relogistechs then became a division of International Enterprises Inc.

The customer bases of both divisions are different and there is no intercompany business transpiring; therefore, there are no intercompany transactions to be removed during consolidation process for financial statement presentation.

(7)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through May 14, 2012 the date at which the financial statements were available to be issued, and determined there are no other items to be disclosed, except as mentioned below.

The owner of the Company entered into a combination agreement dated February 16, 2012 with Taylor and Martin Group, Inc. (TMG) pursuant to which, effective substantially contemporaneously with, and contingent upon, the consummation of an initial public offering (IPO) of shares by TMG, 100% of the capital stock of theComp any will be acquired by TMG and theCompany will become a wholly owned subsidiary of TMG. The combination agreement is valid until November 30, 2012.

INTERNATIONAL ENTERPRISES, INC.

(An S Corporation)

Schedule of Operating and Administrative Expenses

Years ended December 31, 2011 and 2010

	2011	2010
Operating and administrative expenses:
Janitor and cleaning	$2,550	2,600
Telephone	27,385	28,941
Waste and disposal	8,009	8,651
Laundry	1,236	1,095
Burglary protection	4,328	1,347
Over/short	204	352
Payroll	2,315,459	1,433,817
Commissions	205,391	245,940
Temporary agency	66,589	7,587
Utilities	71,014	79,446
Maintenance	31,828	23,266
Auto and truck	8,243	15,945
Seminar	1,935	1,049
Payroll taxes	149,624	100,696
Other taxes	43,510	44,848
City tax	40,154	26,243
Licenses	3,870	568
Hospitalization	178,267	136,990
Profit sharing	218,634	210,944
Supplies	78,424	46,824
Computer support	53,392	8,038
Depreciation	23,182	32,570
Freight out	18,000	24,446
Freight in	7,497	6,689
Bad debt expense (recovery)	111,084	16,288
Fees and permits	4,516	4,038
Merchant fees	101,716	21,226
Postage	2,493	3,064
Legal and accounting	34,007	54,665
Insurance	25,843	12,610
Contributions	11,521	5,600
Dues and subscriptions	25,424	5,887
Advertising	20,088	83,703
Entertainment	18,290	33,709
Travel	21,559	38,394
Bank fees	42,135	36,731
Office supplies	22,492	8,570
Rent	510,770	427,937

	$4,510,663	3,241,314

See accompanying notes to the financial statements.

KPMG LLP
811 Main Street
Houston, TX 77002

Independent Auditors’ Report

The President/Owner

ASB Corporation and subsidiaries:

We have audited the accompanying consolidated balance sheets of ASB Corporation and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to report on these consolidated financial statements based on the results of our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASB Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Houston, Texas

May 14, 2012

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

ASB CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

Years ended December 31, 2011 and 2010

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$635,812	443,138
Trade accounts receivable	159,845	352,969
Accounts receivable—other	23,000	3,757
Notes receivable	9,000	—
Notes receivable—shareholders (note 7)	276,800	606,472
Interest receivable—related party	63,073	81,145
Due from officers and employees	6,483	8,331
Income tax receivable	40,177	—
Deferred tax assets	544	87,186
Inventories, less reserve for defective product of $0 in 2011 and $202,247 in 2010	338,611	783,268
Prepaid expenses	2,309	3,109

Total current assets	1,555,654	2,369,375

Property and equipment	507,109	493,868
Less accumulated depreciation (note 3)	(332,845)	(297,093)

Net property and equipment	174,264	196,775
Noncurrent assets:
Deferred tax asset	53,270	—
Other noncurrent assets	24,622	24,625

Total assets	$1,807,810	2,590,775

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$458,780	655,660
Current installments of capital lease obligation (note 5)	640	3,555
Notes payable—shareholders (note 7)	453,845	216,627
Accrued interest payable—shareholders	16,318	5,539
Income tax payable	—	6,671
Other current liabilities	27,690	41,461

Total current liabilities	957,273	929,513

Deferred tax liabilities—noncurrent	50,190	59,676

Total liabilities	1,007,463	989,189

Stockholders’ equity:
Common stock, no par value. Authorized, 100,000 shares; issued and outstanding, 42,280 and 21,140 at December 31, 2011 and 2010	957,170	957,170
Treasury stock	(775,184)	—
Additional paid-in capital	131,135	131,135
Retained earnings	487,226	513,281

Total stockholders’ equity	800,347	1,601,586

Total liabilities and stockholders’ equity	$1,807,810	2,590,775

See accompanying notes to consolidated financial statements.

ASB CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2011 and 2010

	2011	2010
Sales—product	$8,218,240	9,549,607
Sales—disposition services	170,331	170,785

Total revenue	8,388,571	9,720,392

Cost of goods sold	5,182,321	5,051,872

Total cost of goods sold	5,182,321	5,051,872

Gross profit	3,206,250	4,668,520
Selling, general, and administrative expenses	3,225,072	5,972,254

Operating loss	(18,822)	(1,303,734)
Other income (expense):
Interest income	40,132	43,299
Other income (expense), net	(53,043)	(12,102)
Interest expense	(17,284)	(15,632)

Loss before income taxes	(49,017)	(1,288,169)
Income tax benefit (note 9)	(22,962)	(495,707)

Net loss	$(26,055)	(792,462)

See accompanying notes to consolidated financial statements.

ASB CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2011 and 2010

			Additional			Total
	Common stock		paid-in	Retained	Treasury	stockholders’
	Shares	Amount	capital	earnings	stock	equity
Balances at December 31, 2009	42,280	$957,170	131,135	1,305,743	—	2,394,048
Net loss	—	—	—	(792,462)	—	(792,462)

Balances at December 31, 2010	42,280	957,170	131,135	513,281	—	1,601,586
Net loss	—	—	—	(26,055)	—	(26,055)
Acquisition of treasury stock	(21,140)	—	—	—	(775,184)	(775,184)

Balances at December 31, 2011	21,140	$957,170	131,135	487,226	(775,184)	800,347

See accompanying notes to consolidated financial statements.

ASB CORPORATION AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows provided by operating activities:
Net loss	$(26,055)	(792,462)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	44,228	47,884
Inventory reserve expense	—	202,247
Deferred tax expense (benefit)	23,886	(31,664)
Prior year tax provision	—	(429,437)
Changes in operating assets and liabilities:
Decrease in trade accounts receivable	193,124	304,488
Increase in accounts receivable—other	(19,243)	(12,769)
Decrease/(increase) in interest receivable—shareholders	18,072	(39,201)
Decrease in due from officers and employees	1,848	40,785
Decrease in inventories	444,657	68,686
Decrease in prepaid expenses	800	12,787
Decrease other noncurrent assets	—	25,940
Decrease in trade accounts payable and accrued expenses	(196,880)	(280,692)
Decrease in income tax receivable	(46,848)	(104,618)
Decrease in other current liabilities	(13,771)	(19,712)
Increase in accrued interest payable—shareholders	10,779	3,594

Net cash provided by (used in) operating activities	434,597	(1,004,144)

Cash flows from investing activities:
Other investing activities	(8,473)	(2,155)
Capital expenditures, including interest capitalized	(13,241)	(11,856)
Increase in notes receivable	(9,000)	—
Decrease in notes receivable—shareholders	329,672	—

Net cash provided by (used in) investing activities	298,958	(14,011)

Cash flows from financing activities:
Payments on notes payable—shareholders	(85,697)	(291,867)
Proceeds from notes payable—shareholders	322,915	—
Payments on capital lease obligations	(2,915)	(19,207)
Acquisition of treasury stock	(775,184)	—

Net cash used in financing activities	(540,881)	(311,074)

Net increase (decrease) in cash and cash equivalents	192,674	(1,329,229)
Cash and cash equivalents at beginning of year	443,138	1,772,367

Cash and cash equivalents at end of year	$635,812	443,138

Supplemental disclosures of cash paid for:
Interest, net of amounts capitalized	$17,283	15,633
Income taxes	12,550	137,996

See accompanying notes to consolidated financial statements.

(1)	Description of Business and Basis of Presentation

(a)	Description of Business

ASB Corporation (ASB or the Company) was incorporated in 1993 in the state of California. ASB owns 100% of the outstanding common stock of Segue Corporation. The Company provides wholesale new and refurbished consumer electronics to secondary markets and provides reverse logistics solutions to manufacturers and retailers.

(b)	Transfer of Entities Under Common Control

On August 31, 2010, ASB issued 22,280 shares of its common stock to purchase 100% of the outstanding common stock of Greystone Electronics Inc. (GEI) and Corporate Electronics, Inc. (CEI), entities controlled by the Company’s stockholders. These transactions were accounted for as a combination of entities under common control. Accordingly, the Company recorded the transfers at the net book values of the assets and liabilities on the books of GEI and CEI.

The following table summarizes the combined net book values of assets acquired and liabilities assumed of CEI and GEI at the acquisition date:

	CEI	GEI	Total
Cash	$7,965	6,189	14,154
Trade accounts receivable	—	413,568	413,568
Shareholder notes and interest receivable	617,689	54,778	672,467
Prepaid expenses	366	800	1,166
Accounts payable and accrued expenses	(162,658)	(219,317)	(381,975)

	$463,362	256,018	719,380

(c)	Basis of Presentation

The accompanying consolidated financial statements include the accounts of ASB and its wholly owned subsidiaries. The December 31, 2009 balances reported in the consolidated statement of stockholders’ equity and the consolidated statements of operations and cash flows for the year ended December 31, 2010 are presented on a combined basis as though the common shares had been issued and the assets and liabilities of GEI and CEI had been transferred at January 1, 2010. All significant intercompany balances and transactions have been eliminated in consolidation.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the collectibility of accounts receivable, the realization of inventories, the useful lives and recoverability of long-lived assets, and the realization of the deferred tax asset. Actual results could differ from those estimates.

(b)	Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(c)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reviews its trade accounts receivable periodically and an allowance for doubtful accounts is established for individual, specific accounts when required. The Company did not have an allowance for doubtful accounts at December 31, 2011 and 2010.

(d)	Inventories

Inventories are comprised of computer accessories purchased for resale and are valued at lower of cost or market. Cost is determined using the average cost method. Inventory is reviewed quarterly to identify excess, obsolete, and slow inventory. When required, a reserve against inventory is made to reduce identified inventory to its estimated net realizable value. A full reserve against inventory is made for defective product. The reserve against inventory for defective product was $0 and $202,247 at December 31, 2011 and 2010, respectively.

(e)	Property and Equipment

Property and equipment are stated at cost. Equipment under capital leases are stated at the present value of minimum lease payments. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the respective assets:

Computers and software	5 years
Furniture and fixtures	5—7 years
Vehicles	5 years
Warehouse equipment	7 years
Leasehold improvements	Shorter of lease term or useful life

When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Repairs and maintenance of a routine nature are expensed as incurred. Leasehold improvements are capitalized and depreciated over the shorter of the lease team or useful life.

(f)	Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses were recognized in the years ended December 31, 2011 and 2010.

(g)	Treasury Stock

The Company accounts for treasury stock at cost.

(h)	Revenue Recognition

The Company records revenues when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price to the customer is fixed or determinable; and (iv) collection of the sales price is reasonably assured. Delivery occurs when goods are shipped and title and risk of loss have passed to the customer. Sales are Freight On Board (FOB) shipping point and are recorded net of estimated returns and discounts. All revenues are reported net of any sales discounts or taxes.

(i)	Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates for the periods in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records a valuation allowance if based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. In determining the possible realization of deferred tax assets, the Company considers future taxable income from the following sources: (i) the reversal of taxable temporary differences, (ii) taxable income from future operations, and (iii) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into periods in which net operating losses might otherwise expire.

The Company also recognizes the income tax effect of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. If recognized, the tax portion of the adjustment would affect the effective tax rate.

(j)	Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

In 2011, the largest customer accounted for 15.4% of revenues. No other customer accounted for more than 10.0% of revenues in 2011. In 2010, the two largest customers accounted for 12.0% and 10.5% of revenues, respectively. No amounts were due from these customers as of December 31, 2011 and 2010, respectively.

The Company is dependent on third-party manufacturers and distributors for all of its supply of product. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. In 2011 and 2010, products purchased from the Company’s two largest suppliers accounted for approximately 53%, of product purchases. Amounts due to these major suppliers were $300,577 and $485,921, as of December 31, 2011 and 2010, respectively.

(3)	Property and Equipment

Property and equipment consist of the following at December 31:

	2011	2010
Computers and software	$260,879	255,234
Furniture and fixtures	98,505	96,887
Vehicles	57,521	57,521
Warehouse equipment	51,094	47,383
Leasehold improvements	39,110	36,843

	507,109	493,868

Less accumulated depreciation	(332,845)	(297,093)

	$174,264	196,775

Depreciation expense was $44,228 and $47,884 for the years ended December 31, 20 11 and 2010, respectively.

(4)	Line of Credit

The Company has a revolving credit agreement (the Line) with a commercial bank that allows the Company to borrow up to $700,000 through May 2012. The Line bears interest at the greater of the bank’s prime rate (3.25% as of December 31, 2011 and 2010) or 2% plus the one-month LIBOR (0.28% and

0.26% as of December 31, 2011 and 2010, respectively) plus 1% and is payable monthly. The Line is secured by substantially all assets of the Company and is guaranteed by the shareholders of the Company. The Company had $700,000 of borrowing capacity available under the Line at December 31, 2011 and 2010.

(5)	Commitments and Contingencies

(a)	Capital Lease Obligations

Assets under capital leases consist of the following at December 31:

	2011	2010
Computers	$60,050	60,050
Software	44,498	44,498

	104,548	104,548
Less accumulated depreciation	104,548	99,321

	$—	5,227

Depreciation expense of assets held under capital leases was $6,599, and $15,972 for the years ended December 31, 2011 and 2010, respectively. Obligations under capital leases were $640 and $3,555 as of December 31, 2011 and 2010, respectively.

(b)	Operating Leases

The Company leases office space under operating leases. Future minimum rent commitments under operating leases are as follows as of December 31, 2011:

2012	$237,792
2013	59,448

$297,240

Rent expense under operating leases was $237,792, for the years ended December 31, 2011 and 2010.

(6)	Treasury Stock

On July 1, 2011, the Company repurchased 21,140 shares of its common stock at its cost basis of $775,184, which are being held as treasury stock.

(7)	Related-Party Transactions

The Company has unsecured notes receivable from its shareholders in the principal amount of $276,800 and $606,472 at December 31, 2011 and 2010 , respectively. These notes receivable are due on demand. These notes receivable bore interest of 4.5% and 6.0%. The remaining note at December 31, 2011 bears an interest rate of 6.0% per annum and will be settled at the time of the sale of the Company. Accrued interest receivable on the notes receivable was $63,073 and $81,145 as of December 31, 2011 and 2010, respectively, and is payable on demand. Interest income accrued on the notes receivable was $28,113 and $37,605 for the years ended December 31, 2011 and 2010, respectively.

The Company has unsecured notes payable to its shareholder in the principal amount of $430,930 and $216,627 at December 31, 2011 and 2010, respectively. These notes payable are due on demand. The notes payable bear interest at 5% per annum and will be settled at the time of the sale of the Company. Accrued interest payable on the notes payable was $16,318 and $5,539 as of December 31, 2011 and 2010, respectively. Interest expense on the notes payable was $12,439 and $15,632 for the years ended December 31, 2011 and 2010, respectively.

The Company has a payable to its shareholder of $22,915 as of December 31, 2011 relating to the treasury stock purchase, which occurred on July 1, 2011 (note 6). Interest expense on the payable to its shareholder was $4,845 for the year ended December 31, 2011.

(8)	Simple IRA Retirement Plan

The Company has a Simple IRA retirement plan that covers all full-time employees. Participants may contribute up to $11,500 per year and the Company matches the employee’s contribution dollar-for-dollar up to 3% of the employee’s salary. Participants vest 100% immediately in both employee contributions and the Company match. The Company recorded an expense for matching contributions totaling $27,137 and $44,521 for the years ended December 31, 2011 and 2010, respectively.

(9)	Income Taxes

The provision (benefit) for income taxes consists of the following as of December 31:

	2011	2010
Current:
Federal	$(46,040)	(404,675)
State	(808)	(59,368)

	(46,848)	(464,043)

Deferred:
Federal	25,555	(13,677)
State	(1,669)	(17,987)

	23,886	(31,664)

	$(22,962)	(495,707)

The Company’s total deferred tax assets and liabilities were as follows at December 31:

	2011	2010
Current deferred tax assets:
Inventory reserve	$—	86,643
Other	544	543
Noncurrent deferred tax asset:
Operating loss carryforward	53,270	—

Total deferred tax assets	53,814	87,186

Deferred noncurrent tax liabilities:
Depreciation	(45,576)	(55,630)
State income taxes	(4,614)	(4,046)

Total noncurrent deferred tax liabilities	(50,190)	(59,676)

Total deferred tax assets and tax liabilities	$3,624	27,510

Deferred income taxes are provided for the tax effects of temporary differences in the reporting of income for financial statement and income tax reporting purposes and arise principally from net operating loss carryforwards, depreciation, and inventory reserves.

The Company has a net operating federal and California operating loss carryforwards of approximately $102,000 and $210,000, respectively, which may be used to reduce taxable income through the year 2032. The availability of the Company’s net operating loss carryforwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company’s stock.

The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the effective income tax rate reflected in the consolidated statements of operations for the years ended December 31:

	2011	2010
Tax (benefit) provision at federal statutory rate	(34)%	(34)%
Permanent differences	25	1
States taxes, net of federal benefit	(3)	(5)
Other	(35)	—

	(47)%	(38)%

(10)	Subsequent Events

The following subsequent event has occurred through the issuance date of the consolidated financial statements, May 14, 2012.

The Company entered into a combination agreement dated February 7, 2012 with Taylor and Martin Group, Inc. (TMG) pursuant to which, effective substantially contemporaneously with, and contingent upon, the consummation of an initial public offering (IPO) of shares by TMG, 100% of the capital stock of the Company will be acquired by TMG and the Company will become a wholly owned subsidiary of TMG. The combination agreement is subject to a number of customary closing conditions and may be terminated by either party if the IPO is not consummated prior to November 30, 2012.

ANNEX A

Taylor & Martin Group, Inc., TMG Founder Company and Individual Partner Company Selected

Consolidated or Combined Financial Information

and

Management’s Discussions and Analyses of Financial Conditions and Results of Operations

TAYLOR & MARTIN GROUP, INC.

Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data for Taylor & Martin Group, Inc. as of December 31, 2011 and for the period from November 18, 2011 (Inception) to December 31, 2011, have been derived from the audited consolidated financial statements of Taylor & Martin Group, Inc. You should read the following selected historical consolidated financial data with “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and the audited consolidated financial statements of Taylor & Martin Group, Inc. and the notes thereto included elsewhere in this prospectus.

Period from November 18, 2011 (Inception) to December 31, 2011
Statement of Operations Data:
Revenues	—
Cost of sales	—
Operating expenses:
Accounting fees	$25,000
Sales, general and administrative expenses	11,942
Operating (loss)	$(36,942)

As of December 31, 2011
Balance Sheet Data:
Cash and cash equivalents	$1,000
Working capital (deficit)	(35,942)
Total assets	1,000
Stockholders’ deficit	$(35,942)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Taylor & Martin Group, Inc. was incorporated in Delaware on November 18, 2011 for the purpose of effecting the Reorganization and the Combinations. See “Combinations and Reorganization.”

During 2011, Taylor & Martin Group, Inc. incurred various accounting and administrative costs in preparation of this offering, the Reorganization and the Combinations, and Taylor & Martin Group, Inc.’s continued viability is dependent upon the consummation of this offering.

TMG FOUNDER COMPANY

Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data for TMG Founder Company as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011, have been derived from the audited consolidated financial statements of TMG Founder Company. You should read the following selected historical consolidated financial data with “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and the audited consolidated financial statements of TMG Founder Company and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2010	2011
Statement of Operations Data:
Revenues	—	—
Cost of sales	—	—
Operating expenses:
Accounting fees	—	$29,678
Sales, general and administrative expenses	$4,583	85,201
Operating (loss)	$(4,583)	$(114,879)

	As of December 31,
	2010	2011
Balance Sheet Data:
Cash and cash equivalents	$248	$306
Working capital (deficit)	(8,095)	(121,974)
Total assets	248	6,385
Stockholders’ deficit	$(8,095)	$(121,974)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

TMG Founder Company was incorporated in Delaware on March 24, 2011, and its original predecessor entity was originally formed in 2009. TMG Founder Company’s business objective has been evaluating several businesses in the auction and reverse logistics industries as candidates to form a cohesive platform for the optimal liquidation of various assets. As described in “Combinations and Reorganization,” TMG Founder Company will become a subsidiary of Taylor & Martin Group, Inc. in connection with this offering.

During 2011, Taylor & Martin Group, Inc. incurred various accounting and administrative costs in preparation for this offering, the Reorganization and the Combinations. TMG Founder Company’s continued viability is dependent upon the consummation of this offering.

TAYLOR & MARTIN ENTERPRISES

Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data for Taylor & Martin Enterprises as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011, have been derived from the audited consolidated financial statements of Taylor & Martin Enterprises. You should read the following selected historical consolidated financial data with “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and the audited consolidated financial statements of Taylor & Martin Enterprises and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Percentage change between years ended December
	2010	2011	31, 2010 and 2011
	(In thousands)
Statement of Operations Data:
Revenues:
Sales, commissions and other net gains	$16,360	$20,262	23.9%
Lease income	1,113	1,033	(7.2)

Total revenues	17,473	21,295	21.9
Costs and expenses:
Cost of goods sold	1,179	2,832	140.2
Operating expenses	12,605	13,111	4.0

Total costs and expenses	13,784	15,943	15.7

Operating income	3,689	5,352	45.1
Other income (expense)	(93)	(20)	(78.5)

Net income	$3,596	$5,332	48.3%

	As of December 31,
	2010	2011
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$181	$1,373
Working capital (deficit)	(3,926)	(1,800)
Total assets	11,230	11,658
Shareholders’ equity	$3,553	$5,911

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Taylor & Martin Enterprises was founded in 1935 in Nebraska and is one of the nation’s leading full-service auction companies for transportation and agricultural capital assets and one of the largest appraisers of these types of assets in the United States. For the year ended December 31, 2011 Taylor & Martin Enterprises conducted 50 live auctions in 12 states and sold approximately 13,300 trucks, trailers and pieces of agricultural equipment with gross auction proceeds, or GAP, of approximately $166 million. For the year ended December 31, 2011 Taylor & Martin Enterprises also appraised 545,000 pieces of equipment with an aggregate appraisal value of approximately $5.9 billion.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Sales, Commissions and Other Net Gains. Sales, commissions and other net gains increased by 23.9% in 2011 to $20.3 million from the 2010 level of $16.4 million. The increase is attributable to several factors. First, GAP in 2011 increased to $166.0 million from $161.5 million in 2010, and the average auction service revenue rate earned from consignments increased to 8.3% in 2011 from 7.7% in 2010. The combination of these two increases contributed to a 10.0% increase in auction service revenues to $13.7 million from $12.4 million for 2010. Also contributing to the increase in sales, commissions and other net gains was a $0.4 million increase in 2011 in fees connected to auction support services we provided to another auction company.

Lease Income. Lease income decreased by 7.2% in 2011 to $1.0 million from the 2010 level of $1.1 million. The decrease was primarily attributable to increased selectivity in writing new leases.

Cost of Goods Sold. Cost of goods sold consists of the cost and expenses of assets bought by Taylor & Martin Enterprises for resale through its auction marketplaces. Cost of goods sold increased by 140.2% in 2011 to $2.8 million from the 2010 level of $1.2 million. The increase was largely a function of increased purchases of assets for resale at Taylor & Martin Enterprises’ auctions.

Operating Expenses. Operating expenses include labor, commissions paid to the sales force, payroll taxes and benefits and general administrative expenses. Operating expenses increased by 4.0% in 2011 to $13.1 million from the 2010 level of $12.6 million. Operating expenses were relatively flat as a percentage of sales, commissions and other net gains for the years ended December 31, 2010 and 2011.

Net Income. Net income increased by 48.3% in 2011 to $5.3 million from the 2010 level of $3.6 million.

Liquidity and Capital Resources

As of December 31, 2011, cash was $1.4 million and accounts receivable were $1.1 million. Taylor & Martin Enterprises maintains a $4.0 million a line of credit, which is currently undrawn. On May 31, 2012, a $0.6 million balloon note becomes due, which note is secured by the company airplane.

DEANCO AUCTION

Selected Historical Combined Financial Data

The following selected combined financial data for Deanco Auction as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011 have been derived from the audited combined financial statements of Deanco Auction. You should read the following selected historical combined financial data with “ – Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and the audited combined financial statements of Deanco Auction and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Percentage change between years ended December 31,
	2010	2011	2010 and 2011
	(In thousands)
Statement of Operations Data:
Operating revenues:
Auction and service revenues	$5,015	$7,425	48.0%
Equipment sales	8,005	11,010	37.5
Other operating revenues	5	16	220.0

Total operating revenues	13,025	18,451	41.6
Costs of goods and services sold	6,830	11,437	67.5

Gross profit	6,195	7,014	13.2

Selling, general, and administrative expenses, excluding depreciation	2,893	3,081	6.5
Depreciation expense	308	318	3.2

Income from operations	2,994	3,615	20.7

Other expense, net	(341)	(308)	9.9

Net income	$2,653	$3,307	24.7%

	As of December 31,
	2010	2011
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$451	$26
Working capital (deficit)	(2,954)	(1,953)
Total assets	8,569	7,433
Shareholders’ (deficit) equity	$(187)	$456

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Deanco Auction was founded in 1992 in Alabama and has grown into a full-service auction company for agricultural and industrial assets as well as automobiles. For the year ended December 31, 2011, Deanco Auction conducted 60 auctions in 2 states and sold approximately 16,300 pieces of equipment with gross auction proceeds, or GAP, of approximately $97 million.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Auction and Service Revenues. Auction and service revenues increased by 48.0% in 2011 to $7.4 million from the 2010 level of $5.0 million. The increase was largely attributable to a 13.7% increase in GAP to $96.9 million in 2011 from $85.2 million in 2010. The growth in GAP resulted primarily from the sale of larger volumes of industrial assets and, to a lesser degree, automobiles. Net proceeds attributable to the heavy and agricultural equipment auctions as a percent of the total was approximately 61.7% and 41.7% for the years ending 2011 and 2010, respectively.

Equipment Sales. Equipment sales increased by 37.5% in 2011 to $11.0 million from the 2010 level of $8.0 million. This increase was primarily attributable to Deanco Auction’s ability to identify more attractive equipment packages to buy and deploy more capital in acquisition activity and an increased demand for good quality, pre-owned equipment offered at auction.

Costs of Goods and Services Sold. Costs of goods and services sold consist of transportation costs, title work, auctioneer fees and the cost and expenses of assets purchased by the Company and sold at auction. Costs of goods and services sold increased by 67.5% in 2011 to $11.4 million from the 2010 level of $6.8 million. The increase was mainly the result of increased revenues in 2011 as compared to 2010.

Selling, General, and Administrative Expenses, Excluding Depreciation. Selling, general, and administrative expenses, excluding depreciation, consist of labor expense, commissions paid to the sales force, payroll taxes and benefits and general administrative expenses. Selling, general, and administrative expenses, excluding depreciation, increased by 6.5% in 2011 to $3.1 million from the 2010 level of $2.9 million. This increase was primarily attributable to Deanco Auction’s ability to leverage its fixed cost operating structure over a larger revenue base to leverage some of the fixed costs of conducting an auction and related personnel costs over a broader revenue base.

Net Income. Net income increased by 24.7% in 2011 to $3.3 million from the 2010 level of $2.7 million. The increase was primarily the result of the increase in revenues noted above. Although net income increased from 2010 to 2011, net income as a percentage of revenues declined from 20.4% in 2010 to 17.9% in 2011.

Liquidity and Capital Resources

As of December 31, 2011 Deanco Auction had cash of $26,031 and trade receivables of $560,738 as compared to cash of $451,000 and trade receivables of $756,905 as of December 31, 2010.

Although Deanco Auction reduced long-term debt in December 31, 2011 from 2010 by approximately $0.8 million as it was able to repay debt from increased earnings, borrowing capacity under Deanco Auction’s lines of credit were reduced by approximately $0.5 million.

IMAGE MICROSYSTEMS

Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data for Image Microsystems as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011, have been derived from the audited consolidated financial statements of Image Microsystems. You should read the following selected consolidated financial data with “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements of Image Microsystems and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Percentage change between years ended December
	2010	2011	31, 2010 and 2011
	(In thousands)
Statement of Operations Data:
Revenues:
Product revenue	$4,748	$11,996	152.7%
Reconditioning services	4,984	7,720	54.9
Recycling	61	165	170.5
Plastics manufacturing	—	13

Total revenues	$9,793	$19,894	103.1

Operating expenses:
Cost of product sales	1,958	4,567	133.2
Cost of parts for reconditioning services	1,217	2,388	96.2
Recycling freight	12	97	708.3
Cost of plastics manufacturing	—	136
Payroll expenses	3,045	4,852	59.3
Contract labor	1,249	1,895	51.6
Payroll taxes and benefits	492	1,087	120.9
Occupancy expenses	1,032	1,418	37.4
Selling and administrative expenses	231	763	230.3
Depreciation expenses	95	119	25.3
Other	144	179	24.3

Total operating expenses	$9,475	$17,501	84.7

Other expense:
Interest expense	(1)	(10)	900.0

Net income	$317	$2,383	651.7%

	As of December 31,
	2010	2011
	(In thousands)
Balance Sheet Data:
Cash	$80	$305
Working capital surplus	129	614
Total assets(1)	1,343	6,593
Shareholders’ equity	$178	$2,562

(1)	Includes $3.0 million attributable to equipment and leasehold improvements that will not be included in the Combinations. See footnote 8 to the consolidated financial statements of Image Microsystems, Inc. included elsewhere in this prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Prior to consummation of this offering, Image Microsystems, Inc. will contribute its asset recovery and depot repair operations to its wholly owned subsidiary, Image Microsystems Operating Company, LLC. See footnote 8 to the consolidated financial statements of Image Microsystems, Inc. included elsewhere in this prospectus. Taylor & Martin Group, Inc. will acquire all of the equity of Image Microsystems Operating Company, LLC.

Overview

An affiliated predecessor of Image Microsystems was organized in California in 1992. Since then, Image Microsystems has become one of the leading providers of reconditioning and recycling solutions for surplus and returned electronic consumer goods. It has also developed proprietary reverse logistics software that enables complete reconciliation of goods returned from the consumer to final disposition of each particular good. For the year ended December 31, 2011 Image Microsystems conducted approximately 8,300 discrete sales with approximately 80 different buyers and had GMV of approximately $8.0 million.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Product Revenue. Product revenue increased by 152.7% in 2011 to $12.0 million from the 2010 level of $4.7 million. The increase is primarily attributable to larger volumes of reconditioning of printers, displays, circuit boards and other computer components. The increase was also attributable to a full year’s revenue associated with services introduced in 2010.

Image Microsystems has approximately 100 customers. Nine customers accounted for revenues in excess of $500,000 each and together represented 88% of total revenues in 2011. This compares to 2010 when Image Microsystems had approximately 60 customers, five of whom accounted for in excess of over $500,000 each in revenues, which together represented 92% of total revenues.

Reconditioning Services. Reconditioning services increased by 54.9% in 2011 to $7.7 million from the 2010 level of $5.0 million. The increase was primarily due to expansion of additional services in 2010.

Operating Expenses. Operating expenses increased by 84.7% in 2011 to $17.5 million from the 2010 level of $9.5 million. The increase was largely a result of a full year’s revenues associated with the introduction of reconditioned product sales that occurred in 2010 and a $1.5 million increase in indirect labor from 2010 to 2011, which reflects a full year effect of the 41% increase headcount in 2010, resultant payroll taxes and benefits and that the founding shareholder of Image Microsystems began receiving compensation in 2011.

Net Income. Net income increased by 651.7% in 2011 to $2.4 million from the 2010 level of $0.3 million. This increase was primarily attributable to strong revenues growth, particularly growth in product sales.

Liquidity and Capital Resources

At December 31, 2011 Image Microsystems had assets of $6.6 million comprised principally of accounts receivable of $2.2 million and $3.2 million of fixed assets, which includes $3.0 million of new manufacturing equipment for the new sign manufacturing line of business, which line is not being acquired by Taylor & Martin Group, Inc. The accounts receivable reflects the increase in revenues. Image Microsystems partially financed the equipment with a $1.4 million term loan, initiated a new revolving working capital loan and had accounts payable in line with accounts receivable and the revenues volume. At December 31, 2010 Image Microsystems had $1.3 million of assets with accounts receivable of $0.1 million and inventory of $0.4 million. Liabilities were principally accounts payable. At year end 2011 Image Microsystems had cash of approximately $305,000 compared to approximately $80,000 at December 31, 2010. The increase in cash was primarily attributable to the development of a line of business that will not be included in the Combinations. Image Microsystems had debt on the new equipment at December 31, 2011 of $1.4 million and $185,000 outstanding on a revolving promissory note. There was no debt at December 31, 2010.

INTERNATIONAL ENTERPRISES

Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data for International Enterprises as of December 31, 2010 and 2011 and for the years ended December 31, 2010 and 2011, have been derived from the audited consolidated financial statements of International Enterprises. You should read the following selected historical consolidated financial data with “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and the audited consolidated financial statements of International Enterprises and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Percentage change between years ended December
	2010	2011	31, 2010 and 2011
	(In thousands)
Statement of Operations Data:
Sales	$24,743	$35,521	43.6%
Cost of goods sold	20,291	27,822	37.1

Gross profit	$4,452	$7,699	72.9
Operating and administrative expenses	3,242	4,510	39.1

Income from operations	$1,210	$3,189	163.6
Other income	25	4	(84.0)

Net income	$1,235	$3,193	158.5%

	As of December 31,
	2010	2011
	(In thousands)
Balance Sheet Data:
Cash	$1,601	$4,329
Working capital surplus	6,307	7,386
Total assets	7,274	9,251
Shareholders’ equity	$6,761	$7,664

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

International Enterprises was founded in 1982 in Ohio and has become one of the largest liquidation companies in the United States specializing in the liquidation of surplus and returned hardlines and softlines. For the year ended December 31, 2011 International Enterprises conducted approximately 4,700 discrete sales with approximately 360 different buyers and had GMV of approximately $35 million.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Sales. Sales increased by 43.6% in 2011 to $35.5 million from the 2010 level of $24.7 million. The increase was primarily the result of increased availability of product for liquidation in 2011 over 2010 within the existing customer base. In 2011, one customer accounted for revenues of $11,350,000, or 32.1% of total sales. No other customer accounted for revenues in excess of 10% of total sales.

Cost of Goods Sold. Cost of goods sold consists of merchandise and expenses related to transportation of goods to our facilities. Cost of goods sold increased by 37.1% in 2011 to $27.8 million from the 2010 level of $20.3 million. The increase was primarily attributable to an increase in sales. Cost of goods sold as a percentage of sales decreased to 78.3% in 2011 from 82.0% in 2010 mainly due to our ability to purchase large quantities of goods from suppliers for cash.

Operating and Administrative Expenses. Operating and administrative expenses include payroll, payroll taxes, employee benefits, occupancy costs, supplies, and general administrative expenses. Operating and administrative expenses increased by 39.1% in 2011 to $4.5 million from the 2010 level of $3.2 million. This increase was primarily attributable to an increase in discretionary bonuses in 2011 on the level paid in 2010. As a percentage of sales, operating and administrative expenses were relatively flat at 12.7% in 2011 compared to 13.1% in 2010 as the company successfully scaled expenses in line with revenue growth.

Net Income. Net Income increased by 158.5% in 2011 to $3.2 million from the 2010 level of $1.2 million. This increase was driven by sales growth, lower cost of goods sold percentages, and lower operating and administrative expense percentages.

In 2009, International Enterprises, liquidated a large volume of surplus consumer goods in a one-time liquidation event for a customer following the customer’s acquisition of a competitor. This liquidation significantly contributed to International Enterprises’ sales of $39.2 million for 2009.

Liquidity and Capital Resources

International Enterprises had total assets of $9.3 million and $7.3 million as of December 31, 2011 and 2010, respectively. The increase was due to cash increasing $2.7 million to $4.4 million and accounts receivable increasing $0.4 million.

International Enterprises had no debt at December 31, 2011 and 2010 and its liabilities consisted of accounts payable and accrued expenses. These liabilities were $1.6 million and $0.5 million as of December 31, 2011 and 2010, respectively. International Enterprises has guaranteed the repayment of a $7.5 million bank line of credit of a company owned by International Enterprises’ stockholder. As of December 31, 2011, the outstanding balance of the line of credit was approximately $7.3 million.

SEGUE CORPORATION

Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data for Segue Corporation as of December 31, 2010 and 2011 and for the fiscal years ended December 31, 2010 and 2011, have been derived from the audited consolidated financial statements of Segue Corporation. You should read the following selected consolidated financial data with “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” below and the audited consolidated financial statements of Segue Corporation and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Percentage change between years ended December 31, 2010
	2010	2011	and 2011
	(In thousands)
Statement of Operations Data:
Revenues:
Sales—product	$9,549	$8,218	(13.9)%
Sales—disposition services	171	170	(0.6)

Total revenues	$9,720	$8,388	(13.7)
Total cost of goods sold	5,052	5,182	2.6

Gross profit	$4,668	$3,206	(31.3)
Selling, general, and administrative expenses	5,972	3,225	(46.0)

Operating (loss)	$(1,304)	$(19)	98.5
Other income (expense)	(16)	(30)	(87.5)

(Loss) before income taxes	$(1,288)	$(49)	96.2
Income taxes	(496)	(23)	95.4

Net (loss)	$(792)	$(26)	96.7%

	As of December 31,
	2010	2011
	(In thousands)
Balance Sheet Data:
Cash	$443	$636
Working capital	437	589
Total assets	2,591	1,808
Shareholders’ equity	$1,602	$800

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Segue Corporation was founded in 1983 in California and has become a leading provider of design and management of recovery solutions serving OEMs, major retailers and distributors of electronic consumer goods. For the year ended December 31, 2011 Segue Corporation conducted approximately 1,000 discrete sales with approximately 100 different buyers and had GMV of approximately $8 million.

Segue Corporation’s performance in 2011 was significantly and adversely impacted by a dispute between the two stockholders of Segue Corporation, which resulted in one partner buying out the other partner. This had a direct impact on the financial results of Segue Corporation during that time. Notwithstanding the difficulties in 2011, Segue Corporation secured two new, meaningful contracts that are expected to contribute to improved sales in future periods.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Sales Revenues. Total sales revenues decreased by 13.7% in 2011 to $8.4 million from the 2010 level of $9.7 million. The decrease was mainly a result of a decrease in purchases of inventory from vendors as a result of limited capital available to the business resulting from the buyout of the former partner.

Cost of Goods Sold. Cost of goods sold increased by 2.6% in 2011 to $5.2 million from the 2010 level of $5.1 million. This increase was primarily attributable to the inability to sell inventory in a timely manner because of the contractual dispute with the former partner.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased by 46.0% in 2011 to $3.2 million from the 2010 level of $6.0 million. The decrease was primarily a product of increased efficiencies and a reduction in inventory from vendors, which allowed Segue Corporation to reduce warehouse staff. Additionally the partners in Segue Corporation did not receive compensation in 2011 as they had in 2010.

Net Loss. Net loss was reduced by 96.7% in 2011 to a loss of $0.03 million from losses in 2010 of $0.8 million. Net loss was reduced for 2011 as compared to 2010 because of the foregoing decrease in selling, general, and administrative expenses, which was partly offset by declines in sales revenues.

Liquidity and Capital Resources

Segue Corporation was capital constrained as of December 31, 2011 as a result of the previously discussed partner separation. Segue Corporation had cash of $636,000 at December 31, 2011 compared to $443,000 at December 31, 2010.

                    Shares

Common Stock

PROSPECTUS

Canaccord Genuity

                    , 2012

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, expected to be incurred by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fee, the NYSE filing fee, legal fees and expenses and accounting fees and expenses.

SEC registration fee		$20,055
FINRA filing fee		*
NYSE filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		3,550,000
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be updated by amendment.

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the General Corporation Law of the State of Delaware (DGCL) as the same exists or may thereafter be amended. Under the current DGCL, a director cannot be exculpated from liability for (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation also contains indemnification rights for our directors and officers. Specifically, our amended and restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted against or incurred by them in their capacities as officers and directors.

We have initiated steps to obtain directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

Item 15. Recent Sales of Unregistered Securities

Organization and Reorganization

In November 2011, Taylor & Martin Group, Inc., the issuer in this offering, was organized by SABA Group, LLC, and SABA Group, LLC purchased one share of common stock of Taylor & Martin Group, Inc. for $1,000. Taylor & Martin Group, Inc. and TMG Founder Company have entered into a merger agreement pursuant to which a new wholly owned subsidiary of Taylor & Martin Group, Inc. will be merged with and into TMG Founder Company, and TMG Founder Company will become a wholly owned subsidiary of Taylor & Martin Group, Inc. In that merger, each outstanding share of TMG Founder Company will be converted into one share of common stock of Taylor & Martin Group, Inc., and SABA Group, LLC’s one share of common stock in Taylor & Martin Group, Inc. will be canceled. As discussed in “Combinations and Reorganization—Reorganization” in the prospectus forming a part of this registration statement, the number of outstanding shares of TMG Founder Company will be reduced pursuant to a 1-for-             reverse stock split that will be effected prior to the consummation of this offering. These transactions will be completed without registration under the Securities Act in reliance upon the exemption provided by Section 4(2) thereof, no public offering being involved.

See also “Certain Relationships and Related Party Transactions—Organization of SABA Group, LLC, TMG Founder Company and Taylor & Martin Group, Inc.” in the prospectus forming a part of this registration statement.

Combinations

Pursuant to the Combination Agreements filed as Exhibits 2.2, 2.4, 2.6, 2.7 and 2.8 and substantially concurrently with the consummation of this offering, we have agreed to issue to the stockholders of the Partner Companies shares of our common stock with an aggregate value of $58.7 million, equivalent         to         shares of our common stock based upon the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of the prospectus included in this registration statement). These transactions will be completed without registration under the Securities Act in reliance upon the exemption provided by Section 4(2) thereof, no public offering being involved.

See “Combinations and Reorganization” in the prospectus forming a part of this registration statement.

2011 Omnibus Incentive Plan

We have entered into employment agreements with certain of our executive officers and employees and consulting agreements with certain consultants that provide for the issuance of restricted stock pursuant to our 2011 Omnibus Incentive Plan upon the consummation of our initial public offering in exchange for the provision of services. We expect to issue         restricted shares upon consummation of our initial public offering pursuant to these agreements. The initial issuance of these restricted shares will be completed without registration under the Securities Act in reliance upon the exemption provided by Rule 701 promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits are filed as part of this Registration Statement.

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

2.1†	Agreement of Merger dated February 29, 2012 by and among Taylor & Martin Group, Inc., TMG Merger Sub, Inc. and TMG Founder Company

2.2†	Combination Agreement dated January 12, 2012 by and among Taylor & Martin Group, Inc., Deanco and Image Microsystems Operating Company, LLC (by Joinder Agreement dated May 10, 2012) Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of MS, Inc. and Donnie W. Dean

2.3	Amendment No. 1 dated May 2, 2012 to the Combination Agreement dated January 12, 2012 by and among Taylor & Martin Group, Inc., Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of MS, Inc. and Donnie W. Dean

2.4†	Combination Agreement dated February 6, 2012 by and among Taylor & Martin Group, Inc., Image Microsystems, Inc., Alex Abadi and Image Microsystems Operating Company, LLC (by Joinder Agreement dated May 10, 2012)

2.5	Amendment No. 1 dated May 10, 2012 to the Combination Agreement dated February 6, 2012 by and among Taylor & Martin Group, Inc., Image Microsystems, Inc., Alex Abadi, and Image Microsystems Operating Company, LLC (by Joinder Agreement dated May 10, 2012)

2.6†	Combination Agreement dated February 7, 2012 by and among Taylor & Martin Group, Inc., ASB Corporation and Steve Vertun

2.7†	Combination Agreement dated February 16, 2012 by and among Taylor & Martin Group, Inc., International Enterprises, Inc. and Michael A. Farina

2.8†	Amended and Restated Combination Agreement dated March 16, 2012 by and among Taylor & Martin Group, Inc., Taylor & Martin Enterprises, Inc. and the other parties signatory thereto

2.9	Amendment No. 1 dated May 4, 2012 to the Amended and Restated Combination Agreement dated March 16, 2012 by and among Taylor & Martin Group, Inc., Taylor & Martin Enterprises, Inc. and the other parties signatory thereto

3.1	Amended and Restated Certificate of Incorporation of Taylor & Martin Group, Inc.

3.2	Amended and Restated Bylaws of Taylor & Martin Group, Inc.

4.1*	Form of Common Stock Certificate

5.1*	Opinion of Bracewell & Giuliani LLP as to the legality of the securities being registered

10.1	Employment Agreement dated March 23, 2012 between Taylor & Martin Group, Inc. and Rod K. Cutsinger

10.2	Employment Agreement dated March 23, 2012 between Taylor & Martin Group, Inc. and Lloyd D. George

10.3	Employment Agreement dated May 10, 2012 between TMG Auction Services, LLC and Mark E. Fort

Exhibit Number	Description
10.4	Amended and Restated Employment Agreement dated April 30, 2012 between TMG Reverse Logistics, LLC (f/k/a TMG Recovery Services, LLC) and Curtis Greve

10.5	Amended and Restated Employment Agreement dated April 30, 2012, 2012 between TMG Reverse Logistics, LLC (f/k/a TMG Recovery Services, LLC) and Jerry Davis

10.6	Registration Rights Agreement among Taylor & Martin Group, Inc. and the equityholders of each of Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc. and Deanco Auction Company of MS, Inc.; Microsystems Operating Company, LLC; ASB Corporation; and Taylor & Martin Enterprises, Inc. (included as part of Exhibits 2.2, 2.4, 2.6 and 2.8, respectively)

10.7	Form of Taylor & Martin Group, Inc. 2011 Omnibus Incentive Plan (including form of restricted stock agreement)

10.8	Form of Indemnification Agreement between Taylor & Martin Group, Inc. and each of the directors thereof

21.1	List of Subsidiaries of Taylor & Martin Group, Inc.

23.1*	Consent of KPMG LLP

23.2*	Consent of Hocking & Reid LLC

23.3*	Consent of Bracewell & Giuliani LLP (included as part of Exhibit 5.1 hereto)

*	To be filed by amendment.
†	The schedules to this agreement have been omitted for this filing pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of such schedules to the Securities and Exchange Commission upon request.

(b) Financial Statement Schedules. Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on         , 2012.

TAYLOR & MARTIN GROUP, INC.

By:
Name: Rod K. Cutsinger
Title: Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rod K. Cutsinger and Lloyd D. George, and each of them severally, his true and lawful attorney or attorneys-in-fact and agents, with full power to act with or without the others and with full power of substitution and resubstitution, to execute in his name, place and stead, in any and all capacities, any or all amendments (including pre-effective and post-effective amendments) to this registration statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform in the name of on behalf of the undersigned, in any and all capacities, each and every act and thing necessary or desirable to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying, approving and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1, or amendment thereto, has been signed by the following persons in the capacities indicated on             , 2012.

Signature	Title
Chairman of the Board, President and Chief Executive Officer
Rod K. Cutsinger	(principal executive officer)

Vice President, Chief Financial Officer, Treasurer and Secretary
Lloyd D. George	(principal financial officer and principal accounting officer)

Director
Frank Bango

Director
James L. Kent

Director
James L. Persky

Director
Michael R. Suldo

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

2.1†	Agreement of Merger dated February 29, 2012 by and among Taylor & Martin Group, Inc., TMG Merger Sub, Inc. and TMG Founder Company

2.2†	Combination Agreement dated January 12, 2012 by and among Taylor & Martin Group, Inc., Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of MS, Inc. and Donnie W. Dean

2.3	Amendment No. 1 dated May 2, 2012 to the Combination Agreement dated January 12, 2012 by and among Taylor & Martin Group, Inc., Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc., Deanco Auction Company of MS, Inc. and Donnie W. Dean

2.4†	Combination Agreement dated February 6, 2012 by and among Taylor & Martin Group, Inc., Image Microsystems, Inc., Alex Abadi and Image Microsystems Operating Company, LLC (by Joinder Agreement dated May 10, 2012)

2.5	Amendment No. 1 dated May 10, 2012 to the Combination Agreement dated February 6, 2012 by and among Taylor & Martin Group, Inc., Image Microsystems, Inc., Alex Abadi and Image Microsystems Operating Company, LLC (by Joinder Agreement dated May 10, 2012)

2.6†	Combination Agreement dated February 7, 2012 by and among Taylor & Martin Group, Inc., ASB Corporation and Steve Vertun

2.7†	Combination Agreement dated February 16, 2012 by and among Taylor & Martin Group, Inc., International Enterprises, Inc. and Michael A. Farina

2.8†	Amended and Restated Combination Agreement dated March 16, 2012 by and among Taylor & Martin Group, Inc., Taylor & Martin Enterprises, Inc. and the other parties signatory thereto

2.9	Amendment No. 1 dated May 4, 2012 to the Amended and Restated Combination Agreement dated March 16, 2012 by and among Taylor & Martin Group, Inc., Taylor & Martin Enterprises, Inc. and the other parties signatory thereto

3.1	Amended and Restated Certificate of Incorporation of Taylor & Martin Group, Inc.

3.2	Amended and Restated Bylaws of Taylor & Martin Group, Inc.

4.1*	Form of Common Stock Certificate

5.1*	Opinion of Bracewell & Giuliani LLP as to the legality of the securities being registered

10.1	Employment Agreement dated March 23, 2012 between Taylor & Martin Group, Inc. and Rod K. Cutsinger

10.2	Employment Agreement dated March 23, 2012 between Taylor & Martin Group, Inc. and Lloyd D. George

10.3	Employment Agreement dated May 10, 2012 between TMG Auction Services, LLC and Mark E. Fort

10.4	Amended and Restated Employment Agreement dated April 30, 2012 between TMG Reverse Logistics, LLC (f/k/a TMG Recovery Services, LLC) and Curtis Greve

Exhibit Number	Description

10.5	Amended and Restated Employment Agreement dated April 30, 2012, 2012 between TMG Reverse Logistics, LLC (f/k/a TMG Recovery Services, LLC) and Jerry Davis

10.6	Registration Rights Agreement among Taylor & Martin Group, Inc. and the equityholders of each of Deanco Auction & Real Estate, Co., Deanco Auto Auction, Inc. and Deanco Auction Company of MS, Inc.; Microsystems Operating Company, LLC; ASB Corporation; and Taylor & Martin Enterprises, Inc. (included as part of Exhibits 2.2, 2.4, 2.6 and 2.8, respectively)

10.7	Form of Taylor & Martin Group, Inc. 2011 Omnibus Incentive Plan (including form of restricted stock agreement)

10.8	Form of Indemnification Agreement between Taylor & Martin Group, Inc. and each of the directors thereof

21.1	List of Subsidiaries of Taylor & Martin Group, Inc.

23.1*	Consent of KPMG LLP

23.2*	Consent of Hocking & Reid LLC

23.3*	Consent of Bracewell & Giuliani LLP (included as part of Exhibit 5.1 hereto)

*	To be filed by amendment.
†	The schedules to this agreement have been omitted for this filing pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of such schedules to the Securities and Exchange Commission upon request.